This prospectus supplement relates to an effective registration statement under the Securities Act of 1933, but is not complete and may be changed. This prospectus supplement is not an offer to sell these securities and is not a solicitation of an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

Filed pursuant to Rule 424(b)(5)
SEC File No. 333-172657

SUBJECT TO COMPLETION, DATED NOVEMBER 9, 2011

PROSPECTUS SUPPLEMENT

(To Prospectus dated April 7, 2011)

4,000,000 Shares

Viasystems Group, Inc.

Common Stock

We are offering 2,000,000 shares of our common stock, at a price of $         per share. In addition, 2,000,000 shares of our common stock are being sold in this offering, at a price of $         per share, by the selling stockholder identified in this prospectus supplement.

Our common stock is traded on the NASDAQ Global Market under the symbol “VIAS.” On November 8, 2011, the last reported sale price of our common stock on the NASDAQ Global Market was $19.97 per share.

Investing in our common stock involves a high degree of risk. See “Risk Factors” beginning on page S-11 of this prospectus supplement.

Neither the Securities and Exchange Commission nor any state securities commission or other regulatory body has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus supplement or the accompanying prospectus. Any representation to the contrary is a criminal offense.

	Per Share	Total
Public offering price	$	$
Underwriting discounts and commissions	$	$
Proceeds, before expenses, to us	$	$
Proceeds to the selling stockholder	$	$

The underwriters have an option to purchase up to an additional 300,000 shares from us and up to an additional 300,000 shares from the selling stockholder.

The underwriters expect to deliver the shares of our common stock to purchasers on or about                     , 2011.

Joint Book-Running Managers

Goldman, Sachs & Co.	Stifel Nicolaus Weisel

Co-Managers

Wells Fargo Securities	Macquarie Capital	Needham & Company, LLC	Houlihan Lokey

Prospectus supplement dated                     , 2011.

Prospectus Supplement

ABOUT THIS PROSPECTUS SUPPLEMENT

This document consists of two parts. The first part, the prospectus supplement, and the second part, the accompanying prospectus, are each part of a registration statement on Form S-3 that we filed with the Securities and Exchange Commission, or the “SEC,” using a “shelf” registration process. Under this shelf registration process, we and the selling stockholder may sell shares of our common stock in one or more offerings. In this prospectus supplement, we provide you with specific information about the terms of this offering and updates with respect to information contained in the accompanying prospectus and the documents incorporated by reference into this prospectus supplement and the accompanying prospectus. The accompanying prospectus, including the documents incorporated by reference, provides more general information, some of which may not apply to this offering. Generally, when we refer to this prospectus, we are referring to both parts of this document combined. To the extent there is a conflict between the information contained in this prospectus supplement, on the one hand, and the information contained in the accompanying prospectus or in any document incorporated by reference that was filed with the SEC before the date of this prospectus supplement, on the other hand, you should rely on the information in this prospectus supplement.

You should rely only on the information contained in or incorporated by reference into this prospectus supplement. We and the underwriters have not authorized anyone to provide you with information different from that contained in or incorporated by reference into this prospectus supplement. We and the selling stockholder are offering to sell, and seeking offers to buy, shares of our common stock only in jurisdictions where offers and sales are permitted. The information contained in or incorporated by reference into this prospectus supplement is accurate only as of the date of this prospectus supplement, regardless of the time of delivery of this prospectus supplement or of any sale of our common stock.

As permitted by the rules and regulations of the SEC, the registration statement, of which this prospectus supplement and the accompanying prospectus form a part, includes additional information not contained in this prospectus supplement or the accompanying prospectus. You should read this prospectus supplement, the registration statement and the accompanying prospectus together with the documents incorporated by reference into this prospectus supplement before buying any shares of our common stock in this offering.

In this prospectus supplement, unless otherwise specified or the context otherwise requires, (1) the terms “Viasystems,” the “Company,” “we,” “us” and “our” refer to Viasystems Group, Inc. and its subsidiaries and (2) the term “selling stockholder” refers to VG Holdings, LLC.

S-i

SUMMARY

This summary highlights information contained or incorporated by reference in this prospectus supplement and the accompanying prospectus. This summary does not contain all of the information that you should consider before deciding to invest in our common stock. This summary is qualified in its entirety by the more detailed information appearing elsewhere in or incorporated by reference in this prospectus supplement and the accompanying prospectus. You should read this entire prospectus supplement and the accompanying prospectus carefully, including the information incorporated by reference in this prospectus supplement, especially the risks of investing in our common stock discussed under “Risk Factors” beginning in page S-11.

The Company

Overview

We are a leading worldwide provider of complex multi-layer printed circuit boards (“PCBs”) and electro-mechanical solutions (“E-M Solutions”). PCBs serve as the “electronic backbone” of almost all electronic equipment, and our E-M Solutions products and services include integration of PCBs and other components into finished or semi-finished electronic equipment, for which we also provide custom and standard metal enclosures, metal cabinets, metal racks and sub-racks, backplanes, cable assemblies and busbars.

We operate our business in two segments: (i) Printed Circuit Boards, which include our PCB products, and (ii) Assembly, which includes our E-M Solutions products and services. For the twelve months ended September 30, 2011, our Printed Circuit Boards segment accounted for approximately 80% of our net sales, and our Assembly segment accounted for approximately 20% of our net sales.

The products we manufacture include, or can be found in, a wide variety of commercial products, including automotive engine controls, anti-lock braking systems, hybrid converters, automotive electronics for navigation, safety, entertainment, telecommunications switching equipment, data networking equipment, computer storage equipment, electronic defense and aerospace systems, wind and solar energy applications and several other complex industrial, medical and technical instruments. Our broad offering of E-M Solutions products and services includes component fabrication, component integration, and final system assembly and testing. These services can be bundled with our PCBs to provide an integrated solution to our customers. Our net sales for the twelve months ended September 30, 2011 were derived from the following end markets:

•	Automotive (38%);

•	Industrial & instrumentation (25%);

•	Telecommunications (19%);

•	Computer and datacommunications (14%); and

•	Military and aerospace (4%)

We are a supplier to approximately 800 original equipment manufacturers (“OEMs”) and contract electronic manufacturers (“CEMs”) in numerous end markets. Our OEM customers include industry leaders such as Alcatel-Lucent, Autoliv, Bosch, Ciena, Cisco, Continental, Ericsson, GE, Harris, Hitachi, Huawei, Motorola Solutions, NetApp, QLogic, Rockwell Automation, Rockwell Collins, TRW Automotive, and Xyratex. In addition, we have good working relationships with industry-leading CEMs such as Benchmark Electronics, Celestica, Jabil Circuit and Plexus, and we supply PCBs and E-M Solutions products to these customers as well.

We have ten manufacturing facilities, including two in the United States and eight located outside the United States that allow us to take advantage of low cost, high quality manufacturing environments, while serving a broad base of customers around the globe. Our PCB products are produced in our two domestic facilities and four of our seven facilities in China. Our E-M Solutions products and services are provided from three of our seven facilities in China and our one facility in Mexico. For the twelve months ended September 30, 2011, our manufacturing facilities in China, the United States and Mexico were responsible for 82%, 14% and 4%, respectively of our net sales. For the twelve months ended September 30, 2011, approximately 40%, 35% and 25% of our net sales were generated by shipments to destinations in North America, Asia and Europe, respectively. We are headquartered in St. Louis, Missouri, and as of September 30, 2011, we have approximately 15,000 employees.

Industry Background

Our PCB products and E-M Solutions products and services are offered to the worldwide electronic equipment market. According to Gartner Dataquest, a world leading information technology research and advisory company (“Gartner”)1, the worldwide electronic equipment market was $1.4 trillion in 2010 and is expected to grow at a compounded annual growth rate (“CAGR”) of 5.9% from 2010 to 2015.

PCBs are a critical component of nearly all electronic products manufactured today and are the basic platforms used to connect electronic components such as integrated circuits, capacitors, resistors and other passive components. According to Prismark Partners LLC, a leading PCB industry research firm (“Prismark”), the global market for PCBs is projected to grow 7.4% in 2011 from $52.5 billion in 2010 and at a CAGR of 6.6% to $72.1 billion by 2015. PCB production in China was $20.0 billion in 2010 (38% of global revenue) and is projected to grow at a CAGR of 10.7% to $33.2 billion by 2015 (46% of global revenue).

We view our E-M Solutions products and services as a subset of the electronic manufacturing services industry (“EMS”), which is comprised of companies that provide manufacturing services on a contract basis. Our E-M Solutions products and services include fully integrated equipment assemblies as well as component parts and are often complementary to our PBC production. Although the E-M Solutions industry subset is not separately tracked by independent research analysts, we believe that the demand trends for our E-M Solutions products and services are similar to the demand trends of the worldwide electronic equipment and PCB markets.

Over the last decade, PCB manufacturing in North America has declined as a large portion of volume production has shifted to lower-cost regions, particularly China. Over the same time period, certain PCB suppliers with substantial operations in China have significantly increased the breadth of their technology capabilities, enabling them to employ advanced manufacturing process technologies to fabricate complex products with a broader set of high technology features. However, we believe that certain advanced technologies and sensitive applications, including military and aerospace applications, will continue to be mandated to be manufactured in traditional geographies such as North America. In addition, we believe the demand for quick-turn of prototypes and very low volume requirements will continue to necessitate technologically advanced PCB fabrication facilities in North America and other western world locations. PCB production in North America and Europe was $6.4 billion in 2010, according to Prismark.

[1]

The Gartner Reports described herein, (the “Gartner Reports”) represent data, research opinion or viewpoints published as of September 12 and September 15, 2011, as part of a syndicated subscription service, by Gartner Inc., and are not representations of fact. Each Gartner Report speaks as of its original publication date (and not as of the date of this prospectus supplement) and the opinions expressed in the Gartner Reports are subject to change without notice.

Industry Trends

We believe the following are significant industry trends that will benefit us in the future. These trends include:

•

Increasing importance of China as production base and growth engine.    China’s low labor costs, growing technology capabilities, increasing importance as a global electronics manufacturing hub, high concentration of electronics OEMs, growing domestic market, relatively mature infrastructure and favorable export policies make it an attractive low-cost manufacturing region.

•

Growth in automotive electronics market.    According to Prismark, the automotive electronics market is expected to grow at a CAGR of 8.2% from $135 billion in 2010 to $185 billion in 2014. Market growth of automotive electronics, is driven primarily by growth in worldwide vehicle sales, particularly to customers in emerging markets such as China, increased sales of hybrid and electric vehicles, and increased electronic content per vehicle.

•

Solid demand across key end markets with new technology further driving growth.    Gartner estimated that each of our key end markets is expected to grow at CAGRs of approximately 3.7% to 9.6% from 2010 to 2015, and will drive strong demand for our PCBs. Demand for “green” technologies and clean energy initiatives, such as wind and solar power, is expected to drive growth in the industrial & instrumentation market, while growth in the telecommunications market is driven by demand for increased access to data and video over wireless networks, which is causing wireless carriers to upgrade their network infrastructure equipment to support next generation 4G technologies.

•

Increased customer demand for quick-turn services.    Rapid advances in technology have significantly shortened product life cycles and placed increased pressure on OEMs to develop new products in shorter periods of time. In response to these pressures, OEMs have increased their demand for engineering support in the design phase of their products and quick-turn service production of small unit volumes of PCBs in the prototype development stage.

•

Increasing complexity of electronic equipment.    PCB manufacturers are benefitting from the increased use of electronics in a wide-range of applications in the automotive, industrial & instrumentation, telecommunications, computer and datacommunications, and military and aerospace end markets.

Our Competitive Strengths

We believe our key competitive strengths include:

•

Global Technology Support and Manufacturing.    We believe we are well positioned to address the regional and life cycle requirements of our customers’ products. Our global facilities enable us to seamlessly transition customers’ products between our factories in North America and China by offering rapid prototyping and quick-turn services in the United States in close collaboration with design engineers, and then transferring the designs to our facilities in China for high volume and high quality production at a low cost.

•

Differentiated Business Model.    We believe that we have a differentiated business model that delivers the full range of PCB services across our manufacturing plants in North America and China, including rapid prototyping, quick-turn, ramp-to-volume, and high-volume and low-cost production. When coupled with our E-M Solutions products and services, our customers are able to rely on a single provider for a significant portion of their PCB and E-M solutions needs, thus expanding our revenue opportunity within each customer.

•

Strong Position in China with PCB Technology Leadership.    We believe that we were one of the first western PCB companies to move production into China, which enabled us to establish and maintain an industry-leading presence and build deep relationships with local customers and suppliers. We believe that we are one of the world’s largest manufacturers of complex high quality PCBs, measured both in terms of revenue and square feet of manufacturing capacity.

•

Long-Term Relationships with Blue-Chip Customers.    We benefit from established, long-term relationships with a diverse group of blue chip customers. We have solidified these relationships, in part, by providing our customers with high quality products and services from the design phase through high volume production. Our average relationship with our top 10 customers exceeds 10 years and we supply approximately 800 OEM customers.

•

Focused on Attractive, High Value Markets and Applications.    We believe that our advanced manufacturing capabilities and state-of-the-art technology enable us to serve the most attractive end-markets of the PCB industry, such as automotive, industrial & instrumentation, telecommunications, computer and datacommunications, and military and aerospace, all of which require high complexity, high reliability, high value, mission critical components, as well as low to high volume, high mix capabilities.

•

Experienced Management Team with Deep Industry Expertise.    Our senior management team has an average of 20 years of electronics industry experience and has a track record of achieving strong revenue growth and delivering profitability utilizing various strategies, including the penetration of new markets and the development of new manufacturing processes.

Our Business Strategy

Our objective is to be the leader in providing complex multi-layer PCBs and E-M Solutions globally. Key elements of our strategy to achieve this objective include:

•

Maintenance of diverse end market and end customer mix.    In order to reduce our exposure to, and reliance on, any single unpredictable end market and to provide alternative growth paths, we focus on a diverse range of markets, including automotive, industrial & instrumentation, telecommunications, computer and datacommunications, and military and aerospace.

•

Enhancement of our strong customer relationships.    We benefit from established, long-term relationships with a diverse group of OEM customers. We are focused on expanding our business with these customers by leveraging our history of producing quality products with a high level of customer service and operational excellence, which provides us with the opportunity to bid for additional programs from the strong position of a preferred supplier.

•

Expansion of our relationships with existing customers through cross-selling.    We intend to continue to pursue cross-selling opportunities with our existing base of customers. We leverage our PCB capabilities to provide our customers with an integrated manufacturing solution that can range from fabrication of bare PCBs to final system assembly and testing. We intend to continue to leverage our customer relationships to expand sales to our existing customers.

•	Build on our leading position in renewable energy and hybrid technology. We have developed expertise and significant customer relationships in the fabrication and assembly of wind power related technologies, as well as an expertise in our PCB manufacturing process for “heavy copper” applications, which are necessary to support hybrid automotive technologies.

•

Expansion of our manufacturing capabilities in low-cost locations.    To meet our customers’ demands for high quality, low-cost products and services, we have invested and will continue to invest, as market conditions allow, in facilities and equipment in low-cost regions.

•

Enhancement of our quick-turn manufacturing capabilities.    We intend to continue to develop our quick-turn PCB manufacturing capabilities in Asia and in North America, which were substantially increased through our acquisition of Merix in 2010. Quick-turn manufacturing enables us to provide our customers with an expedited turnaround for prototype PCBs. By enhancing our quick-turn offering, we are able to offer our customers a seamless manufacturing transition from quick-turn prototyping near the engineering/design team to volume manufacturing in China.

•

Concentration on high value-added assembly products and services.    We intend to continue to focus on providing E-M Solutions products and services to leading designers and sellers of advanced electronics products that generally require custom designed, complex products and short lead-time manufacturing services. We differentiate ourselves from many of our global competitors by focusing on low-volume, high margin programs, not programs for high volume, low margin products such as mobile devices, personal computers or peripherals and low-end consumer electronics.

•

Continued emphasis on our operational excellence.    We continuously pursue strategic initiatives designed to improve product quality while reducing manufacturing costs. We expect to continue to focus on opportunities to improve operating income, including continued implementation of advanced manufacturing techniques, and our management team is focused on maximizing our current asset base to improve our operational efficiency while also adapting to the needs of our customers and the market.

Our Principal Executive Offices

We are headquartered in St. Louis, Missouri. The mailing address for our headquarters is 101 South Hanley Road, St. Louis, Missouri 63105, and our telephone number at that location is (314) 727-2087. We can also be reached at our website, www.viasystems.com (which is not intended to be an active hyperlink in this prospectus supplement). The contents of our website are not part of this prospectus supplement and the reference to our website does not constitute incorporation by reference into the prospectus supplement or the accompanying prospectus of the information contained therein.

The Offering

Issuer	Viasystems Group, Inc.

Common stock offered by us(1)	2,000,000 shares (or 2,300,000 shares if the underwriters exercise their option to purchase additional shares from us in full).

Common stock offered by the selling stockholder(1)	2,000,000 shares (or 2,300,000 shares if the underwriters exercise their option to purchase additional shares from the selling stockholder in full).

Common stock to be outstanding immediately after this offering(2)	22,393,437 shares (or 22,693,437 shares if the underwriters exercise their option to purchase additional shares from us and the selling stockholder in full).

Use of proceeds	We estimate that our net proceeds from this offering, after deducting underwriting discounts, commissions, and estimated offering expenses, will be approximately $37.0 million (or approximately $42.7 million if the underwriters exercise their option to purchase additional shares granted by us in full) based on an assumed offering price of $19.97, the closing price of our common stock on November 8, 2011. We intend to use these net proceeds for working capital and general corporate purposes. We will not receive any of the proceeds from the sale of shares of our common stock by the selling stockholder in this offering. See “Use of Proceeds.”

Dividend Policy	We do not intend to pay dividends on our common stock in the foreseeable future. See “Dividend Policy.”

Risk Factors	Investing in our common stock involves a high degree of risk. You should carefully read and consider the information set forth under “Risk Factors” beginning on page S-11 of this prospectus supplement, together with all of the other information set forth in and incorporated by reference into this prospectus supplement and the accompanying prospectus, before deciding to invest in shares of our common stock.

NASDAQ Global Market symbol	VIAS

(1)	Affiliates of Black Diamond Capital Management, LLC, an affiliate of members of the selling stockholder in this offering, have indicated to the underwriters and us their interest in purchasing up to 1,000,000 shares in the offering at the offering price and on the same terms as the other shares being sold in this offering, subject to the actual terms of pricing. The underwriters are currently under no obligation to sell shares to Black Diamond Capital Management, LLC or its affiliates and Black Diamond Capital Management, LLC and its affiliates are currently under no obligation to buy shares. Any sale of shares to them, if at all, may satisfy their order in full or in part.

(2)	The number of shares of our common stock to be outstanding immediately after this offering is based on 20,393,437 shares of our common stock outstanding as of November 4, 2011 and excludes:

•

678,106 shares of our common stock that may be issued pursuant to employee stock options outstanding as of the date of this prospectus supplement with a weighted average exercise price of $58.98 per share as of November 4, 2011; and

•	1,095,505 shares of our common stock reserved for future issuance under our 2010 Equity Incentive Plan and 36,731 shares of common stock reserved for issuance under our 2003 Stock Option Plan.

Except as otherwise indicated, all information in this prospectus supplement assumes no exercise by the underwriters of their option to purchase additional shares.

SUMMARY CONSOLIDATED FINANCIAL DATA

The statement of operations data set forth below for the years ended December 31, 2010, 2009 and 2008 and the balance sheet data as of December 31, 2010 and 2009 are derived from, and are qualified by reference to, our audited consolidated financial statements included in our Annual Report on Form 10-K for the year ended December 31, 2010, which we filed with the SEC on February 9, 2011 (the “10-K Report”). The balance sheet data as of December 31, 2008 is derived from our audited consolidated financial statements not included in or incorporated by reference into this prospectus supplement. The statement of operations data for the nine-month periods ended September 30, 2011 and 2010 and the balance sheet data as of September 30, 2011 are derived from, and are qualified by reference to, our unaudited interim condensed consolidated financial statements included in our quarterly report on Form 10-Q for the quarter ended September 30, 2011, which we filed with the SEC on November 8, 2011 (the “10-Q Report”). The results of operations for the nine months ended September 30, 2011 are not necessarily indicative of the results that may be expected for the year ending December 31, 2011, or any other future period. You should read the following summary consolidated financial data in conjunction with Management’s Discussion and Analysis of Financial Condition and Results of Operations beginning on page S-33, and with our annual consolidated financial statements and the notes thereto included in the 10-K Report, which are incorporated herein by reference, and our unaudited interim condensed consolidated financial statements and the notes thereto included in the 10-Q Report, which are incorporated herein by reference.

	Nine Months Ended September 30,		Year Ended December 31,
	2011	2010(1)	2010(1)	2009	2008
	(Unaudited)	(Unaudited)
	(dollars in thousands, except per share amounts)
Statements of Operations Data:
Net Sales	$788,272	$685,376	$929,250	$496,447	$712,830
Operating expenses:
Cost of goods sold, exclusive of items shown separately(2)	631,995	527,210	718,710	398,144	568,356
Selling, general and administrative(2)	58,654	59,822	77,458	45,073	52,475
Depreciation	48,700	41,493	56,372	50,161	53,285
Amortization	1,294	1,267	1,710	1,191	1,243
Restructuring and impairment(3)	(134)	8,750	8,518	6,626	15,069

Operating income (loss)	47,763	46,834	66,482	(4,748)	22,402

Other expense (income):
Interest expense net	21,668	23,649	30,871	34,399	31,585
Amortization of deferred financing costs	1,511	1,491	1,994	1,954	2,063
Loss on early extinguishment of debt(4)	—	706	706	2,357	—
Other, net	1,260	1,438	1,233	3,502	(711)

Income (loss) before income taxes	23,324	19,550	31,678	(46,960)	(10,535)

Income taxes	8,593	13,496	16,082	7,757	4,938

Net income (loss)	$14,731	$6,054	$15,596	$(54,717)	$(15,473)

Net income attributable to noncontrolling interest	$1,221	$1,383	$2,044	$—	$—
Accretion of Redeemable Class B Senior Convertible preferred stock	—	1,053	1,053	8,515	7,829
Conversion of Mandatory Redeemable Class A Junior preferred stock(5)	—	29,717	29,717	—	—
Conversion of Redeemable Class B Senior Convertible preferred stock(5)	—	105,021	105,021	—	—

Net income (loss) attributable to common stockholders	$13,510	$(131,120)	$(122,239)	$(63,232)	$(23,302)

Basic earnings (loss) per share	$0.68	$(7.59)	$(6.81)	$(26.18)	$(9.65)

Diluted earnings (loss) per share	$0.67	$(7.59)	$(6.81)	$(26.18)	$(9.65)

Basic weighted average shares outstanding	19,980,368	17,270,223	17,953,233	2,415,266	2,415,266

Diluted weighted average shares outstanding	20,123,562	17,270,223	17,953,233	2,415,266	2,415,266

Selected Other Financial Data (unaudited):
EBITDA(6)	$96,497	$87,450	$122,625	$40,745	$77,641
Adjusted EBITDA(6)	103,883	105,617	141,596	58,226	92,614
Capital expenditures	75,134	36,326	57,010	21,925	48,925

		September 30, 2011	December 31,
			2010	2009	2008
		(Unaudited)
Balance Sheet Data (at period end):
Cash and cash equivalents		$68,540	$103,599	$108,993	$83,053
Working capital		130,952	134,285	113,608	119,118
Total assets		821,207	780,573	657,238	585,238
Total debt, including current maturities		226,416	225,397	330,880	220,663
Mandatory Redeemable Class A Junior preferred stock(5)		—	—	118,836	108,096
Redeemable Class B Senior Convertible preferred stock(5)		—	—	98,327	89,812
Stockholders’ equity		278,063	257,105	(58,040)	582

(1)	Financial data as of and for the year ended December 31, 2010, and the nine months ended September 30, 2010, reflects the acquisition of Merix Corporation on February 16, 2010.
(2)	Stock compensation expense included in cost of goods sold and selling, general and administrative expenses for the nine months ended September 30, 2011 and 2010, and the years ended December 31, 2010, 2009 and 2008, was $5,754, $1,654, $2,870, $948, and $615, respectively.
(3)	Represents restructuring charges taken to downsize and close facilities, and impairment losses related to the write-off of long-lived assets.
(4)	In connection with the repurchase of $105,876 par value of our $200 million 10.5% Senior Subordinated Notes due 2011 (the “2011 Notes”) in 2010 and the repurchase of $94,124 par value of our 2011 Notes and the termination of our 2006 credit facility in 2009, we incurred loss on early extinguishment of debt of $706 and $2,357, respectively.
(5)	The Mandatory Redeemable Class A Junior preferred stock and the Redeemable Class B Senior Convertible preferred stock were reclassified as, and converted into, common stock in February 2010. – see “Management’s Discussion and Analysis of Financial Condition and Results of Operations – Business Overview – Recapitalization Agreement.”
(6)	We measure our performance primarily through our operating income. In addition to our consolidated financial statements presented in accordance with U.S. generally accepted accounting principles (“U.S. GAAP”), management uses certain non-GAAP financial measures, including “EBITDA” and “Adjusted EBITDA.” EBITDA and Adjusted EBITDA are not recognized financial measures under U.S. GAAP, and do not purport to be an alternative to operating income or an indicator of operating performance. EBITDA and Adjusted EBITDA are presented to enhance an understanding of our operating results and are not intended to represent cash flow or results of operations. Our board of directors, lenders and management use Adjusted EBITDA as an additional measure of operating performance for matters including executive compensation and competitor comparisons. EBITDA is defined as net income plus depreciation and amortization, amortization of deferred financing costs, interest expense, net, and income taxes. Adjusted EBITDA is defined as EBITDA plus restructuring and impairment charges, loss on early extinguishment of debt, other, net, non-cash stock compensation expense and costs related to acquisitions and equity registrations and other expense, net. In addition, the use of these non-GAAP measures provides an indication of our ability to service debt, and we consider it an appropriate measure to use because of our leveraged position.

EBITDA and Adjusted EBITDA have certain material limitations, primarily due to the exclusion of certain amounts that are material to our consolidated results of operations, such as interest expense, income tax expense and depreciation and amortization. In addition, Adjusted EBITDA may differ from Adjusted EBITDA calculations of other companies in our industry, limiting its usefulness as a comparative measure.

We use Adjusted EBITDA to provide meaningful supplemental information regarding our operating performance and profitability by excluding from EBITDA certain items that we believe are not indicative of our ongoing operating results or will not impact our future operating cash flows as follows:

•

Restructuring and Impairment Charges – which consist primarily of facility closures and other headcount reductions. Historically, a significant amount of these restructuring and impairment charges have been non-cash charges related to the write-down of property, plant and equipment to estimated net realizable value. We exclude these restructuring and impairment charges to more clearly reflect our ongoing operating performance.

•

Loss on Early Extinguishment of Debt – charges and expenses incurred in connection with our repayment and/or refinancing of debt prior to its maturity. We exclude these fees and expenses because they are not representative of our customary operating expenses.

•

Other, Net – includes foreign currency remeasurement gains and losses and miscellaneous non-operating expenses. We exclude these items because they are not representative of our ongoing operating performance.

•

Stock Compensation – non-cash charges associated with recognizing the fair value of stock options and restricted stock awards granted to employees and directors. We exclude these charges to more clearly reflect comparable year-over-year cash operating performance.

•

Costs Relating to Acquisitions and Equity Registrations – professional fees and other non-recurring costs and expenses associated with mergers and acquisition activity as well as costs associated with capital transactions, such as equity registrations. We exclude these costs and expenses because they are not representative of our customary operating expenses.

The following table reconciles net income (loss) to EBITDA and Adjusted EBITDA:

	Nine Months Ended September 30,		Year Ended December 31,
	2011	2010	2010	2009	2008
	(Unaudited)	(Unaudited)
	(dollars in thousands)
Net income (loss)	$14,731	$6,054	$15,596	$(54,717)	$(15,473)
Depreciation and amortization	49,994	42,760	58,082	51,352	54,528
Amortization of deferred financing costs	1,511	1,491	1,994	1,954	2,063
Interest expense, net	21,668	23,649	30,871	34,399	31,585
Income taxes	8,593	13,496	16,082	7,757	4,938

EBITDA	96,497	87,450	122,625	40,745	77,641
Adjustments:
Restructuring and impairment charges	(134)	8,750	8,518	6,626	15,069
Loss on early extinguishment of debt	—	706	706	2,357	—
Other, net	1,260	1,438	1,233	3,502	(711)
Non-cash stock compensation expense	5,754	1,654	2,870	948	615
Costs related to acquisitions and equity registrations	506	5,619	5,644	4,048	—

Adjusted EBITDA	$103,883	$105,617	$141,596	$58,226	$92,614

RISK FACTORS

Investing in our common stock involves a high degree of risk. You should carefully consider the risks and uncertainties described below in addition to the other information included or incorporated by reference in this prospectus supplement and the accompanying prospectus. If any of the following risks actually occur, our business, financial condition, results of operations or cash flows may be adversely affected. In that case, the trading price of our common stock could fall and you could lose all or part of your investment.

Risks Related to Our Business and Industry

We have a history of losses and may not be profitable in the future.

We have a history of losses and cannot assure you that we will achieve sustained profitability in the future. We incurred losses from continuing operations of $54.7 million, $15.5 million, and $25.6 million for the years ended December 31, 2009, 2008, and 2006, respectively. For the nine months ended September 30, 2011 and the years ended December 31, 2010 and 2007, we had net income from continuing operations of $14.7 million, $15.6 million and $8.4 million, respectively. If we cannot maintain our profitability, the value of our enterprise may decline.

We may experience fluctuations in operating results, and because many of our operating costs are fixed, even small revenue shortfalls or increased expenses can have a disproportionate effect on operating results.

Our operating results may vary significantly for a variety of reasons, including:

•	overall economic conditions in the electronics industry and global economy;

•	pricing pressures;

•	timing of orders from and shipments to major customers;

•	our capacity relative to the volume of orders;

•	expenditures in anticipation of future sales;

•	expenditures or write-offs related to acquisitions;

•	expenditures or write-offs related to restructuring activities;

•	start-up expenses relating to new manufacturing facilities; and

•	variations in product mix.

During periods of excess global PCB manufacturing capacity, our gross margins may fall and/or we may have to incur restructuring charges if we choose to reduce the capacity of or close any of our facilities.

When we experience excess capacity, our sales revenues may not fully cover our fixed overhead expenses, and our gross margins will fall. If we conclude we have significant, long-term excess capacity, we may decide to permanently close or scale down our facilities and lay off some of our employees. Closures or lay-offs could result in our recording restructuring charges such as severance, other exit costs and asset impairments.

The PCB and electronic manufacturing services (“EMS”) industries are highly competitive, and we may not be able to compete effectively in one or both of them.

The PCB industry is highly competitive, with multiple global competitors and hundreds of regional and local manufacturers. The EMS industry is also highly competitive, with competitors on the global,

regional and local levels and relatively low barriers to entry. In both of these industries, we could experience increased future competition resulting in price reductions, reduced margins or loss of market share. Any of these could have an adverse effect on our business, financial condition, results of operations or cash flows. In addition, some of our principal competitors may be less leveraged, may have greater access to financial or other resources, may have lower cost operations and may be better able to withstand adverse market conditions.

The PCB and EMS industries are subject to rapid technological change; our failure to respond timely or adequately to such changes may render our existing technology less competitive or obsolete, and our operating results may suffer.

The market for our products and services is characterized by rapidly changing product platforms based on technology and continuing process development. The success of our business will depend, in large part, upon our ability to maintain and enhance our technological capabilities, develop and market products and services that meet changing customer needs and successfully anticipate or respond to technological product platform changes on a cost-effective and timely basis. There can be no assurance that we will effectively respond to the technological product requirements of the changing market, including having sufficient cash flow to make additional capital expenditures that may be required as a result of those changes. To the extent we are unable to respond to such technological product requirements, our business, financial condition, results of operations or cash flows may be adversely affected.

If we do not align manufacturing capacity with customer demand, we could experience difficulties meeting our customers’ expectations or, conversely, incur excess costs to maintain unneeded capacity.

If we fail to build or maintain sufficient manufacturing infrastructure, or if we fail to recruit, train and retain sufficient staff to meet customer demand, we may experience extended lead times, leading to the loss of customer orders. Conversely, if we increase manufacturing capacity and order levels do not remain stable or increase, our business, financial condition, results of operations or cash flows could be adversely affected.

Our products and related manufacturing processes are often highly complex and therefore our products may at times contain manufacturing defects, which may subject us to product liability and warranty claims.

We face an inherent business risk of exposure to warranty and product liability claims in the event that our products, particularly those supplied to the automotive and aerospace industries, fail to perform as expected or such failure results, or is alleged to result, in bodily injury and/or property damage. If we were to manufacture and deliver products to our customers that contain defects, whether caused by a design, manufacturing or component failure, or by deficiencies in the manufacturing processes, it may result in delayed shipments to customers and reduced or cancelled customer orders. In addition, if any of our products are or are alleged to be defective, we may be required to participate in a recall of such products. As suppliers become more integral to the vehicle design process and assume more of the vehicle assembly functions, vehicle manufacturers are increasingly looking to their suppliers for contributions when faced with product liability claims or recalls. In addition, vehicle manufacturers, which have traditionally borne the costs associated with warranty programs offered on their vehicles, are increasingly requiring suppliers to guarantee or warrant their products and may seek to hold us responsible for some or all of the costs related to the repair and replacement of parts supplied by us to the vehicle manufacturer. A successful warranty or product liability claim against us in excess of our established warranty and legal reserves or available insurance coverage, as applicable, or a requirement that we participate in a product recall may have a material adverse effect on our business, financial condition, results of operations or cash flows and may harm our business reputation, which could lead to customer cancellations or non-renewals.

We may be required to recognize additional impairment charges.

Pursuant to U.S. GAAP, we are required to make periodic assessments of goodwill, intangible assets and other long-lived assets to determine if they are impaired. Disruptions to our business, end-market conditions, protracted economic weakness, unexpected significant declines in operating results of reporting units, divestitures and enterprise value declines may result in additional charges for goodwill and other asset impairments. Future impairment charges could substantially affect our reported earnings in the periods of such charges.

If we are not able to renew leases of our manufacturing facilities, our operations could be interrupted and our assets could become impaired.

We lease several of our principal manufacturing facilities from third parties under operating leases with remaining lease terms, as of September 30, 2011, ranging from one to seven years. If we are not able to renew these leases under commercially acceptable terms, our operations at those facilities could be interrupted, our assets could become impaired and we may incur significant expense to relocate those operations. Any of these factors could have a material adverse effect on our business, financial condition, results of operations or cash flows.

We lease our manufacturing facility in Huizhou, China from a noncontrolling interest holder that owns a 15% interest in our subsidiary that operates the facility. The area where this facility is located is being redeveloped away from industrial use, and we will not be able to renew this lease beyond its December 31, 2012 expiration date. As a result, we will relocate this facilities’ operations to our other facilities and (i) we may incur significant costs to expand the capacity of our other facilities, relocate equipment, transfer or replace personnel and clean up the facility for return to our landlord, (ii) our customers may not agree to move all or a portion of their business to our other facilities, (iii) we may be unable to achieve the relocation within the timeframe expected, and (iv) our ability to meet our customers’ orders could be compromised. In addition, a final settlement with the noncontrolling interest holder on the disposition of the subsidiary which currently operates the facility may be in excess of the amount of applicable noncontrolling interest recorded in equity at the time. Any of these factors could have a material adverse effect on our business, financial condition, results of operations or cash flows.

We may have exposure to income tax rate fluctuations as well as to additional tax liabilities, which could impact our financial position.

As a corporation with a presence both abroad and in the United States, we are subject to taxes in various jurisdictions. Our effective tax rate is subject to fluctuation as the income tax rates for each year are a function of the following factors, among others:

•	the effects of a mix of profits or losses earned in numerous tax jurisdictions with a broad range of income tax rates;

•	our ability to utilize net operating losses;

•	our ability to allocate expenses of our United States (“U.S.”) corporate headquarters to overseas subsidiaries;

•	changes in contingencies related to taxes, interest or penalties resulting from tax audits; and

•	changes in tax laws or the interpretation of such laws.

Changes in the mix of these items and other items may cause our effective tax rate to fluctuate between periods, which could have a material adverse effect on our business, financial condition, results of operations or cash flows.

Certain of our Chinese subsidiaries have operated or continue to operate under tax holidays. Any tax holiday we receive could be challenged, modified or even eliminated by taxing authorities or changes in law. In addition, the tax laws and rates in certain jurisdictions in which we operate can change with little or no notice, and any such change may apply retroactively. The effect of changes in Chinese tax laws on our overall tax rate will be affected by, among other things, our income, the manner in which China interprets, implements and applies the new tax provisions and our ability to qualify for any exceptions or new incentives. Our current tax holidays are expected to expire at various times during 2011 and 2012. The expiration of these tax holidays or new tax legislation could increase our effective tax rate, thereby having a material adverse effect on our business, financial condition, results of operations or cash flows.

We are also subject to non-income taxes, such as payroll, sales, use, value-added, net worth, property and goods and services taxes, in various jurisdictions.

Significant judgment is required in determining our provision for income taxes and other tax liabilities. Although we believe that our tax estimates are reasonable, we cannot provide assurance that the final determination of tax audits or tax disputes will not be different from what is reflected in our historical income tax provisions and accruals.

Uncertainty and adverse changes in the economy and financial markets could have an adverse impact on our business and operating results.

Uncertainty or adverse changes in the economy could lead to a significant decline in demand for the end products manufactured by our customers, which, in turn, could result in a decline in the demand for our products and pressure to reduce our prices. As a result of the recent global economic downturn, many businesses experienced weaker demand for their products and services and, therefore, took a more conservative stance in ordering component inventory. Any decrease in demand for our products could have an adverse impact on our business, financial condition, results of operations or cash flows. Uncertainty and adverse changes in the economy could also increase the cost and decrease the availability of potential sources of financing, which could have a material adverse effect on our business, financial condition, results of operations or cash flows.

In addition, recent instability in the financial markets during the global recession led to the consolidation, restructuring and closure of certain financial institutions. Should any of the financial institutions who maintain our cash deposits or who are a party to our credit facilities become unable to repay our deposits or honor their commitments under our credit facilities, it could have a material adverse effect on our business, financial condition, results of operations or cash flows.

We are subject to environmental laws and regulations that expose us to potential financial liability.

Our operations are regulated under a number of federal, state, local and foreign environmental laws and regulations that govern, among other things, the discharge of hazardous materials into the air, soil and water, the handling, use, generation, storage and disposal of, or exposure to, hazardous materials and wastes, the investigation and remediation of contamination and occupational health and safety. Violations of these laws and regulations can lead to material liabilities, fines, costs or penalties. Compliance with these laws and regulations is a major consideration in the fabrication of PCBs because metals and other hazardous materials are used in the manufacturing process. In addition, it is possible that in the future, new or more stringent requirements could be imposed. Various federal, state, local and foreign environmental laws and regulations impose liability, regardless of fault, on current or previous real property owners or operators for the costs of investigating, cleaning up or removing contamination caused by hazardous or toxic substances at or from the property. In addition, because we are a generator of hazardous wastes, we, along with any other person who arranges for the disposal of those wastes, may be subject to potential financial exposure for costs associated with the investigation and remediation of sites at which such hazardous waste has been disposed, if those sites become contaminated. Liability may be imposed without regard to legality of the original actions and without regard to whether we knew of, or were responsible for, the presence of such hazardous or toxic substances, and we could be responsible for payment of the full amount of the liability, whether or not any other responsible party is also liable.

Increased regulation associated with climate change and greenhouse gas emissions could impose significant additional costs on operations.

U.S. federal and state governments and various governmental agencies have adopted or are contemplating statutory and regulatory changes in response to the potential impacts of climate change and emissions of greenhouse gases. International treaties or agreements may also result in increasing regulation of climate change and greenhouse gas emissions, including the introduction of greenhouse gas emissions trading mechanisms. Any such law or regulation regarding climate change and greenhouse gas emissions could impose significant costs on our operations and on the operations of our customers and suppliers, including increased energy, capital equipment, environmental monitoring, reporting, and other compliance costs. The potential costs of “allowances,” “offsets” or “credits” that may be part of potential cap-and-trade programs or similar future regulatory measures are still uncertain. Any adopted future climate change and greenhouse gas laws or regulations could negatively impact our ability (and that of our customers and suppliers) to compete with companies situated in areas not subject to such limitations. These statutory and regulatory initiatives will be either voluntary or mandatory and may impact our operations directly or through our suppliers or customers. Until the timing, scope and extent of any future law or regulation becomes known, we cannot predict the effect on our business, financial condition, results of operations or cash flows.

There may be shortages of, or price fluctuations with respect to, raw materials or components, which would cause us to curtail our manufacturing or incur higher than expected costs.

We purchase the raw materials and components we use in producing our products and providing our services, and bear the risk of potential raw material or component price fluctuations. In addition, shortages of raw materials such as gold and copper clad laminates, principal raw materials used in our PCB operations, have occurred in the past and may occur in the future. Raw material or component shortages or price fluctuations could have a material adverse effect on our business, financial condition, results of operations or cash flows. In addition, if we experience a shortage of materials or components, we may not be able to produce products for our customers in a timely fashion.

Oil prices may fluctuate, which would increase our cost to manufacture goods.

We generate a portion of our own electricity in certain of our manufacturing facilities using diesel generators, and we will be required to bear the increased cost of generating electricity if the cost of oil increases. Prices for diesel fuel rose substantially in recent years. Future price increases for diesel fuel would increase our cost and could have a material adverse effect on our business, financial condition, results of operations or cash flows.

We may not have sufficient insurance coverage for certain of the risks and liabilities we assume in connection with the products and services we provide to customers, which could leave us responsible for certain costs and damages incurred by customers.

We carry various forms of business and liability insurance, including commercial general liability insurance, that we believe are reasonable and customary for similarly situated companies in our industry. However, we do not have insurance coverage for all of the risks and liabilities we assume in connection with the products and services we provide to customers, such as potential warranty, product liability and product recall claims. As a result, such liability claims may only be partially covered under our insurance policies. We continue to monitor the insurance marketplace to evaluate the availability of and need to obtain additional insurance coverage in the future. However, should we sustain a significant uncovered loss, it could have a material adverse effect on our business, financial condition, results of operations or cash flows.

Damage to our manufacturing facilities or information systems due to fire, natural disaster or other events could harm our financial results.

We have manufacturing facilities in the United States, China and Mexico. In addition, we maintain engineering and customer service centers in Hong Kong, China, the Netherlands, England, Canada, Mexico, and the United States. The destruction or closure of any of our facilities for a significant period of time as a result of fire, explosion, act of war or terrorism, blizzard, flood, tornado, earthquake, lightning, or other natural disaster could harm us financially, increasing our cost of doing business and limiting our ability to deliver our manufacturing services on a timely basis. For example, in June 2010, our manufacturing facility in Zhongshan, China suffered a fire in an electrical distribution hub, causing a cessation of production activities for a period of approximately one week. In addition, we rely heavily upon information technology systems and high-technology equipment in our manufacturing processes and the management of our business. We have developed disaster recovery plans; however, disruption of these technologies as a result of natural disaster or other events could harm our business and have a material adverse effect on our business, financial condition, results of operations or cash flows.

We could be subject to litigation in the course of our operations that could adversely affect our operating results.

We are subject to various claims with respect to such matters as product liability, product development and other actions arising in the normal course of business. Item 1. of Part II of our Quarterly Report on Form 10-Q for the period ended September 30, 2011, discusses certain pending legal matters. Through any of these matters, or if we became the subject of future legal proceedings, our operating results may be affected by the outcome of such proceedings and other contingencies that cannot be predicted with certainty. When appropriate, and as required by U.S. GAAP, we estimate material loss contingencies and establish reserves based on our assessment of contingencies where liability is deemed probable and reasonably estimable in light of the facts and circumstances known to us at a particular point in time. Subsequent developments in legal proceedings may affect our assessment and estimates of the loss contingency recorded as a liability or as a reserve against assets in our consolidated financial statements and could have a material adverse effect on business, financial condition, results of operations or cash flows in the period in which a liability would be recognized and the period in which damages would be paid, respectively. Although claims have been rare in the past, we are subject to claims by our customers or end users of our products that we may have been negligent in our production or have infringed on intellectual property of another.

Several of our competitors hold patents covering a variety of technologies, applications and methods of use similar to some of those used in our products. From time to time, we and our customers have received correspondence from our competitors claiming that some of our products, as used by our customers, may be infringing one or more of these patents. Competitors or others have in the past and may in the future assert infringement claims against us or our customers with respect to current or future products or uses, and these assertions may result in costly litigation or require us to obtain a license to use intellectual property of others. If claims of infringement are asserted against our customers, those customers may seek indemnification from us for damages or expenses they incur.

If we became subject to infringement claims, we would evaluate our position and consider the available alternatives, which may include seeking licenses to use the technology in question or defending our position. These licenses, however, may not be available on satisfactory terms or at all. If we are not able to negotiate the necessary licenses on commercially reasonable terms or successfully defend our position, it could have a material adverse effect on our business, financial condition, results of operations or cash flows.

If we lose key management, operations, engineering or sales and marketing personnel, or experience high employee turnover, we could experience reduced sales, delayed product development and diversion of management resources.

Our success depends largely on the continued contributions of our key management, administration, operations, engineering and sales and marketing personnel, many of whom would be difficult to replace. With the exception of certain of our executive officers, we generally do not have employment or non-compete agreements with our key personnel. If one or more members of our senior management or key professionals were to resign, the loss of personnel could result in loss of sales, delays in new product development and diversion of management resources, which would have a negative effect on our business. We do not maintain “key man” insurance policies on any of our personnel.

In addition, we rely on the collective experience of our employees, particularly in the manufacturing process, to ensure we continuously evaluate and adopt new technologies and remain competitive. Although we are not generally dependent on any one employee or a small number of employees involved in our manufacturing process, we have in the past experienced periods of high employee turnover and may in the future experience significantly high employee turnover at our facilities in China. If we are not able to replace departing employees with new employees who have comparable skills and capabilities, our operations could suffer as we may be unable to keep up with innovations in the industry or the demands of our customers, and may not be able to continue to compete effectively.

Risks Related to Our Customers and Suppliers

We are dependent upon the electronics industry, which is highly cyclical, suffers significant downturns in demand, and faces pricing and profitability pressures, which may result in excess manufacturing capacity and increased price competition.

The electronics industry, on which a substantial portion of our business depends, is cyclical and subject to significant downturns characterized by diminished product demand, rapid declines in average selling prices and over-capacity. This industry has experienced periods characterized by relatively low demand and price depression and is likely to experience recessionary periods in the future. Economic conditions affecting the electronics industry in general or specific customers in particular, have adversely affected our results of operations in the past and may do so in the future. The global economy has been recently impacted by the global recessionary conditions linked to rising default levels in the U.S. home mortgage sector, volatile fuel prices, and a changing political and economic landscape. These factors have contributed to historically low consumer confidence levels, resulting in a significantly intensified downturn in demand for products incorporating PCBs and E-M Solutions, which in turn adversely affected our operating results in 2008 and 2009, and left us with significant excess manufacturing capacity.

In addition, the electronics industry is characterized by intense competition, rapid technological change, relatively short product life cycles and pricing and profitability pressures. These factors adversely affect our customers and we suffer similar effects. Our customers are primarily high-technology equipment manufacturers in the automotive, communications and networking, computing and peripherals, test, industrial and medical markets of the electronics industry. Due to the uncertainty in the markets served by most of our customers, we cannot accurately predict our future financial results or accurately anticipate future orders. At any time, our customers can discontinue or modify products containing components we manufacture, exert pricing pressure on us, renegotiate the terms of our arrangements with them, adjust the timing of orders and shipments or affect our mix of consolidated net sales, any of which could have a material adverse effect on our business, financial condition, results of operations or cash flows.

A significant portion of our net sales is based on transactions with our largest customers; if we lose any of these customers, our sales could decline significantly.

For the nine months ended September 30, 2011 and for the years ended December 31, 2010, 2009 and 2008, sales to our ten largest customers accounted for approximately 59.9%, 57.5%, 74.1% and 73.4% of our consolidated net sales, respectively. For both the nine months ended September 30, 2011 and for the year ended December 31, 2010, one customer, Bosch Group, accounted for over 10% of our consolidated net sales. For the year ended December 31, 2009, four of our customers, Alcatel-Lucent, S.A., Robert Bosch GmbH, General Electric Company and Continental AG, each individually accounted for over 10% of our consolidated net sales.

Although we cannot assure you that our principal customers will continue to purchase our products at past levels, we expect a significant portion of our net sales will continue to be concentrated within a small number of customers. The loss of, or significant curtailment of purchases by, any of our principal customers could have a material adverse effect on our business, financial condition, results of operations or cash flows.

We generally do not obtain long-term volume purchase commitments from customers and therefore, cancellations, reductions in production quantities and delays in production by our customers could adversely affect our business.

For many of our customers, we do not have firm long-term purchase commitments, but rather conduct business on a purchase order basis. Customers may cancel their orders, reduce production quantities or delay production at any time for a number of reasons. Many of our customers have, over the past several years, experienced significant decreases in demand for their products and services. The uncertain economic conditions in the global economy and in several of the markets in which our customers operate have in the past prompted some of our customers to cancel orders, delay the delivery of some of the products that we manufacture and place purchase orders for fewer products than we previously anticipated. Even when our customers are contractually obligated to purchase products, we may be unable or, for other business reasons, choose not to enforce our contractual rights. Cancellations, reductions or delays of orders by customers could:

•	adversely affect our operating results by reducing the volume of products that we manufacture for our customers;

•	delay or eliminate recoupment of our expenditures for inventory purchased in preparation for customer orders; or

•	lower our asset utilization, which would result in lower gross margins.

Our exposure to the credit risk of our customers and suppliers may adversely affect our business.

We sell our products to customers that have in the past experienced, and may in the future experience, financial difficulties, particularly in light of the recent global economic downturn. If our customers experience financial difficulties, we could have difficulty recovering amounts owed from these customers. While we perform credit evaluations and adjust credit limits based upon each customer’s payment history and credit worthiness, such programs may not be effective in reducing our exposure to credit risk. We evaluate the collectability of accounts receivable, and based on this evaluation make adjustments to the allowance for doubtful accounts for expected losses. Actual bad debt write-offs may differ from our estimates, which may have a material adverse effect on our business, financial condition, results of operations or cash flows.

Our suppliers may also experience financial difficulties, which could result in our having difficulty sourcing the materials and components we use in producing our products and providing our services. If we encounter such difficulties, we may not be able to produce our products for customers in a timely fashion, which could have an adverse effect on our business, financial condition, results of operations or cash flows.

We rely on the automotive industry for a significant portion of sales.

A significant portion of our sales are to customers within the automotive industry. For the nine months ended September 30, 2011 and years ended December 31, 2010, 2009 and 2008, sales to customers in the automotive industry represented approximately 38.7%, 35.8%, 38.4% and 37.4% of our net sales, respectively. If there was a destabilization of the automotive industry or a market shift away from our automotive customers, it may have a materially adverse effect on our business, financial condition, results of operations or cash flows.

Failure to meet the quality control standards of our automotive customers may cause us to lose existing, or prevent us from gaining new, automotive customers.

For safety reasons, our automotive customers have strict quality standards that generally exceed the quality requirements of our other customers. Because a significant portion of our PCB products are sold to customers in the automotive industry, if those products do not meet these quality standards, our results of operations may be materially and adversely affected. These automotive customers may require long periods of time to evaluate whether our manufacturing processes and facilities meet their quality standards. If we were to lose automotive customers due to quality control issues, we might not be able to regain those customers or gain new automotive customers for long periods of time, which could have a material adverse effect on our business, financial condition, results of operations or cash flows.

We rely on the telecommunications industry for a significant portion of sales. Accordingly, the economic volatility in these industries has had, and may continue to have, a material adverse effect on our ability to forecast demand and production and to meet desired sales levels.

A large percentage of our business is conducted with customers who are in the telecommunications industry. For the nine months ended September 30, 2011 and for the years ended December 31, 2010, 2009 and 2008, sales to customers in the telecommunications industry represented approximately 18.1%, 23.5%, 26.0% and 25.9% of our net sales, respectively. This industry is characterized by intense competition, relatively short product life cycles and significant fluctuations in product demand. This industry is heavily dependent on the end markets it serves and therefore can be affected by the demand patterns of those markets. If the weakness in this industry continues, it would likely have a material adverse effect on our business, financial condition, results of operations or cash flows.

Risk Related to Doing Business in China and Other International Locations

A significant portion of our manufacturing activities are conducted in foreign countries, exposing us to additional risks that may not exist in the United States.

International manufacturing operations represent a majority of our business. Sales outside the United States represent a majority of our net sales, and we expect net sales outside the U.S. to continue to represent a significant portion of our total net sales. Outside of the U.S., we operate manufacturing facilities in Mexico and China.

Our international manufacturing operations are subject to a number of potential risks. Such risks include, among others:

•	inflation or changes in political and economic conditions;

•	unstable regulatory environments;

•	changes in import and export duties;

•	domestic and foreign customs and tariffs;

•	potentially adverse tax consequences;

•	trade restrictions;

•	restrictions on the transfer of funds into or out of a country;

•	changes in labor laws, including minimum wage;

•	labor unrest;

•	logistical and communications challenges;

•	difficulties associated with managing a large organization spread throughout various countries;

•	differing protection of intellectual property and trade secrets; or

•	burdensome taxes and other restraints.

These factors may have an adverse effect on our international operations or on the ability of our international operations to repatriate earnings, which could have a material adverse effect on our business, financial condition, results of operations or cash flows.

If manufacturing technical capability and quality continue to improve in Asia and other foreign countries where production costs are lower, our U.S. operations may become less competitive, lose market share and incur lower cost absorption, and experience lower gross margins and impairment of assets.

To the extent PCB manufacturers in Asia are able to more effectively compete with products historically manufactured in the United States, our facilities in the United States may not be able to compete as effectively and parts of our U.S. operations may not remain viable.

PCB manufacturers in Asia and other geographies often have significantly lower production costs than our U.S. operations and may even have cost advantages over our own operations in Asia. Production capability improvements by foreign competitors and domestic competitors with foreign operations may play an increasing role in the PCB markets in which we compete, which may adversely affect our revenues and profitability. While PCB manufacturers in these locations have historically competed primarily in markets for less technologically advanced products, some, including ourselves, have expanded their manufacturing capabilities to produce higher layer count, higher technology PCBs and could compete more directly with our North American and Asia operations.

Electrical power shortages in certain areas of China have, now and in the past, caused the government to impose a power rationing program, and additional or extended power rationings could adversely affect our operations in China.

In November and December of 2010, the Chinese government mandated certain limitations on manufacturing activities in Southern China as a result of electrical power and other infrastructure constraints in connection with the 2010 Asia Games, which were held in Guangzhou, China. In May 2011, the Chinese government began rationing electrical power in certain areas of the country, which led to unscheduled production interruptions in some of our manufacturing facilities continuing into the fourth quarter of the year. We may encounter difficulties in the future with obtaining power or other key services due to infrastructure weaknesses and constraints in China that may impair our ability to compete effectively as well as materially adversely affect our business, financial condition, results of operations or cash flows.

We are subject to currency fluctuations, which may affect our cost of goods sold and operating margins.

A significant portion of our costs, including payroll and rent, are denominated in foreign currencies, particularly the Chinese Renminbi (“RMB”). Changes in exchange rates between foreign currencies and the U.S. dollar will affect our cost of goods sold and operating margins and could have a material adverse effect on our business, financial condition, results of operations or cash flows.

We lease land for all of our owned and leased Chinese manufacturing facilities from the Chinese government under land use rights agreements that may be terminated by the Chinese government.

We lease the land where our Chinese manufacturing facilities are located from the Chinese government through land use rights agreements. Although we believe our relationship with the Chinese government is sound, if the Chinese government decided to terminate our land use rights agreements, our assets could become impaired, and our ability to meet our customers’ orders could be impacted. This could have a material adverse effect on our business, financial condition, results of operations or cash flows.

We export products from the United States to other countries. If we fail to comply with export laws, we could be subject to additional taxes, duties, fines and other punitive actions.

Exports from the United States are regulated by the U.S. Department of Commerce. Failure to comply with these regulations can result in significant fines and penalties. Additionally, violations of these laws can result in punitive penalties, which would restrict or prohibit us from exporting certain products, and could have a material adverse effect on our business, financial condition, results of operations or cash flows.

As a U.S. corporation with international operations, we are subject to the Foreign Corrupt Practices Act (“FCPA”). A determination that we violated this act may adversely affect our business.

As a U.S. corporation, we are subject to the regulations imposed by the FCPA, which generally prohibits U.S. companies and their intermediaries from making improper payments to foreign officials for the purpose of obtaining or keeping business. Any determination that we have violated the FCPA could have a material adverse effect on our business, financial condition, results of operations or cash flows.

Risks Related to Our Capital Structure

Our wholly owned subsidiary, Viasystems, Inc., is a holding company with no operations of its own and depends on its subsidiaries for cash.

Our operations are conducted through our wholly owned subsidiary, Viasystems, Inc., which is a holding company with no operations of its own, and none of its subsidiaries are obligated to make funds available to Viasystems, Inc. Accordingly, Viasystems, Inc.’s ability to service its indebtedness is dependent on the distribution of funds from its subsidiaries. As of September 30, 2011, approximately $36.7 million of our $68.5 million cash balance was held in foreign subsidiaries. The payment of dividends, distributions, loans or advances to Viasystems, Inc. by its subsidiaries could be limited by a variety of reasons, including:

•	restrictions on dividends or repatriation of earnings under applicable laws and monetary transfer restrictions in the jurisdictions in which its subsidiaries operate;

•	the level of its subsidiaries’ earnings;

•	foreign exchange rates;

•	taxes and withholdings on foreign earnings, potentially at confiscatory levels;

•	foreign exchange controls that may prevent foreign currencies from being converted into U.S. dollars;

•	foreign laws which may affect Viasystems, Inc.’s ability to repatriate cash from foreign subsidiaries in a tax efficient manner or at all; or

•	legal and contractual restrictions may prevent Viasystems, Inc.’s subsidiaries from paying dividends or other cash distributions.

If these or other risks limit Viasystems, Inc.’s ability to transfer cash generated by its foreign operations, Viasystems, Inc.’s ability to make payments on its indebtedness may be impaired. Viasystems, Inc.’s failure to service its debt may have a material adverse effect on our business, financial condition, results of operations or cash flows.

We are influenced by our significant stockholders, whose interests may be different than our other stockholders.

As of September 30, 2011, approximately 76.3% of our common stock is owned by VG Holdings, LLC (“VG Holdings”) and, on an as adjusted basis reflecting the offering but excluding the underwriters’ option to purchase additional shares, approximately 60.6% of our common stock would have been owned by VG Holdings. Accordingly, VG Holdings effectively controls the election of a majority of our board of directors and the approval or disapproval of certain other matters requiring stockholder approval and, as a result, has significant influence over the direction of our management and policies. Using this influence, VG Holdings may take actions or make decisions that are not in the same interests of our other stockholders. In addition, owners of VG Holdings are in the business of making investments in companies and may from time to time acquire and hold interests in businesses that compete directly or indirectly with us or otherwise have business objectives that are not aligned with our business objectives.

We are a “controlled company” within the meaning of NASDAQ rules. As a result, we qualify for, and may in the future avail ourselves of, certain exemptions from NASDAQ corporate governance requirements.

VG Holdings owns a majority of our outstanding common stock. As a result, we qualify as a “controlled company” under the rules of NASDAQ. As a “controlled company” under NASDAQ rules,

we may elect not to comply with certain NASDAQ corporate governance requirements, including (i) that a majority of our board of directors consist of “independent directors,” as defined under the rules of NASDAQ, (ii) that we have a nominating and corporate governance committee that is composed entirely of independent directors and (iii) that we have a compensation committee that is composed entirely of independent directors. Accordingly, our stockholders may not have the same protections afforded to stockholders of companies that are subject to all NASDAQ corporate governance requirements as long as we are a “controlled company.” We currently have not availed ourselves of the controlled company exception under NASDAQ rules.

Some provisions of Delaware law and our certificate of incorporation and bylaws may deter third parties from acquiring us and diminish the value of our common stock.

Our certificate of incorporation and bylaws provide for, among other things:

•	restrictions on the ability of our stockholders to call a special meeting and the business that can be conducted at such meeting;

•	our ability to issue preferred stock with terms that the board of directors may determine, without stockholder approval;

•	the absence of cumulative voting in the election of directors;

•

a prohibition of action by written consent of stockholders unless such action is approved by all stockholders; provided, however, that if VG Holdings owns 50% or more of our outstanding capital stock, then action may be taken by the stockholders by written consent if signed by stockholders having not less than the minimum of votes necessary to take such action; and

•	advance notice requirements for stockholder proposals and nominations.

These provisions in our certificate of incorporation and bylaws may discourage, delay or prevent a transaction involving a change of control of the Company that is in the best interest of our minority stockholders. Even in the absence of a takeover attempt, the existence of these provisions may adversely affect the prevailing market price of our common stock if they are viewed as discouraging future takeover attempts.

Investors may experience dilution of their ownership interests due to the future issuance of additional shares of our capital stock, which could have an adverse effect on the price of our common stock.

We may in the future issue additional shares of our common stock, which could result in the dilution of the ownership interests of our stockholders. As of September 30, 2011, we have outstanding approximately 20 million shares of common stock, and no shares of preferred stock. We are authorized to issue 100 million shares of common stock and 25 million shares of preferred stock with such designations, preferences and rights as determined by our board of directors. We filed a shelf registration statement with the Securities and Exchange Commission that is effective as of April 7, 2011, and will allow us to sell up to $150 million of equity or other securities described in the registration statement in one or more offerings, including pursuant to this offering. The potential issuance of such additional shares of common stock may create downward pressure on the trading price of our common stock. We may also issue additional shares of our common stock in connection with the hiring of personnel, future acquisitions, future issuances of our securities for capital raising purposes or for other business purposes. Future sales of substantial amounts of our common stock, or the perception that sales could occur, could have a material adverse effect on the price of our common stock.

In addition, pursuant to our stock incentive plans, we are authorized to grant options and other stock awards for up to 3,232,352 shares to our officers, employees, directors and consultants. As of September 30, 2011, there were 1,687,665 shares subject to outstanding stock option awards under our stock incentive plans. You will incur dilution upon exercise or issuance of any options or other stock awards under our stock incentive plans. In addition, if we raise additional funds by issuing additional common stock, or securities convertible into, exchangeable or exercisable for common stock, or if we use our securities as consideration for future acquisitions or investments, further dilution to our existing stockholders will result, and new investors could have rights superior to existing stockholders.

We have a substantial amount of debt and may be unable to service or refinance this debt, which could have a material adverse effect on our business in the future, and may place us at a competitive disadvantage in our industry.

As of September 30, 2011, our total outstanding indebtedness was approximately $226.4 million. Our net interest expense for the nine months ended September 30, 2011 and the years ended December 31, 2010 and 2009, was approximately $21.7 million, $30.9 million and $34.4 million, respectively. As of September 30, 2011, our total consolidated stockholders’ equity was approximately $278.1 million.

This high level of debt could have negative consequences. For example, it could:

•	result in our inability to comply with the financial and other restrictive covenants in our credit facilities;

•	increase our vulnerability to adverse industry and general economic conditions;

•

require us to dedicate a substantial portion of our cash flow from operations to make scheduled principal payments on our debt, thereby reducing the availability of our cash flow for working capital, capital investments and other business activities;

•	limit our ability to obtain additional financing to fund future working capital, capital investments and other business activities;

•	limit our ability to refinance our indebtedness on terms that are commercially reasonable, or at all;

•	expose us to the risk of interest rate fluctuations to the extent we pay interest at variable rates on the debt;

•	limit our flexibility to plan for, and react to, changes in our business and industry; or

•	place us at a competitive disadvantage relative to our less leveraged competitors.

Servicing our debt requires a significant amount of cash and our ability to generate cash may be affected by factors beyond our control.

Our business may not generate cash flow in an amount sufficient to enable us to pay the principal of, or interest on, our indebtedness or to fund our other liquidity needs, including working capital, capital expenditures, product development efforts, strategic acquisitions, investments and alliances and other general corporate requirements.

Our ability to generate cash is subject to general economic, financial, competitive, legislative, regulatory and other factors that are beyond our control. We cannot assure you that:

•	our business will generate sufficient cash flow from operations;

•	we will realize the cost savings, revenue growth and operating improvements related to the execution of our long-term strategic plan; or

•	future sources of funding will be available to us in amounts sufficient to enable us to fund our liquidity needs.

If we cannot fund our liquidity needs, we will have to take actions such as reducing or delaying capital expenditures, product development efforts, strategic acquisitions, investments and alliances, selling assets, restructuring or refinancing our debt, or seeking additional equity capital. We cannot assure you that any of these remedies could, if necessary, be effected on commercially reasonable terms, or at all, or that they would permit us to meet our scheduled debt service obligations. Our $75 million senior secured revolving credit facility (the “Senior Secured 2010 Credit Facility”) and the indenture governing the outstanding $220.0 million aggregate principal amount of our 12.0% Senior Secured Notes due 2015 (the “2015 Notes”) limit the use of the proceeds from any disposition of assets and, as a result, we may not be allowed, under those documents, to use the proceeds from such dispositions to satisfy all current debt service obligations. In addition, if we incur additional debt, the risks associated with our substantial leverage, including the risk that we would be unable to service our debt or generate enough cash flow to fund our liquidity needs, could intensify.

Restrictive covenants in the indenture governing the 2015 Notes and the agreements governing our other indebtedness will restrict our ability to operate our business.

The indenture for the 2015 Notes and Senior Secured 2010 Credit Facility contain, and agreements governing indebtedness we may incur in the future may contain, covenants that restrict our ability to, among other things, incur additional debt, pay dividends, make investments, enter into transactions with affiliates, merge or consolidate with other entities or sell all or substantially all of our assets. Additionally, the agreement governing the Senior Secured 2010 Credit Facility requires us to maintain certain financial ratios. A breach of any of these covenants could result in a default thereunder, which could allow the lenders or the noteholders to declare all amounts outstanding thereunder immediately due and payable. If we are unable to repay outstanding borrowings when due, the lenders under the Senior Secured 2010 Credit Facility and the collateral trustee under the indenture governing the 2015 Notes and related agreements have the right to proceed against the collateral granted to them, including certain equity interests. We may also be prevented from taking advantage of business opportunities that arise because of the limitations imposed on us by the restrictive covenants under our indebtedness.

Downgrading of our debt ratings would adversely affect us.

Any downgrading by Moody’s Investors Service, Inc. and Standard & Poor’s Ratings Services, a division of the McGraw-Hill Companies, Inc., of our debt securities or corporate credit profile could make it more difficult for us to obtain new financing if we had an immediate need to increase our liquidity.

Failure to maintain good relations with the noncontrolling interest holder of certain of our majority-owned subsidiaries in China could materially adversely affect our ability to manage those operations.

Currently, we have two PCB manufacturing plants in China that are each operated by a separate majority-owned subsidiary. A noncontrolling interest holder owns a 5% interest in our subsidiary that operates our Huiyang, China facility. The same noncontrolling interest holder owns a 15% interest in our subsidiary that operates our Huizhou, China facility. The noncontrolling interest holder owns the buildings of the Huizhou facility and leases the premises to our subsidiary. The noncontrolling interest holder is affiliated with the Chinese government and has close ties to local economic development and other Chinese government agencies. In connection with the negotiation of its investments, the noncontrolling interest holder secured certain rights to be consulted and to consent to certain operating and investment matters concerning the plants and our subsidiaries’ boards of directors that oversee these businesses. In addition, the area where the Huizhou facility is located is being redeveloped away from industrial use, and we expect to close the facility on or before December 31, 2012, which may adversely affect our relationship with the noncontrolling interest holder. Failure to maintain good relations with the noncontrolling interest holder in either Chinese subsidiary could materially adversely affect our ability to manage the operations of one or more of the plants.

Risks Related to this Offering

The limited liquidity for our common stock could affect your ability to sell your shares at a satisfactory price.

Our common stock is relatively illiquid. As of September 30, 2011, we had 20,393,437 shares of common stock outstanding. The average daily trading volume in our common stock, as reported by the NASDAQ Global Market, for the 50 trading days ending on September 30, 2011 was less than 13,000 shares. A more active public market for our common stock may not develop, which could adversely affect the trading price and liquidity of our common stock. Moreover, a limited trading market for our stock could cause the market price for our common stock to fluctuate significantly more than the stock market as a whole. Without a larger float, our common stock is less liquid than the stock of companies with broader public ownership and, as a result, the trading prices of our common stock may be more volatile. In addition, in the absence of an active public trading market, you may be unable to sell your shares of our common stock at a price satisfactory to you.

The market price of our common stock may be volatile or may decline regardless of our operating performance.

The market price of our common stock has experienced, and may continue to experience, substantial volatility. During the period beginning January 1, 2011 through November 8, 2011 the sale prices of our common stock on the NASDAQ Global Market have ranged from a low of $14.81 to a high of $28.70 per share. We expect our common stock to continue to be subject to fluctuations. Broad market and industry factors may adversely affect the market price of our common stock, regardless of our actual operating performance. Factors that could cause fluctuation in our stock price may include, among other things:

•	actual or anticipated variations in quarterly operating results;

•	any issuances of additional shares of our common stock;

•	general economic conditions or trends, or conditions or trends in our industry, including demand for our systems and products, technological advances and governmental regulations;

•	announcements of technological advances by us or our competitors;

•	changes in our estimates of financial performance or changes in securities analysts’ estimates of financial performance or recommendations;

•	rumors or dissemination of false and/or unofficial information;

•	transactions in our common stock by our management;

•	litigation involving or affecting us; or

•	additions or departures of our key personnel.

These and other factors may cause the market price and demand for our common stock to fluctuate substantially, which may limit or prevent investors from readily selling their shares of common stock and may otherwise negatively affect the liquidity of our common stock. In addition, in the past, when the market price of a stock has been volatile, holders of that stock have sometimes instituted securities class action litigation against the company that issued the stock. If any of our stockholders brought a lawsuit against us, we could incur substantial costs defending the lawsuit. Such a lawsuit could also divert the time and attention of our management from our business, which could significantly harm our business, financial condition, results of operations or cash flows.

We do not plan to pay cash dividends on our common stock in the foreseeable future. As a result, investors must look solely to stock appreciation for a return on their investment in our common stock.

We do not anticipate paying cash dividends on our common stock in the foreseeable future. We currently intend to retain any future earnings to support our operations and growth. The payment of cash dividends on our common stock in the future will depend on our earnings, financial condition, capital requirements and other factors that our board of directors may deem relevant. Additionally, our debt agreements restrict the payment of dividends. Accordingly, investors must rely on sales of their common stock after price appreciation, which may never occur, as the only way to realize any future gains on their investment. Investors seeking cash dividends should not purchase our common stock.

Upon expiration of lock-up agreements between the underwriters, the selling stockholder and our officers and directors, a substantial number of shares of our common stock could be sold into the public market, which could depress our common stock price.

In connection with this offering, we, our officers and directors and the selling stockholder have agreed to a 90-day lock-up with respect to our common stock and other of our securities that they beneficially own, including securities that are convertible into common stock and securities that are exchangeable or exercisable for common stock. This means that, without the prior written consent of representatives for the underwriters, for a period of 90 days following the date of this prospectus supplement, we and such persons may not, subject to certain exceptions, offer, sell, contract to sell, pledge, grant any option to purchase, make any short sale or otherwise dispose of any shares of common stock, or any options or warrants to purchase any shares of common stock, or any securities convertible into, exchangeable for or that represent the right to receive shares of common stock, whether now owned or hereinafter acquired (including holding as a custodian) or with respect to which such person has beneficial ownership. After the expiration of the lock-up period, these shares of our common stock may be sold in the public market, subject to prior registration or qualification for an exemption from registration, including, in the case of shares held by our affiliates under Rule 144 of the Securities Act, provided they comply with the applicable restrictions thereunder.

We will have broad discretion in the use of a portion of the net proceeds from this offering and may not use them effectively.

Our management will have broad discretion in the application of a portion of the net proceeds from this offering and could spend that portion of the proceeds in ways that do not improve our results of operations or enhance the value of our common stock. The failure by our management to apply these funds effectively could result in financial losses and cause the price of our common stock to decline. Pending their use, we may invest the net proceeds from this offering in a manner that does not produce income or that loses value.

FORWARD-LOOKING STATEMENTS

Some of the statements contained in this prospectus are forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (the “Securities Act”), and Section 21E of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), including, in particular, statements about our plans, strategies and prospects and industry estimates. These statements identify prospective information and include words such as “expect,” “plan,” “anticipate,” “believe,” “estimate,” “predict,” “project” and similar expressions. Forward-looking statements are based on information available to us as of the date of this prospectus. Current expectations, forecasts and assumptions involve a number of risks, uncertainties and other factors that could cause actual results to differ materially from those anticipated by these forward-looking statements. We caution you therefore that you should not rely on any of these forward-looking statements as statement of historical fact or as guarantees of future performance.

Factors that could cause actual results to differ materially from those expressed or implied by forward-looking statements include, but are not limited to:

•	declines in gross margin as a result of excess capacity;

•	our significant reliance on net sales to our largest customers;

•	fluctuations in our operating results;

•	our history of losses;

•	our reliance on the automotive and telecommunications industries;

•	risks associated with the credit risk of our customers and suppliers;

•	influence of significant stockholders;

•	our qualification as a “controlled company” within the meaning of the rules of NASDAQ;

•	our significant foreign operations and risks relating to currency fluctuations;

•	relations with and regulations imposed by the Chinese government, including power rationing;

•	our dependence on the electronics industry, which is highly cyclical and subject to significant downturns in demand;

•	shortages of, or price fluctuations with respect to, raw materials and increases in oil prices;

•	our ability to compete in a highly competitive industry and to respond to rapid technological changes;

•	reduction in, or cancellation of, customer orders;

•	risks associated with manufacturing defective products and failure to meet quality control standards;

•	uncertainty and adverse changes in the economy and financial markets;

•	risks relating to success of PCB manufacturers in Asia;

•	failure to maintain good relations with our noncontrolling interest holder in China;

•	failure to align manufacturing capacity with customer demand;

•	damage to our manufacturing facilities or information systems;

•	loss of key personnel and high employee turnover;

•	risks associated with governmental and environmental regulation, including regulation associated with climate change and greenhouse gas emissions;

•	our exposure to income tax fluctuations;

•	failure to comply with, or expenses related to compliance with, export laws or other laws applicable to our foreign operations, including the FCPA;

•	our ability to renew leases of our manufacturing facilities;

•	risks associated with future restructuring charges; and

•	risks relating to our substantial indebtedness.

The foregoing factors should not be construed as exhaustive and should be read together with the other cautionary statements included in this prospectus and other reports we file with the SEC, including the information in “Item 1A. Risk Factors” and “Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations” of our Annual Report on Form 10-K for the year ended December 31, 2010 and “Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations” in our unaudited Quarterly Reports on Form 10-Q for the quarters ended March 31, 2011, June 30, 2011 and September 30, 2011, respectively, and any documents that may replace or update these in the future. There may be other factors that may cause our actual results to differ materially from the forward-looking statements. If one or more events related to these or other risks or uncertainties materialize, or if our underlying assumptions prove to be incorrect, actual results may differ materially from what we anticipate. We undertake no obligation to publicly update or revise any forward-looking statement.

USE OF PROCEEDS

We estimate that the net proceeds we will receive from our sale of 2,000,000 shares of common stock in this offering will be approximately $37.0 million (or $42.7 million if the underwriters exercise their option to purchase additional shares granted by us in full), based on an assumed offering price of $19.97, the closing price of our common stock on November 8, 2011, and after deducting underwriting discounts and commissions, and our estimated offering expenses, as described in “Underwriting.” We will not receive any proceeds from the sale of shares of our common stock by the selling stockholder in this offering. See “Selling Stockholder.”

We intend to use the net proceeds for working capital and other general corporate purposes.

PRICE RANGE OF COMMON STOCK

Our common stock is listed on the NASDAQ Global Market under the symbol VIAS, and began trading on February 17, 2010. Previously, all of our outstanding common stock was held privately, and accordingly, there was no public trading market for our common stock. The table below sets forth the range of quarterly high and low sales prices (including intraday prices) for our common stock on the NASDAQ Global Market during the indicated calendar quarters.

	Share Price
2010	High	Low
First Quarter (from February 17)	$22.50	$19.00
Second Quarter	22.80	14.29
Third Quarter	17.69	13.49
Fourth Quarter	21.19	14.89

2011
First Quarter	$28.70	$16.80
Second Quarter	27.35	18.01
Third Quarter	24.28	14.81
Fourth Quarter (to November 8)	22.36	15.29

The closing sale price of our common stock as reported on the NASDAQ Global Market on November 8, 2011, was $19.97 per share. At November 4, 2011, there were 20,393,437 shares of common stock outstanding, held by approximately 47 holders of record.

DIVIDEND POLICY

We have paid no dividends since our inception, and our ability to pay dividends is limited by the terms of certain agreements related to our indebtedness. We do not anticipate paying any cash dividends on our common stock in the foreseeable future. We currently intend to retain all available funds and any available future earnings to fund the development and growth of our business. However, our subsidiaries in China will continue to make required distributions to the noncontrolling interest holder in such subsidiaries.

CAPITALIZATION

The following table sets forth our capitalization as of September 30, 2011:

•	on an actual basis; and

•

on an as adjusted basis to give effect to our sale of 2,000,000 shares of common stock in this offering and the application of the proceeds as described under “Use of Proceeds” based on an assumed offering price of $19.97, the closing price of our common stock on November 8, 2011.

You should read the following table in conjunction with the information set forth under “Use of Proceeds” and our audited consolidated financial statements and related notes incorporated by reference into this prospectus supplement.

	As of September 30, 2011
	Actual	As Adjusted
	(dollars in thousands, except share data, unaudited)
Cash and cash equivalents	$68,540	$105,583

Long-term debt, including current portion:
Senior Secured Notes due 2015(1)	$214,748	$214,748
Senior Secured 2010 Credit Facility	—	—
Zhongshan 2010 Credit Facility	10,000	10,000
Huiyang 2009 Credit Facility	—	—
Senior Subordinated Convertible Notes due 2013	895	895
Capital leases	773	773

Total debt	$226,416	$226,416

Stockholders’ equity:
Common stock, par value $0.01 per share, 100,000,000 shares authorized; 20,393,437 and 22,393,437 shares issued and outstanding, as adjusted	$204	224
Paid-in capital	2,381,960	2,418,983
Accumulated deficit	(2,117,748)	(2,117,748)
Accumulated other comprehensive income	8,390	8,390
Noncontrolling interest	5,257	5,257

Total stockholders’ equity	278,063	315,106

Total capitalization	$573,019	$647,105

(1)	Our $220.0 million aggregate principal amount 12.0% Senior Secured Notes due 2015 were issued at an original issue discount (“OID”) of 96.269%. The OID was recorded on our balance sheet as a reduction of the liability for the notes, and is being amortized to interest expense over the life of the notes. As of September 30, 2011, the unamortized OID was $5,252.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion should be read in conjunction with “Summary Consolidated Financial Data” included elsewhere in this prospectus and with our annual consolidated financial statements and the notes thereto included in the 10-K Report, which are incorporated herein by reference, and our unaudited interim condensed consolidated financial statements and the notes thereto included in the 10-Q Report, which are incorporated herein by reference. The following discussion contains forward-looking statements based upon current expectations and related to future events, and our future financial performance involves risks and uncertainties. We based these statements on assumptions we consider reasonable. Actual results and the timing of events could differ materially from those discussed in the forward-looking statements; see “Forward-Looking Statements.” Factors that could cause or contribute to these differences include, but are not limited to, those discussed below and elsewhere in this prospectus, particularly in “Risk Factors.”

Company Overview

We are a leading worldwide provider of complex multi-layer printed circuit boards, or PCBs, and electro-mechanical solutions, or E-M Solutions. PCBs serve as the “electronic backbone” of almost all electronic equipment, and our E-M Solutions products and services integrate PCBs and other components into finished or semi-finished electronic equipment, which include custom and standard metal enclosures, metal cabinets, metal racks and sub-racks, backplanes, cable assemblies and busbars.

On February 16, 2010, we acquired Merix Corporation, or Merix, in a transaction pursuant to which Merix became a wholly owned subsidiary of Viasystems, or the Merix Acquisition, which increased our PCB manufacturing capacity by adding four additional PCB production facilities, added North American PCB quick-turn production capability and added military and aerospace to our already diverse end-user markets. In connection with the Merix Acquisition, we recapitalized the Company, including the conversion of all outstanding shares of preferred stock to common stock, and our common stock began trading on the NASDAQ Global Market under the symbol “VIAS.”

The components we manufacture include, or can be found in, a wide variety of commercial products, including automotive engine controls, hybrid converters, automotive electronics for navigation, safety, entertainment and anti-lock braking systems, telecommunications switching equipment, data networking equipment, computer storage equipment, wind and solar energy applications, flight control systems and complex industrial, medical and other technical instruments

We are a supplier to approximately 800 original equipment manufacturers, or OEMs, and contract electronic manufacturers, or CEMs, in numerous end markets. Our OEM customers include industry leaders such as Alcatel-Lucent, S.A., Autoliv, Inc., Robert Bosch GmbH, Ciena Corporation, Cisco Systems, Inc., Continental AG, Ericsson AB, General Electric Company, Harris Corporation, Hitachi, Ltd., Huawei Technologies Co., Ltd., Motorola Solutions, Inc., NetApp, Inc., QLogic Corporation, Rockwell Automation, Inc., Rockwell Collins, Inc., TRW Automotive Holdings Corp. and Xyratex Ltd. In addition, we have good working relationships with industry-leading CEMs such as Benchmark Electronics, Inc., Celestica, Inc., Jabil Circuit, Inc. and Plexus Corp., and we supply PCBs and E-M Solutions products to these customers as well.

We operate our business in two segments: Printed Circuit Boards, which includes our PCB products, and Assembly, which includes our E-M Solutions products and services. For the nine months ended September 30, 2011 and the year ended December 31, 2010, our Printed Circuit Boards segment accounted for approximately four-fifths of our net sales, and our Assembly segment accounted for approximately one-fifth of our net sales.

Business Overview

Our results through September 30, 2011 reflect solid demand for our products across the markets we serve. During the first three quarters of the year, we have continued to expand our PCB production capacity in China. We expect that this capacity expansion will allow us to (i) replace the capacity we will lose in connection with the required closure of our Huizhou, China factory at the end of 2012, (ii) reduce the adverse impacts on our capacity caused by mandated energy conservation shutdowns in China, and (iii) meet increased demand from our customers. During the third quarter, we began construction on leasehold improvements to a new manufacturing facility in Juarez, Mexico and expect to complete the move of our existing Mexico operations to the new facility by the end of the year. The new facility will provide expanded manufacturing capacity and capabilities.

Our results through September 30, 2011 also reflect increased costs of labor and materials, especially at our facilities in China, inefficiencies associated with unscheduled production interruptions at some of our facilities due to (i) unplanned maintenance during the first quarter, (ii) power rationing by the Chinese government that began in May 2011 and (iii) inefficiencies associated with preparations to relocate our E-M Solutions facility in Juarez, Mexico. In addition to minimum wage increases, the Chinese government implemented employment-based social taxes on foreign-owned enterprises. A continued tightening of labor resources in China resulted in higher than usual levels of overtime pay costs at several of our PCB facilities. In addition to increased costs for commodities like copper and gold, a sustained high demand for electronic components allowed our materials suppliers to command higher prices for their products. We expect material costs will remain stable through the end of 2011. As a result of these factors, during the second quarter of 2011, we began implementing selling price increases to compensate for labor and materials cost increases, and substantially all of the price increases were implemented by the beginning of our third quarter.

We expect our results of operations for the fourth quarter to be impacted, as is generally the case, by holiday periods, including the Chinese “National Day” holiday period at the beginning of October and the western world holidays leading up to New Years. We expect that a combination of decreased third quarter bookings and these holiday effects may result in a decline in total sales, similar to the decline we experienced in the fourth quarter of 2010.

As a component manufacturer, our sales trends generally reflect the market conditions in the industries we serve. In the automotive market, we are adding capacity at our principal automotive qualified PCB manufacturing facilities (i) as a result of increased demand and (ii) in anticipation of the expiration of the lease of our facility in Huizhou, China at the end of 2012. In addition to forecasted increases in general demand, we expect that the recent flooding in Thailand, which has idled PCB manufacturing facilities belonging to some of our competitors, may lead to additional market share with existing customers in the automotive end-user market as they seek alternative suppliers.

In the industrial & instrumentation market, we have experienced increased demand from our broad base of customers, and in order to accommodate growing demand for North America based E-M Solutions products and services in this end-user market, we will relocate our manufacturing operations in Juarez, Mexico to a larger facility by the end of 2011. While we expect sales trends in this diverse market will follow global economic trends, demand during the last quarter of 2011 may be adversely affected by corrections of inventory levels by some of our customers.

The telecommunications end-user market remains dynamic as the customers we supply produce a mixture of products which include both new, cutting edge applications as well as more mature products with varying levels of demand. We continue to position ourselves to take advantage of growth opportunities related to the introduction of next generation wireless technology standards.

In the computer and datacommunications market, we continue to pursue new customers and programs for both our Printed Circuit Boards and Assembly segments, especially in the high-end server and storage sectors; however, demand in this sector during the last quarter of 2011 may be adversely affected by corrections of inventory levels by some of our customers.

In the military and aerospace market, we continue to pursue market share gains as a result of continuing customer qualification activity and the NADCAP accreditation received by our Forest Grove, Oregon facility and the AS9100 certification received by our Huiyang, China facility in 2010; however, overall demand trends in this market have been negatively impacted by budget pressures on U.S. government defense spending.

2010 Equity Incentive Plan

On April 15, 2010, we adopted the Viasystems Group, Inc. 2010 Equity Incentive Plan (the “2010 Plan”), which provides for grants of stock options, restricted stock awards and other stock-based awards to our employees and directors. Subject to additions and adjustments, 3,000,000 shares of common stock are authorized for granting under the 2010 Plan. Under the 2010 Plan, through September 30, 2011, we have granted stock options representing 1,551,378 shares, and have issued restricted stock awards representing 412,451 shares, and as of September 30, 2011, stock options representing 1,492,044 shares and restricted stock awards representing 412,451 shares remain outstanding.

Upon adoption of the 2010 Plan, we elected to generally discontinue the use of the 2003 Stock Option Plan (the “2003 Plan”) and do not intend to make any new awards under the 2003 Plan.

The Merix Acquisition

On February 16, 2010, we completed the Merix Acquisition. Merix was a leading manufacturer of technologically advanced, multi-layer printed circuit boards with operations in the United States and China. The Merix Acquisition increased our PCB manufacturing capacity by adding four additional PCB production facilities, adding North American PCB quick-turn services capability and adding military and aerospace to our already diverse end-user markets. The consideration paid in the Merix Acquisition was valued at $111.2 million and included cash of $35.3 million and common stock of the Company representing, after giving effect to the Recapitalization Agreement (as defined below), approximately 19.4% of the total outstanding amount of our common stock immediately after the closing of the Merix Acquisition. We recorded the assets acquired and liabilities assumed from Merix at their fair values as of the date of the acquisition.

Recapitalization Agreement

In connection with the Merix Acquisition, on February 11, 2010, pursuant to an agreement dated October 6, 2009, (the “Recapitalization Agreement”), by and among us and affiliates of Hicks, Muse, Tate & Furst, Incorporated (“HMTF”), affiliates of GSC Recovery II, L.P. (“GSC Recovery”) and TCW Shared Opportunities Fund III, L.P. (“TCW” and together with HMTF and GSC Recovery, the “Recapitalization Funds”), we and the Recapitalization Funds approved a recapitalization of the Company such that (i) each outstanding share of common stock was exchanged for 0.083647 shares of common stock, (ii) each outstanding share of our Mandatory Redeemable Class A Junior Preferred Stock (the “Class A Preferred”) was reclassified as, and converted into, 8.478683 shares of newly issued common stock and (iii) each outstanding share of our Redeemable Class B Senior Convertible Preferred Stock (the “Class B Preferred”) was reclassified as, and converted into, 1.416566 shares of newly issued common stock.

In connection with the conversion of the Class A Preferred into common shares of the Company, for financial reporting purposes related to the presentation of net loss attributable to common stockholders, for the year ended December 31, 2010, the Company recorded a non-cash adjustment to net loss of $29.7 million. The $29.7 million non-cash item is equal to the difference between (i) the fair value of the common shares issued and (ii) the carrying value of the Class A Preferred at the time of conversion; and was reflected in the Consolidated Statement of Stockholders’ Equity (Deficit) and Comprehensive Income (Loss) as a reduction to accumulated deficit and a corresponding increase to paid-in capital. In connection with the conversion of the Class B Preferred into common stock of the Company, for financial reporting purposes related to the presentation of net loss attributable to common stockholders, for the year ended December 31, 2010, the Company recorded a non-cash adjustment to net loss of $105.0 million. The $105.0 million non-cash item is equal to the difference between (i) the fair value of the common shares issued and (ii) the fair value of the number of common shares that would have been issued according to the terms of the Indenture governing the Class B Preferred without consideration of the Recapitalization Agreement; and was reflected in the Consolidated Statement of Stockholders’ Equity (Deficit) and Comprehensive Income (Loss) as a reduction to accumulated deficit and a corresponding increase to paid-in capital.

As a result of the completion of the recapitalization and the Merix Acquisition, (i) the holders of our common stock prior to the recapitalization received 2,415,266 shares of our common stock, (ii) the holders of our Class A Preferred prior to the recapitalization received 7,658,187 newly issued shares of our common stock, (iii) the holders of our Class B Preferred prior to the recapitalization received 6,028,258 newly issued shares of our common stock, (iv) the holders of the Merix common stock prior to the closing of the Merix Acquisition received 2,479,053 newly issued shares of our common stock and (v) the holders of Merix’ convertible notes prior to the closing of the Merix Acquisition received a cash payment of approximately $34.9 million and 1,398,251 newly issued shares of our common stock. The total issued and outstanding common stock immediately after the closing of the Merix Acquisition was 19,979,015 shares.

New Stockholder Agreement

Pursuant to the terms of the Recapitalization Agreement, in connection with the closing of the Merix Acquisition, on February 11, 2010, we entered into a new stockholder agreement (the “2010 Stockholder Agreement”), by and among us and VG Holdings, which was formed by the Recapitalization Funds, and which, immediately after the closing of the Merix Acquisition, held approximately 77.8% of our common stock. Under the terms of the 2010 Stockholder Agreement, VG Holdings has the right, subject to certain reductions, to designate up to five directors to serve on the board of directors of the Company. In addition, the 2010 Stockholder Agreement provides VG Holdings with certain registration rights related to its shares of our common stock. The 2010 Stockholder Agreement will terminate on February 11, 2020.

Results of Operations

Nine Months Ended September 30, 2011, Compared with the Nine Months Ended September 30, 2010

Net Sales.    Net sales for the nine months ended September 30, 2011, were $788.3 million, representing an $102.9 million, or 15.0%, increase from net sales during the same period in 2010. Assuming the Merix Acquisition had occurred on January 1, 2010, on a pro forma basis, net sales increased by approximately $61.0 million, or 8.4%, for the nine months ended September 30, 2011, as compared to the same period in 2010.

Net sales by end-user market for the nine months ended September 30, 2011 and 2010, on a historical basis, and as of September 30, 2010, on a pro forma basis as if the Merix Acquisition had been completed on January 1, 2010, were as follows:

	Historical		Pro forma 2010
End-User Market (dollars in millions, unaudited)	2011	2010
Automotive	$304.9	$245.5	$253.7
Industrial & Instrumentation	201.2	162.5	172.1
Telecommunications	142.6	162.5	174.7
Computer and Datacommunications	108.0	89.5	96.5
Military and Aerospace	31.6	25.4	30.3

Total Net Sales	$788.3	$685.4	$727.3

Our net sales of products for end use in the automotive market increased by approximately $59.4 million, or 24.2%, to $304.9 million for the nine months ended September 30, 2011, compared to the same period in 2010. Assuming the Merix Acquisition had occurred on January 1, 2010, on a pro forma basis, net sales of products for end use in this market increased by approximately $51.2 million, or 20.2%, as compared with the same period in 2010. The increase is a result of increased global demand from our automotive customers and price increases implemented during the second and third quarters of 2011, partially offset by a temporary reduction in production capacity at our principal automotive qualified PCB facility during the first quarter of 2011 due to unscheduled maintenance.

Net sales of products ultimately used in the industrial & instrumentation market for the nine months ended September 30, 2011, increased by approximately $38.7 million, or 23.8%, to $201.2 million, as compared with the same period in 2010. Assuming the Merix Acquisition had occurred on January 1, 2010, on a pro forma basis, net sales of products for end use in this market increased by approximately $29.1 million, or 16.9%, as compared with the same period in 2010. The increase in net sales was driven primarily by increased global demand across our broad base of existing industrial and instrumentation customers, including wind power and elevator controls related programs, as well as new customer and program wins.

Net sales of products ultimately used in the telecommunications market for the nine months ended September 30, 2011, decreased by approximately $19.9 million, or 12.2%, to $142.6 million, as compared with the nine months ended September 30, 2010. Assuming the Merix Acquisition had occurred on January 1, 2010, on a pro forma basis, net sales of products for use in this end market decreased by approximately $32.1 million, or 18.4%, as compared to the same period in 2010. The sales decline was primarily a result of reduced demand for certain programs we supply, inventory corrections from one of our larger customers and the loss of one customer in our Assembly segment which elected to bring manufacturing of the parts we supplied in-house.

During the first nine months of 2011, net sales of our products for use in the computer and datacommunications market increased by approximately $18.5 million, or 20.7%, to $108.0 million, as compared to the same period in the prior year. Assuming the Merix Acquisition had occurred on January 1, 2010, on a pro forma basis, net sales of products for use in this end market increased by approximately $11.5 million, or 11.9%, as compared with the same period in 2010. The increase was driven by sales associated with new customers and programs, partially offset by reduced demand from a large datacommunications customer.

Net sales to the military and aerospace end-user market increased $6.2 million, or 24.4%, to $31.6 million for the nine months ended September 30, 2011, as compared to the nine months ended September 30, 2010. Assuming the Merix Acquisition had occurred on January 1, 2010, on a pro forma basis, net sales of products for use in the military and aerospace end-user market increased by approximately $1.3 million, or 4.3%, as compared with the same period in 2010. The increase was primarily a result of market share growth stemming from customer qualification activities initiated during 2010, which have continued in 2011.

Net sales by segment for the nine months ended September 30, 2011 and 2010, were as follows:

	Historical		Pro Forma 2010
Segment (dollars in millions, unaudited)	2011	2010
Printed Circuit Boards	$640.8	$564.4	$606.3
Assembly	156.0	130.2	130.2
Eliminations	(8.5)	(9.2)	(9.2)

Total Net Sales	$788.3	$685.4	$727.3

Printed Circuit Boards segment net sales, including intersegment sales, for the nine months ended September 30, 2011, increased by $76.4 million, or 13.5%, to $640.8 million. Assuming the Merix Acquisition had occurred on January 1, 2010, on a pro forma basis, Printed Circuit Boards segment net sales, including intersegment sales, for the nine months ended September 30, 2011, increased by $34.5 million, or 5.7%, as compared to the same period in the prior year. This increase is a result of increases in net sales in our automotive, industrial & instrumentation, computer and datacommunications and military and aerospace end-user markets, partially offset by a decline in net sales in our telecommunications end-user markets.

Assembly segment net sales increased by $25.8 million, or 19.8%, to $156.0 million for the nine months ended September 30, 2011, compared with the first nine months of 2010. The increase was primarily the result of improved demand in wind power and elevator controls related programs in our industrial & instrumentation end-user market, partially offset by a sales decline in our telecommunications end-user market.

Cost of Goods Sold.    Cost of goods sold, exclusive of items shown separately in the unaudited condensed consolidated statement of operations for the nine months ended September 30, 2011, was $632.0 million, or 80.2%, of consolidated net sales. This represents a 3.3 percentage point increase from the 76.9% of consolidated net sales for the nine months ended September 30, 2010. The increase was due primarily to rising costs of materials and labor and manufacturing inefficiencies associated with government mandated power rationing in China, partially offset by sales price increases. To compensate for rising costs, we began to implement price increases during the second quarter of 2011; however, our costs for materials and labor grew faster than we could implement price increases.

The costs of materials, labor and overhead in our Printed Circuit Boards segment can be impacted by trends in global commodities prices and currency exchange rates, as well as other cost trends which can impact minimum wage rates, electricity and diesel fuel costs in China. Economies of scale can help to offset any adverse trends in these costs. Our results for the first nine months of 2011 reflect increasing costs of labor and materials, significant unscheduled maintenance at one of our PCB facilities during the first quarter of 2011, inefficiencies in connection with restarting production after scheduled shutdowns around the time of the Chinese New Year holiday in February 2011, as well as inefficiencies associated with power rationing in China. The increase in labor costs was due to minimum wage increases and newly implemented employment-based social taxes in China, as well as a labor shortage in some parts of China which contributed to higher than usual attrition, resulting in increased overtime costs and the payment of retention bonuses. The increase in materials costs was due to increased costs for commodities, including copper and gold, as well as a sustained high demand for electronic components in our industry, which allowed our materials suppliers to command higher prices for their products. Beginning in May 2011, the Chinese government began rationing electric power in certain areas of the country, which led to unscheduled production interruptions at some of our manufacturing facilities. We expect we will continue to experience significant pressures on materials costs and wages during the remainder of 2011, and we expect that power rationing in China may continue through the middle of the fourth quarter.

Cost of goods sold during the first nine months of 2010 reflected an inventory fair value adjustment of approximately $0.9 million related to the Merix Acquisition, which negatively impacted the ratio of cost of goods sold to net sales in that period.

Cost of goods sold in our Assembly segment relates primarily to component materials costs. As a result, trends in sales volume for the segment drive similar trends in cost of goods sold. Costs as a percentage of sales during the first nine months were negatively impacted by increased labor and material costs.

Selling, General and Administrative Costs.    Selling, general and administrative costs decreased $1.2 million, or 2.0%, to $58.7 million for the nine months ended September 30, 2011, compared to the same period in the prior year. The net decline in selling, general and administrative costs was primarily a result of a $5.1 million decline in costs relating to acquisitions and equity registrations and reduced incentive compensation expense, partially offset by (i) a $3.7 million increase in non-cash stock compensation expense related to awards granted under our 2010 Equity Incentive Plan, (ii) costs associated with annual management meetings, which had been suspended in 2010, and (iii) the impact of nine full months of selling, general and administrative costs associated with the legacy Merix operations as compared with approximately seven and one-half months of costs incurred subsequent to the mid-February acquisition date during the same period in 2010.

Depreciation.    Depreciation expense for the nine months ended September 30, 2011, was $48.7 million, including $45.7 million related to our Printed Circuit Boards segment and $3.0 million related to our Assembly segment. Depreciation expense in our Printed Circuit Boards segment increased by approximately $7.5 million, or 19.6%, compared to the same period last year primarily as a result of increased investments in new equipment during the past twelve months and the effect of approximately 1.5 months of additional depreciation during the period on fixed assets acquired through the Merix Acquisition, as compared to the same period in 2010. Depreciation expense in our Assembly segment declined by approximately $0.2 million as compared to the same period last year.

Restructuring and Impairment.    During the nine months ended September 30, 2011, we reversed approximately $0.1 million of restructuring and impairment charges related to the integration of the Merix business as a result of higher than expected employee attrition, which reduced the number of planned involuntary terminations. For the nine months ended September 30, 2010, we recorded restructuring charges associated with the Merix Acquisition and related transactions which totaled approximately $8.7 million. These charges included approximately $3.3 million related to personnel and severance and approximately $5.4 million related to leases and other contractual commitments. We expect to incur restructuring charges of approximately $0.5 million during the fourth quarter of 2011 in connection with the relocation of our .Juarez, Mexico facility. In addition, we expect we will incur restructuring charges in 2012 in connection with the closure of our Huizhou, China facility, due to the expiration of the facility’s lease at the end of that year.

Operating Income.    Operating income of $47.8 million for the nine months ended September 30, 2011, represents an increase of $1.0 million compared to operating income of $46.8 million of the nine months ended September 30, 2010. The primary sources of operating income (loss) for the nine months ended September 30, 2011 and 2010, were as follows:

Source (dollars in millions, unaudited)	2011	2010
Printed Circuit Boards segment	$43.3	$51.4
Assembly segment	5.0	4.1
Other	(0.5)	(8.7)

Operating income	$47.8	$46.8

Operating income from our Printed Circuit Boards segment decreased by $8.1 million to $43.3 million for the nine months ended September 30, 2011, compared to $51.4 million for the same period in the prior year. The decrease was primarily the result of higher levels of cost of goods sold relative to sales and increased depreciation costs, partially offset by increased sales levels, reduced selling, general and administrative costs and reduced restructuring charges.

Operating income from our Assembly segment was $5.0 million for the nine months ended September 30, 2011, compared to $4.1 million for the same period of 2010. The increase is primarily the result of increased sales volume.

The $0.5 million operating loss in the “Other” segment for the nine months ended September 30, 2011 relates primarily to professional fees associated with acquisitions and equity registrations. The $8.7 million operating loss in the “Other” segment for the nine months ended September 30, 2010, relates to $4.0 million of restructuring charges and $4.7 million of merger related professional fees and other costs related to the Merix Acquisition.

Adjusted EBITDA.    Adjusted EBITDA for the first nine months of 2011 decreased by $1.7 million, or 1.6 percent, as compared to the same period in 2010, primarily as a result of a 3.3 percentage point increase in costs of goods sold relative to net sales partially offset by a 15.0% increase in net sales and lower selling, general and administrative costs. See “Summary Consolidated Financial Data” for a reconciliation of our net income to Adjusted EBITDA.

Interest Expense, Net.    Interest expense, net of interest income, was $21.7 million for the nine month period ended September 30, 2011, compared to $23.6 million, for the nine months ended September 30, 2010. Interest expense related to our 2015 Notes is approximately $21.0 million in each nine month period as the $220 million principal, the 12.0% interest rate and the amortization of the $8.2 million original issue discount remain unchanged since the 2015 Notes were issued in 2009. The $1.9 million decrease in interest expense for the nine months ended September 30, 2011, as compared to the same period in the prior year, was primarily a result of the conversion of our Class A Preferred to common stock in 2010. Interest expense related to the Class A Preferred was approximately $2.1 million for the nine months ended September 30, 2010.

Income Taxes.    Our income tax provision relates to (i) taxes provided on our pre-tax earnings based on the effective tax rates in the jurisdictions where the income is earned and (ii) other tax matters, including changes in tax-related contingencies such as uncertain tax positions. Taxes provided on pre-tax income relate primarily to our profitable operations in China and Hong Kong. Because of substantial net operating loss carryforwards related to the United States and other tax jurisdictions, we have not recognized income tax benefits in those jurisdictions for certain expenses, including our substantial interest expense. For the nine months ended September 30, 2011, our tax provision includes net expense of $11.4 million related to pre-tax earnings and a net benefit of $2.8 million related to other tax matters, including a reversal of $6.0 million of uncertain tax positions due to lapsing of the applicable statute of limitations. For the nine months ended September 30, 2010, our tax provision included net expense of $8.1 million related to our pre-tax earnings and net expense of $5.4 million related to other tax matters.

Year Ended December 31, 2010, Compared with Year Ended December 31, 2009

Net Sales.    Net sales for the year ended December 31, 2010, were $929.3 million, representing a $432.8 million, or 87.2%, increase from net sales for the year ended December 31, 2009. Assuming the Merix Acquisition had occurred on January 1, 2009, on a pro forma basis, net sales increased by approximately $226.1 million, or 30.3%, for the year ended December 31, 2010, as compared with the same period in 2009. This increase is due to increased demand across all of our end-user markets, as well as price increases implemented during the year in our Printed Circuit Boards segment.

Net sales by end-user market on a historical basis for the years ended December 31, 2010 and 2009, and on a pro forma basis for the year ended December 31, 2010 and 2009, as if the Merix Acquisition had been completed on January 1, 2009, were as follows:

	Historical		Pro Forma
End-User Market (dollars in millions)	2010	2009	2010	2009
			(unaudited)
Automotive	$332.8	$191.0	$341.0	$241.1
Industrial & Instrumentation	220.2	129.6	229.5	172.6
Telecommunications	218.4	128.8	230.1	203.4
Computer and Datacommunications	121.7	47.0	129.3	93.3
Military and Aerospace	36.2	—	41.3	34.7

Total Net Sales	$929.3	$496.4	$971.2	$745.1

Our net sales of products for end use in the automotive market increased by approximately $141.8 million, or 74.2%, during the year ended December 31, 2010, compared to the same period in 2009. Assuming the Merix Acquisition had occurred on January 1, 2009, on a pro forma basis, net sales of products for end use in this market increased by approximately $99.9 million, or 41.4%, for the year ended December 31, 2010, as compared to the same period in 2009, which was driven by increased demand, especially in European markets, as well as price increases implemented during the third quarter of 2010.

Net sales of products ultimately used in the industrial & instrumentation market, increased by approximately $90.6 million, or 69.9%, in 2010, compared with the same period in 2009. Assuming the Merix Acquisition had occurred on January 1, 2009, on a pro forma basis, net sales of products for end use in this market increased by approximately $56.9 million, or 33.0%, for the year ended December 31, 2010, as compared with the same period in 2009. The increase in net sales was driven primarily by increased global demand, including programs related to wind power and elevator controls, as well as new customer and program wins, partially offset by a $13.1 million decline in sales resulting from the May 2009 closure of our metal fabrication facility in Milwaukee, Wisconsin, and its satellite final-assembly and distribution facility in Newberry, South Carolina (together, the “Milwaukee Facility”).

Net sales of products ultimately used in the telecommunications market increased by approximately $89.6 million, or 69.6%, for the year ended December 31, 2010, as compared with the year ended December 31, 2009. Assuming the Merix Acquisition had occurred on January 1, 2009, on a pro forma basis, net sales of products for use in this end market increased by approximately $26.7 million, or 13.1%, for the year ended December 31, 2010, as compared with the same period in 2009. Increased global demand in this market, as well as new customer and program wins, was partially offset by a $1.0 million decline in sales resulting from the closure of our Milwaukee Facility in May 2009, and certain customer programs at other facilities going end-of-life.

Net sales of our products for use in the computer and datacommunications markets increased by approximately $74.7 million, or 158.9%, in 2010, as compared with the same period in 2009. Assuming the Merix Acquisition had occurred on January 1, 2009, on a pro forma basis, net sales of products for use in this end market increased by approximately $36.0 million, or 38.6%, for the year ended December 31, 2010, as compared with the same period in 2009, driven by increased global demand from our computer and datacommunication customers.

With the Merix Acquisition, in 2010 the Company began supplying customers in the military and aerospace end-user market. Sales to this end-user market were $36.2 million for the year ended December 31, 2010. Assuming the Merix Acquisition had occurred on January 1, 2009, on a pro forma basis, net sales of products for use in the military and aerospace end-user market increased by approximately $6.6 million, or 19.0%, for the year ended December 31, 2010, as compared with the same period in 2009, as a result of increased demand from existing customers and new customer wins.

Net sales by segment on a historical basis for the year ended December 31, 2010 and 2009, and on a pro forma basis for the year ended December 31, 2010 and 2009, as if the Merix Acquisition had been completed on January 1, 2009, were as follows:

	Historical		Pro Forma
Segment (dollars in millions)	2010	2009	2010	2009
			(unaudited)
Printed Circuit Boards	$763.9	$350.3	$805.8	$599.0
Assembly	177.3	141.7	177.3	141.7
Other	—	14.1	—	14.1
Eliminations	(11.9)	(9.7)	(11.9)	(9.7)

Total Net Sales	$929.3	$496.4	$971.2	$745.1

Printed Circuit Boards segment net sales, including intersegment sales, for the year ended December 31, 2010, increased by $413.6 million, or 118.1%, to $763.9 million. Assuming the Merix Acquisition had occurred on January 1, 2009, on a pro forma basis, Printed Circuit Boards net sales, including intersegment sales, for the year ended December 31, 2010, increased by $206.8 million, or 34.5%. The increase is a result of a greater than 28.0% increase in volume that affected all end-user markets, as well as price increases introduced during the third quarter of 2010.

Assembly segment net sales increased by $35.6 million, or 25.1%, to $177.3 million for the year ended December 31, 2010, compared with the same period in 2009. The increase was primarily the result of increased demand, new customer and program wins in our telecommunications end-user market and improved demand in wind power and elevator controls related programs in our industrial & instrumentation end-user market.

Other sales for the year ended December 31, 2009, relate to the Milwaukee Facility, which for segment reporting purposes, are included in “Other” as a result of its closure in May 2009.

Cost of Goods Sold.    Cost of goods sold, exclusive of items shown separately in the consolidated statement of operations for the year ended December 31, 2010, was $718.7 million, or 77.3% of consolidated net sales. This represents a 2.9 percentage point improvement from the 80.2% of consolidated net sales achieved during 2009.

The costs of materials, labor and overhead in our Printed Circuit Boards segment can be affected by trends in global commodities prices and currency exchange rates, as well as other cost trends that can influence wage rates, electricity and diesel fuel costs. Economies of scale can help to offset any adverse trends in these costs. With the successful implementation of our restructuring plans during 2009, our overhead costs and operating expenses were better aligned with sales demand.

Cost of goods sold in our Printed Circuit Boards segment for 2010, as compared to 2009, was positively impacted by (i) higher sales volumes, (ii) the positive effects of the restructuring activities completed during 2009 and (iii) the receipt of a $2.3 million business interruption insurance settlement stemming from a 2007 fire that damaged a portion of our Guangzhou, China facility. Partially offsetting these factors, cost of goods sold was negatively impacted by (i) increased costs of materials and labor, (ii) increased warranty costs associated with an isolated quality issue and (iii) a $0.9 million inventory adjustment to write-up the fair value of inventory acquired from Merix to equal its selling price less an estimated profit from the selling effort.

Cost of goods sold in our Assembly segment relates primarily to component materials costs. As a result, trends in sales volume for the segment drive similar trends in cost of goods sold. Cost of goods sold as a percent of sales during the year ended December 31, 2010, were positively impacted by higher selling levels and product mix.

Selling, General and Administrative Costs.    Selling, general and administrative costs increased $32.4 million, or 71.9%, to $77.5 million for the year ended December 31, 2010, compared to the same period in the prior year. The increase relates primarily to $4.7 million of acquisition related costs, costs associated with new manufacturing, sales and administrative sites acquired with the Merix Acquisition and additional incentive compensation expense, including an incremental $1.9 million of non-cash stock compensation. As a percent of sales, selling, general and administrative costs were 8.3% for the year ended December 31, 2010, as compared with 9.1% for the year ended December 31, 2009. This improvement is primarily a result of the positive effect of the restructuring activities undertaken in 2009 and the realization of cost synergies from the Merix Acquisition, partially offset by the transaction costs associated with the Merix Acquisition.

Depreciation.    Depreciation expense for the year ended December 31, 2010, was $56.4 million, including $52.0 million related to our Printed Circuit Boards segment and $4.4 million related to our Assembly segment. Depreciation expense in our Printed Circuit Boards segment increased by $6.4 million compared with the same period in 2009 primarily as a result of depreciation on fixed assets acquired through the Merix Acquisition, partially offset by lower depreciation at legacy Viasystems facilities due to reduced investments in new equipment during 2009. Depreciation expense in our Assembly segment was substantially unchanged compared to the same period in 2009.

Restructuring and Impairment.    In connection with the integration of the Merix business, we identified potential annualized cost synergies of approximately $20.0 million; and during the year ended December 31, 2010, we initiated certain actions to realize these cost synergies. These actions included staff reductions and the consolidation of certain administrative offices. For the year ended December 31, 2010, we recorded net restructuring charges of approximately $8.5 million, of which approximately $4.6 million was incurred in the Printed Circuit Boards segment related to achieving cost synergies with the integration of the Merix business, and approximately $3.9 million was incurred in the “Other” segment primarily related to the cancellation of a monitoring and oversight agreement in connection with the Recapitalization Agreement. The charges incurred in the Printed Circuit Boards segment include $3.5 million related to personnel and severance and $1.1 million related to lease termination and other costs. The charges incurred in the “Other” segment include $4.4 million related to contractual commitments and a reversal of $0.5 million related to personnel and severance costs. We do not expect to incur significant additional restructuring charges related to achieving synergies from the Merix Acquisition.

The primary components of restructuring and impairment expense for the years ended December 31, 2010 and 2009, are as follows:

Restructuring Activity (dollars in millions)	2010	2009
Personnel and severance	$3.0	$0.6
Lease and other contractual commitment expenses	5.5	5.1
Asset impairments	—	0.9

Total expense, net	$8.5	$6.6

Operating Income.    Operating income of $66.5 million for the year ended December 31, 2010, represents an increase of $71.2 million compared with an operating loss of $4.7 million during the year ended December 31, 2009. The primary sources of operating income (loss) for the years ended December 31, 2010 and 2009, are as follows:

Source (dollars in millions)	2010	2009
Printed Circuit Boards segment	$68.9	$3.3
Assembly segment	6.2	4.1
Other	(8.6)	(12.1)

Operating income (loss)	$66.5	$(4.7)

Operating income from our Printed Circuit Boards segment increased by $65.6 million to $68.9 million for the year ended December 31, 2010, compared with operating income of $3.3 million for the prior year. The increase is primarily the result of increased sales volume and the positive effect of the restructuring activities undertaken in 2009, partially offset by increased selling, general and administrative expense and restructuring charges of $4.6 million related to the Merix Acquisition.

Operating income from our Assembly segment was $6.2 million for the year ended December 31, 2010, compared with operating income of $4.1 million for the same period in 2009. The increase is primarily the result of changes in product mix.

Operating loss in the “Other” segment for the year ended December 31, 2010, relates to $3.9 million of net restructuring charges and $4.7 million of transaction costs related to the Merix Acquisition. The “Other” operating loss for the year ended December 31, 2009, relates to our Milwaukee Facility which ceased operations in May 2009, as well as $4.0 million of transaction costs related to the Merix Acquisition.

Adjusted EBITDA.    Adjusted EBITDA increased by $83.4 million, or 143.3%, primarily as a result of an 87.2% increase in net sales and a 2.9 percentage point improvement in cost of goods sold relative to consolidated net sales, partially offset by increased selling, general and administrative expense. See “Summary Consolidated Financial Data” for a reconciliation of our net income (loss) to Adjusted EBITDA.

Interest Expense, net.    Interest expense, net of interest income, was $30.9 million and $34.4 million for the years ended December 31, 2010 and 2009, respectively. Interest expense related to the 2015 Notes is approximately $28.0 million in the year ended December 31, 2010, based on the $220 million principal, the 12.0% interest rate and the amortization of the $8.2 million original issue discount. The $3.5 million decrease in interest expense for the year ended December 31, 2010, as compared with the prior year, is primarily a result of reduced interest expense associated with the Class A Preferred, which was exchanged for common stock during the first quarter of 2010, partially offset by $7.0 million of incremental interest cost associated with the 2015 Notes as compared with the now retired 2011 Notes and interest associated with indebtedness acquired as part of the Merix Acquisition.

Income Taxes.    Income tax expense of $16.1 million for the year ended December 31, 2010, compares with income tax expense of $7.8 million for the year ended December 31, 2009. Our income tax provision relates primarily to income tax expense recognized in China and Hong Kong. Because of the substantial net operating loss carryforwards previously existing in our U.S. and other tax jurisdictions, we have not recognized certain income tax benefits in those jurisdictions.

Year Ended December 31, 2009, Compared with Year Ended December 31, 2008

Net Sales.    Net sales for the year ended December 31, 2009, were $496.4 million, representing a $216.4 million, or 30.4%, decrease from net sales for the year ended December 31, 2008.

Net sales by end-user market for the years ended December 31, 2009 and 2008, were as follows:

End-User Market (dollars in millions)	2009	2008
Automotive	$191.0	$266.6
Industrial & Instrumentation	129.6	189.7
Telecommunications	128.8	184.2
Computer and Datacommunications	47.0	72.3

Total net sales	$496.4	$712.8

Our net sales of products for end use in the automotive market decreased by approximately 28.3% during the year ended December 31, 2009, compared to the year ended December 31, 2008, due to reduced global demand from our automotive customers. Extended factory closures and the financial instability of the largest U.S. automotive manufacturers slowed demand throughout the automotive products supply chain.

Net sales of products ultimately used in the industrial & instrumentation market decreased by approximately 31.7% during the year ended December 31, 2009, as compared with 2008, due to (i) generally weaker demand from customers, (ii) the loss of revenue from a fabricated metal products program that our customer began to source internally and (iii) the closure of our Milwaukee Facility.

Net sales of products ultimately used in the telecommunications market declined by approximately 30.2% from the year ended December 31, 2008, to the year ended December 31, 2009. Spending stimulus projects sponsored by the Chinese government drove increased demand for telecommunications products during 2009, but this increase was not sufficient to offset declining demand from our other telecommunications customers.

An approximate 34.9% decrease in net sales for the year ended December 31, 2009, compared with the year ended December 31, 2008, of our products for use in the computer and datacommunications markets is primarily the result of reduced global demand from our computer and data communication customers.

Net sales by business segment for the years ended December 31, 2009 and 2008, were as follows:

Segment (dollars in millions)	2009	2008
Printed Circuit Boards	$350.3	$489.8
Assembly(a)	141.7	196.6
Other(a)	14.1	46.0
Eliminations	(9.7)	(19.6)

Total net sales	$496.4	$712.8

(a)	With the closure of the Milwaukee Facility in 2009, we reclassified the operating results of the Milwaukee Facility from Assembly to “Other.” Segment results for all periods presented have been reclassified for comparison purposes.

Printed Circuit Boards segment net sales, including intersegment sales, decreased by $139.5 million, or 28.5%, to $350.3 million for the year ended December 31, 2009. Four principal factors, including volume, selling price, product mix and currency changes, can affect PCB sales growth or decline from one period to the next. In 2009 compared to 2008, there was a decrease in sales volume that was driven by reduced demand across all end-users markets. Finished PCB volume, measured as total square feet of PCB surface area, decreased by approximately 27.5% in 2009 compared to 2008, and is the primary reason for the decline in segment net sales.

Like most electronic components, our Printed Circuit Boards segment product prices have historically declined in sequential periods as a result of competitive pressures and manufacturing cost efficiencies. However, in September and October of 2008 we implemented limited PCB product price increases to compensate for unusually high increases in the costs of our commodity materials, including petroleum, copper and other precious metals that occurred during the first nine months of 2008. As a result of the global economic recession, which resulted in declining commodity costs and pressure from our customers to reduce prices, during 2009 we reversed the price increases implemented in the fourth quarter of 2008. As a result, changes in selling price did not significantly impact 2009 sales as compared with 2008.

Printed Circuit Boards segment sales mix is affected by several factors, including layer count, hole density, line and space density, materials content, order size and other factors. For example, incremental layer content generally results in a higher selling price for an equivalent finished product outer surface square footage. In 2009, the volume mixture of different layer count PCB products was consistent with 2008. As a result, changes in product mix did not significantly impact 2009 revenue as compared with 2008.

The effects of changing currency rates added less than a half-percent to sales in 2009 compared with 2008, as approximately 13.7% of our Printed Circuit Boards segment sales are denominated in currencies other than the U.S. dollar.

Assembly segment net sales decreased by $54.9 million, or 27.9%, to $141.7 million for the year ended December 31, 2009. The decrease is the result of reduced demand across all end-user markets.

Other sales relate to the Milwaukee Facility, which for segment reporting purposes, are included in “Other” as a result of its closure in May 2009.

Cost of Goods Sold.    Cost of goods sold, exclusive of items shown separately in the consolidated statement of operations for the year ended December 31, 2009, was $398.1 million, or 80.2% of consolidated net sales. This represents a 0.5 percentage point increase from the 79.7% of consolidated net sales achieved during 2008. The increase is a result of higher labor and overhead costs relative to sales volume.

In response to global economic conditions, in November 2008, we announced a plan to close our Milwaukee Facility and to reduce our direct and indirect labor costs globally. These activities were designed to better align our labor and overhead costs with current market demands and were substantially completed during the last quarter of 2008 and first half of 2009. As a result of planned reductions and attrition, our direct labor headcount, including temporary workers, declined to an average of approximately 8,500 during the year ended December 31, 2009, compared to an average of approximately 11,400 during the prior year. Our average indirect labor headcount declined approximately 28.0% during the year ended December 31, 2009, compared with 2008. Various factors, including our willingness to work with the local labor bureau in China, led to our decision to stagger the execution of headcount reductions, which negatively impacted direct and indirect labor costs during the year.

The quantities of materials and supplies used for production are responsible for the most significant costs in our Printed Circuit Boards segment, and represent approximately 60.0% of that segment’s cost of sales. The costs of materials, labor and overhead in our Printed Circuit Boards segment can be impacted by trends in global commodities prices and currency exchange rates, as well as other cost trends that can impact minimum wage rates, and electricity and diesel fuel costs in China. Economies of scale can help to offset any adverse trends in these costs. Cost of goods sold for the year ended December 31, 2009, as compared to the prior year, was negatively impacted by higher labor and overhead costs relative to sales volume. Partially offsetting the effect of labor and overhead costs, our cost of materials was favorably impacted by positive trends in the global commodities markets as well as favorable pricing from our materials suppliers.

Cost of goods sold in our Assembly segment relates primarily to component materials costs. As a result, trends in net sales for the segment drive similar trends in cost of goods sold. Cost of goods sold relative to net sales was consistent in 2009 as compared with 2008.

Selling, General and Administrative Costs.    Selling, general and administrative costs were $45.1 million, or 9.1% of net sales for the year ended December 31, 2009, and decreased by $7.4 million compared with the year ended December 31, 2008. This decline was the result of global headcount reductions in our sales and administrative organization during the fourth quarter of 2008, the closure of our Milwaukee Facility, lower compensation expense and the successful implementation of other cost savings initiatives, including temporary wage freezes and travel restrictions. Professional fees and other costs of $4.0 million were incurred during the year in connection with the Merix Acquisition. Approximately one-half of our total selling, general and administrative costs are incurred to support our global operations and are not specific to any segment. These common costs are allocated to our Printed Circuit Boards segment and Assembly segment based on a number of factors, including sales, however; costs associated with effecting the Merix Acquisition are reported as “Other” for segment reporting.

Depreciation.    Depreciation expense for the year ended December 31, 2009, was approximately $50.2 million, including approximately $45.6 million related to our Printed Circuit Boards segment, and approximately $4.6 million related to our Assembly segment. Depreciation expense in our Printed Circuit Boards segment and Assembly segment decreased by approximately $0.7 million and $0.4 million, respectively, compared to the year ended December 31, 2008, as a result of reduced capital spending in 2009. Depreciation expense related to our Milwaukee Facility, which closed during 2009, was approximately $2.0 million for the year ended December 31, 2008, and is included in “Other” for segment reporting.

Restructuring and Impairment.    In light of the global economic downturn which began towards the end of 2008, and as part of our ongoing efforts to align capacity, overhead costs and operating expenses with market demand, we initiated restructuring activities (the “2008 Restructuring”) during the fourth quarter of 2008 which were completed during 2009. These activities included the shutdown of the Milwaukee Facility, as well as workforce reductions across our global operations.

Previously, we initiated restructuring activities during 2001 (the “2001 Restructuring”) to adjust our cost position relative to anticipated levels of business. These restructuring activities were a result of the economic downturn that began in 2000 and continued into early 2003 related to many of our key telecommunication and networking customers, and the shift of production demand from high cost countries to low cost countries. These actions resulted in plant shutdowns and downsizings as well as asset impairments, which continued through 2005.

For the year ended December 31, 2009, we recorded gross restructuring and impairment charges of approximately $9.7 million, of which $7.5 million and $0.6 million were related to the 2008

Restructuring and the 2001 Restructuring, respectively, and $1.6 million was related to the write-off of obsolete equipment in our Printed Circuit Boards segment. In addition, we reversed restructuring accruals of $3.1 million, of which $2.5 million and $0.6 million were related to the 2008 Restructuring and the 2001 Restructuring, respectively.

The gross charges related to the 2008 Restructuring were substantially related to the closure of the Milwaukee Facility. Restructuring accrual reversals related to the 2008 Restructuring included (i) $1.7 million in the Printed Circuit Boards segment as a result of higher than anticipated employee attrition, which reduced the amount of severance costs related to involuntary headcount reductions anticipated in our 2008 Restructuring plan, (ii) $0.7 million of gains realized from the disposal of assets in connection with the shutdown of the Milwaukee Facility, and (iii) $0.1 million related to the early termination of a long-term lease obligation related to the Milwaukee Facility. With respect to the 2001 Restructuring, during the year ended December 31, 2009, we recorded $0.6 million of non-cash restructuring charges which was offset by a $0.6 million gain recorded upon the early termination of a long-term lease obligation.

For the year ended December 31, 2009, we recorded restructuring charges of $0.1 million and $6.6 million in the Assembly and “Other” segments, respectively; and recorded a net reversal of restructuring expense of $0.1 million in the Printed Circuit Boards segment. Of these charges, $1.6 million were non-cash asset impairment charges in the Printed Circuit Boards segment.

The primary components of restructuring and impairment expense for the years ended December 31, 2009 and 2008, are as follows:

Restructuring Activity (dollars in millions)	2009	2008
Personnel and severance	$0.6	$9.5
Lease and other contractual commitment expenses	5.1	—
Asset impairments	0.9	5.6

Total expense, net	$6.6	$15.1

Operating Income.    The operating loss of $4.7 million for the year ended December 31, 2009, represents a decrease of $27.1 million compared with operating income of $22.4 million during the year ended December 31, 2008. The primary sources of operating (loss) income for the years ended December 31, 2009 and 2008, are as follows:

Source (dollars in millions)	2009	2008
Printed Circuit Boards segment	$3.3	$23.8
Assembly segment(a)	4.1	8.8
Other(a)	(12.1)	(10.2)

Operating (loss) income	$(4.7)	$22.4

(a)	With the closure of the Milwaukee Facility in 2009, we reclassified the operating results of the Milwaukee Facility from Assembly to “Other.” Segment results for all periods presented have been reclassified for comparison purposes.

Operating income of our Printed Circuit Boards segment decreased by $20.5 million to $3.3 million for the year ended December 31, 2009, compared with $23.8 million for the year ended December 31, 2008. The decrease is primarily the result of a 28.5% decline in revenues, partially offset by reduced restructuring costs and selling, general and administrative expense.

Operating income of our Assembly segment decreased by $4.7 million to $4.1 million for the year ended December 31, 2009, compared with operating income of $8.8 million in 2008. The decrease is primarily the result of declining sales volumes, partially offset by reduced selling, general and administrative expense.

The operating loss of $12.1 million in “Other” for the year ended December 31, 2009, relates to our closed Printed Circuit Board and Assembly operations; and also includes approximately $4.0 million of professional fees and other costs associated with the Merix Acquisition and related transactions.

Adjusted EBITDA.    Adjusted EBITDA decreased by $34.4 million, or 37.1%, primarily as a result of an approximate 30.4% decrease in net sales and a 0.5 percentage point increase in cost of goods sold relative to consolidated net sales, partially offset by reductions in selling, general and administrative expense. See “Summary Consolidated Financial Data” for a reconciliation of our net loss to Adjusted EBITDA.

Interest Expense, net.    Interest expense, net of interest income, for the year ended December 31, 2009, was $34.4 million, compared with $31.6 million for the year ended December 31, 2008.

Interest expense related to the Class A Junior preferred stock was approximately $10.7 million and $9.8 million for the years ended December 31, 2009 and 2008, respectively. Interest expense related to the 2011 Notes declined by $1.0 million to approximately $20.0 million for the year ended December 31, 2009, as compared to $21.0 million in 2008 as a result of the redemption of $94.1 million par value of the 2011 Notes in November 2009. Interest expense related to the 2015 Notes which we issued in November 2009 was approximately $2.9 million. For the year ended December 31, 2009, interest expense under our 2006 credit agreement, which we extinguished in September 2009, declined by $0.7 million to $0.6 million as compared to 2008 due to lower average borrowings. Interest expense on capital leases declined by approximately $0.2 million to approximately $0.4 million during the year ended December 31, 2009, as compared with the prior year.

Interest income decreased $0.9 million to $0.5 million for the year ended December 31, 2009, as compared with the year ended December 31, 2008, as interest rates earned on cash deposits declined year over year.

Income Taxes.    Income tax expense of $7.8 million for the year ended December 31, 2009, compares with an income tax expense of $4.9 million for the year ended December 31, 2008.

Our income tax provision in both 2009 and 2008 relates primarily to expense from our profitable operations in Asia. Because of the substantial net operating loss carry forwards existing in our U.S. and other tax jurisdictions, we have not fully recognized income tax benefits related to our substantial interest expense, among other expenses.

Liquidity and Capital Resources

Liquidity

We had cash and cash equivalents at September 30, 2011 and December 31, 2010, 2009 and 2008, of $68.5 million, $103.6 million, $109.0 million and $83.1 million, respectively. As of September 30, 2011, approximately $36.7 million of our $68.5 million cash balance was held in foreign subsidiaries. As of September 30, 2011, $10.0 million was outstanding under our various credit facilities. We had issued letters of credit totaling $0.4 million and approximately $89.6 million of the credit facilities were unused and available.

We believe that cash flow from operations and available cash on hand will be sufficient to fund our recurring capital expenditure requirements and other currently anticipated cash needs for the next twelve months. Our ability to meet our cash needs through cash generated by our operating activities will depend on the demand for our products, as well as general economic, financial, competitive and other factors, many of which are beyond our control. We cannot be assured however, that our business will generate sufficient cash flow from operations, that currently anticipated cost savings and operating improvements will be realized on schedule or at all, that future borrowings will be available to us under our credit facilities or that we will be able to raise third party financing in an amount sufficient to enable us to pay our indebtedness or to fund our other liquidity needs. We may need to refinance all or a portion of our indebtedness.

Our principal liquidity requirements over the next twelve months will be for (i) $13.2 million semi-annual interest payments required in connection with the 2015 Notes, payable in January and July each year, (ii) capital expenditure needs of our continuing operations, (iii) working capital needs, (iv) scheduled capital lease payments for equipment leased by our Printed Circuit Boards segment and (v) debt service requirements in connection with our credit facilities. In addition, the potential for acquisitions of other businesses in the future and/or the redemption of some portion of our 2015 Notes may require additional debt or equity financing.

Cash Flow

Net cash provided by operating activities for the nine months ended September 30, 2011 and the year ended December 31, 2010, was $40.0 million and $74.9 million, respectively, which compares with $33.3 million for the nine months ended September 30, 2010 and $47.6 million and $53.7 million for the years ended December 31, 2009, and 2008, respectively. The increase in net cash from operating activities for the nine months ended September 30, 2011, as compared with the same period in the prior year, is primarily due to improved net income, partially offset by investments in working capital. The increased level of net cash from operating activities in 2010 as compared with 2009 is primarily due to an improvement in net income, partially offset by investments in working capital in order to support higher sales levels, cash payments to achieve synergies in connection with the Merix Acquisition, and cash payments for the termination of a monitoring and oversight agreement. The reduced level of net cash from operating activities in 2009 as compared with 2008 is primarily due to reduced income from operations and cash payments of approximately $14.1 million for severance and other restructuring costs, partially offset by positive changes in working capital.

Net cash used in investing activities for the nine months ended September 30, 2011 and the year ended December 31, 2010, was $74.6 million and $68.8 million, respectively, which compares with $48.8 million for the nine months ended September 30, 2010 and $17.6 million and $48.3 million for the years ended December 31, 2009 and 2008, respectively. The increase is net cash used in investing activities for the nine months ended September 30, 2011, as compared with the nine months ended September 30, 2010, is primarily due to $38.3 million of increased capital expenditures, partially offset by the nonrecurrence of (i) $21.6 million cash consideration paid, net of cash acquired, in the Merix Acquisition, and (ii) cash proceeds of $9.7 million from the sale of a vacant manufacturing facility in Hong Kong that was acquired in the Merix Acquisition. The increase in the level of net cash used in investing activities in 2010 as compared with 2009 relates primarily to cash consideration of $35.3 million paid in the Merix Acquisition and increased capital expenditures, partially offset by cash acquired in the Merix Acquisition of $13.7 million and cash proceeds of $9.7 million from the sale of a vacant manufacturing facility in Hong Kong that was acquired in the Merix Acquisition. The decrease in the level of net cash used in investing activities in 2009 as compared with 2008 was due to significantly lower capital expenditures and proceeds from the sale of equipment related to the closure of our Milwaukee Facility.

Our Printed Circuit Boards segment is a capital-intensive business that requires annual spending to keep pace with customer demands for new technologies, cost reductions and product quality standards. The spending required to meet our customer’s requirements is incremental to recurring repair and replacement capital expenditures required to maintain our existing production capacities and capabilities. Due to growing market demand and the need to transfer production capacity from our Huizhou, China facility to our other PCB facilities in China, in September 2010, we announced a $100 million multi-year capacity expansion plan for our PCB products, and we expect to complete these capital expansion projects over the next 15 months. Investing cash flows include capital expenditures by our Printed Circuit Boards segment of $70.0 million, $54.4 million, $17.5 million and $42.9 million for the nine months ended September 30, 2011 and the years ended December 31, 2010, 2009 and 2008, respectively. Growing market demand in our Printed Circuit Boards segment, the need to replace capacity which will be lost upon the closure of our Huizhou, China facility due to the expiration of our lease at the end of 2012, and advances in technological requirements to meet customer needs were the primary drivers of the growth of our investments in property and equipment in that segment. Capital expenditures related to our Assembly segment for the nine months ended September 30, 2011 and the years ended December 31, 2010, 2009 and 2008 were $4.6 million, $1.6 million, $2.2 million and $2.8 million, respectively. While we are prepared to make appropriate investments in facilities to meet growing demand, given the uncertainty about global economic conditions, we have and will continue to focus on managing capital expenditures to respond to changes in demand or other economic conditions.

Net cash used in financing activities was $0.4 million for the nine months ended September 30, 2011, which related to repayments of capital lease obligations and distributions to the noncontrolling interest holder. Net cash used in financing activities was $11.6 million for the year ended December 31, 2010, which related to $5.2 million of net repayments of credit facilities, $2.3 million of financing fees on our Senior Secured 2010 Credit Facility, a $0.8 million distribution to our noncontrolling interest holder, the repurchase of $0.5 million of our 2013 Notes (as defined below) and $2.6 million of repayments of capital lease obligations. The repayment of the 2011 Notes in January 2010 was funded by restricted cash held in escrow since the issuance of the 2015 Notes in late 2009. Net cash used in financing activities was $4.1 million for the year ended December 31, 2009, which related to the issuance of the 2015 Notes, including an original issue discount of approximately $8.2 million, the redemption of $94.1 million of par value of our 2011 Notes, including a tender premium and other related costs of $0.9 million, the repayment of $15.5 million term loan balance under our 2006 credit agreement, $10.0 million of borrowings on our $30.2 million Guangzhou 2009 Credit Facility, and a $2.1 million payment related to a capital lease obligation. During the period we also incurred financing costs of approximately $7.4 million, which primarily related to the issuance of the 2015 Notes and the Guangzhou 2009 Credit Facility. Net cash provided by financing activities of $13.6 million for the year ended December 31, 2008, related to net borrowings under the term loan facility of the 2006 credit agreement of $15.5 million, offset by the payment of capital lease obligations of $1.9 million.

Financing Arrangements

At the beginning of 2010, we successfully recapitalized our company by exchanging our Class A Preferred, which was classified as debt, and Class B Preferred, which was classified as temporary equity, into common stock, which eliminated approximately $120.2 million of debt associated with the Class A Preferred and resulted in an increase of paid-in-capital of $354.1 million. Also, as more fully described below, we redeemed the remaining $105.9 million of the 2011 Notes, entered into a new $75.0 million senior secured credit facility, entered into a new $30.2 million China based revolving credit facility while allowing a similar facility to expire, and assumed certain indebtedness as part of the Merix Acquisition. The indebtedness acquired in the Merix Acquisition included $1.4 million of senior subordinated convertible notes, $5.2 million of credit facility debt and $0.4 million of capital lease obligations.

During 2011, as more fully described below, we filed a shelf registration statement which will allow us to raise additional capital in the future, and took certain actions to renew and/or expand our borrowing capacity under existing credit facilities.

Shelf Registration Statement.    We filed a shelf registration statement with the Securities and Exchange Commission that became effective on April 7, 2011, and will allow us to sell up to $150 million of equity or other securities described in the registration statement in one or more offerings, including pursuant to this offering. The shelf registration statement gives us greater flexibility to raise funds from the sale of our securities, subject to market conditions and our capital needs. In addition, the shelf registration statement includes shares of our common stock currently owned by VG Holdings, such that VG Holdings may offer and sell, from time to time, up to 15,562,558 shares of our common stock. We will not receive any proceeds from the sale of common stock by VG Holdings, but we may incur expenses in connection with the sale of those shares.

Senior Secured Notes due 2015.    Our 2015 Notes were issued at an original issue discount (“OID”) of 96.269%. The OID was recorded on our balance sheet as a reduction of the liability for the 2015 Notes, and is being amortized to interest expense over the life of the notes. As of September 30, 2011, the unamortized OID was $5.3 million. The 2015 Notes bear interest at 12% per annum, payable semi-annually on January 15 and July 15 of each year. We may redeem the 2015 Notes after July 16, 2012, at a maximum redemption price of 106%.

Senior Secured 2010 Credit Facility.    In August 2011, we amended our Senior Secured 2010 Credit Facility effective June 30, 2011, which provides a secured revolving credit facility in an aggregate principal amount of up to $75.0 million with an initial maturity of four years. The amendment was primarily for the purpose of removing a limit on permitted capital expenditures, and increasing the amount of eligible collateral allowed for certain receivables. The annual interest rates applicable to loans under the Senior Secured 2010 Credit Facility are, at our option, either the Base Rate or Eurodollar Rate (each as defined in the Senior Secured 2010 Credit Facility) plus, in each case, an applicable margin. The applicable margin is tied to our Quarterly Average Excess Availability (as defined in the Senior Secured 2010 Credit Facility) and ranges from 0.75% to 1.25% for Base Rate loans and 2.25% to 2.75% for Eurodollar Rate loans. In addition, we are required to pay an Unused Line Fee and other fees as defined in the Senior Secured 2010 Credit Facility.

The Senior Secured 2010 Credit Facility is guaranteed by and secured by substantially all of the assets of our current and future domestic subsidiaries, subject to certain exceptions as set forth in the Senior Secured 2010 Credit Facility. The Senior Secured 2010 Credit Facility contains certain negative covenants restricting and limiting our ability to, among other things:

•	incur debt, incur contingent obligations and issue certain types of preferred stock;

•	create liens;

•	pay dividends, distributions or make other specified restricted payments;

•	make certain investments and acquisitions;

•	enter into certain transactions with affiliates; and

•	merge or consolidate with any other entity or sell, assign, transfer, lease, convey or otherwise dispose of assets.

Under the Senior Secured 2010 Credit Facility, if the Excess Availability (as defined in the Senior Secured 2010 Credit Facility) is less than $15 million, we must maintain, on a monthly basis, a minimum fixed charge coverage ratio of 1.1 to one.

We incurred $2.3 million, including $2.2 million incurred during the year ended December 31, 2010, of deferred financing fees related to the Senior Secured 2010 Credit Facility which have been capitalized and are being amortized over the life of the facility. As of September 30, 2011, the Senior Secured 2010 Credit Facility supported letters of credit totaling $0.4 million, and approximately $54.6 million was unused and available based on eligible collateral.

Zhongshan 2010 Credit Facility.    In March 2011, our Kalex Multi-layer Circuit Board (Zhongshan) Limited subsidiary renewed its revolving credit facility (the “Zhongshan 2010 Credit Facility”) with China Construction Bank, Zhongshan Branch, which included an increase in the credit facility to 250 million RMB (approximately $39.3 million U.S. dollars based on the exchange rate as of September 30, 2011). As of September 30, 2011, $10.0 million in U.S. dollar loans was outstanding under the Zhongshan 2010 Credit Facility at an interest rate of 5.38%, and approximately $29.3 million of the revolving credit facility was unused and available.

Huiyang 2009 Credit Facility.    In July 2011, the Company’s Merix Printed Circuits Technology Limited (Huiyang) subsidiary renewed its secured revolving credit facility (the “Huiyang 2009 Credit Facility”) with Industrial and Commercial Bank of China, Limited. The Huiyang 2009 Credit Facility provides for borrowings of up to 36 million RMB (approximately $5.7 million U.S. dollars based on the exchange rate as of September 30, 2011) denominated in RMB and foreign currencies, including the U.S. dollar. As of September 30, 2011, the Huiyang 2009 Credit Facility was undrawn, and $5.7 million of the facility was unused and available.

Senior Subordinated Convertible Notes due 2013.    In connection with the Merix Acquisition, we assumed $1.4 million of 4.0% convertible senior subordinated notes with a maturity date of May 15, 2013 (the “2013 Notes”). Interest is payable semiannually in arrears on May 15 and November 15 of each year. Pursuant to the terms of the indenture governing the 2013 Notes and the merger agreement governing the Merix Acquisition, the 2013 Notes are convertible at the option of the holder into shares of our common stock at a ratio of 7.367 shares per one thousand dollars of principal amount, subject to certain adjustments. This is equivalent to a conversion price of $135.74 per share. The 2013 Notes are general unsecured obligations and are subordinate in right of payment to all existing and future senior debt. On April 15, 2010, we redeemed $0.5 million aggregate principal amount of the 2013 Notes pursuant to a tender offer, leaving $0.9 million aggregate principal amount of the 2013 Notes outstanding.

Capital Leases.    We lease certain machinery and equipment in our Printed Circuit Boards segment under capital lease agreements, and as of September 30, 2011, approximately $0.8 million was outstanding under such capital leases. We did not enter into any new capital leases during the nine months ended September 30, 2011, and the years ending December 31, 2010, 2009 and 2008; however, in connection with the Merix Acquisition, in February 2010 we assumed $0.4 million of obligations under capital leases.

Guangzhou 2009 Credit Facility.    In June 2010, we repaid the outstanding $10.0 million U.S. dollar denominated loan under a 200 million Chinese RMB (approximately $30.2 million U.S. dollars based on the exchange rate at December 31, 2010) revolving credit facility with China Construction Bank, Guangzhou Economic and Technical Development District Branch, and elected not to pursue renewal of the credit facility upon its June 30, 2010, expiration date.

Senior Subordinated Notes due 2011.    In January 2010, we redeemed the remaining $105.9 million of our 10.5% Senior Subordinated Notes due 2011. In connection with the redemption, we incurred a $0.7 million loss on the early extinguishment of the debt. Restricted cash of $105.7 million, which was held in escrow as of December 31, 2009, was used to fund the redemption.

Off Balance Sheet Arrangements

We do not have any off balance sheet arrangements as defined under Securities and Exchange Commission rules.

Backlog

We estimate that our backlog of unfilled orders as of September 30, 2011, was approximately $263.8 million, which includes $221.8 million and $42.0 million from our Printed Circuit Boards and Assembly segments, respectively. This compares with our backlog of unfilled orders of $216.1 million at December 31, 2010, which included $169.4 million and $46.7 million from our Printed Circuit Boards and Assembly Segments, respectively. Because unfilled orders may be cancelled prior to delivery, the backlog outstanding at any point in time is not necessarily indicative of the level of business to be expected in the ensuing period.

Related Party Transactions

Noncontrolling Interest Holder

We lease manufacturing facilities in Huiyang and Huizhou, China and purchase consulting and other services from our noncontrolling interest holder. During the nine months ended September 30, 2011 and the twelve months ended December 31, 2010, we paid our noncontrolling interest holder approximately $0.7 and $1.1 million, respectively, related to rental and service fees. As of September 30, 2011, approximately $0.1 million was payable to our noncontrolling interest holder related to service fees. In addition, during the nine months ended September 30, 2011 and the twelve months ended December 31, 2010, we made distributions of $0.2 million and $0.8 million, respectively, to the noncontrolling interest holder.

The area surrounding the Huizhou, China manufacturing facility is being redeveloped for uses other than industrial use. Accordingly, we are being required to close the Huizhou facility upon the expiration of our lease, and we expect to close the Huizhou facility on or before December 31, 2012. This closure could affect our relationship with the noncontrolling interest holder.

Monitoring and Oversight Agreement

Effective as of January 31, 2003, we entered into a monitoring and oversight agreement with Hicks, Muse & Co. Partners L.P. (“HM Co.”), an affiliate of HMTF. On February 11, 2010, under the terms and conditions of the Recapitalization Agreement, the monitoring and oversight agreement was terminated in consideration for the payment of a cash termination fee of approximately $4.4 million. The consolidated statements of operations include expense related to the monitoring and oversight agreement of approximately $4.4 million, $1.2 million and $1.5 million for the years ended December 31, 2010, 2009 and 2008, respectively. We made cash payments of approximately $5.6 million, $1.5 million and $1.5 million to HM Co. related to these expenses during the years ended December 31, 2010, 2009 and 2008, respectively.

Critical Accounting Policies and Estimates

The preparation of financial statements in conformity with U.S. GAAP requires that management make certain estimates and assumptions that affect amounts reported in the financial statements and accompanying notes. Actual results may differ from those estimates and assumptions and the differences may be material. Significant accounting policies, estimates and judgments that management believes are the most critical to aid in fully understanding and evaluating the reported financial results are discussed below.

Revenue Recognition

We recognize revenue when all of the following criteria are satisfied: persuasive evidence of an arrangement exists; risk of loss and title transfer to the customer; the price is fixed and determinable; and collectability is reasonably assured. Sales and related costs of goods sold are included in income when goods are shipped to the customer in accordance with the delivery terms and the above criteria are satisfied. All services are performed prior to invoicing customers for any products manufactured by us. We monitor and track product returns, which have historically been within our expectations and the provisions established. Reserves for product returns are recorded based on historical trend rates at the time of sale. Despite our efforts to improve our quality and service to customers, we cannot guarantee that we will continue to experience the same or better return rates than we have in the past. Any significant increase in returns could have a material negative impact on our operating results.

Accounts Receivable and Allowance for Doubtful Accounts

Accounts receivable balances represent customer trade receivables generated from our operations. We evaluate collectability of accounts receivable based on a specific case-by-case analysis of larger accounts and based on an overall analysis of historical experience, past due status of the entire accounts receivable balance and the current economic environment. Based on this evaluation, we make adjustments to the allowance for doubtful accounts for expected losses. We also perform credit evaluations and adjust credit limits based upon each customer’s payment history and creditworthiness. While credit losses have historically been within our expectations and the provisions established, actual bad debt write-offs may differ from our estimates, resulting in higher or lower charges in the future for our allowance for doubtful accounts.

Inventories

Inventories are stated at the lower of cost (valued using the first-in, first-out (FIFO) method) or market value. Cost includes raw materials, labor and manufacturing overhead.

We apply judgment in valuing our inventories by assessing the net realizable value of our inventories based on current expected selling prices, as well as factors such as obsolescence and excess stock. We provide valuation allowances as necessary. Should we not achieve our expectations of the net realizable value of our inventory, future losses may occur.

Long-Lived Assets, Excluding Goodwill

We review the carrying amounts of property, plant and equipment, definite-lived intangible assets and other long-lived assets for potential impairment if an event occurs or circumstances change that indicate the carrying amount may not be recoverable. In evaluating the recoverability of a long-lived asset, we compare the carrying value of the assets with corresponding estimated undiscounted future operating cash flows. In the event the carrying value of long-lived assets are not recoverable by future undiscounted operating cash flows, impairment may exist. In the event of impairment, an impairment charge would be measured as the amount by which the carrying value of the relevant long-lived assets exceeds their fair value. No adjustments were recorded to the balance of fixed assets during the nine months ended September 30, 2011, and the year ended December 31, 2010, as a result of an impairment. Note 8 to the consolidated financial statements included in our Annual Report on Form 10-K for the year ended December 31, 2010, discloses the impact of charges taken to recognize the impairment of fixed assets during 2009 and 2008 and the factors which led to these impairments.

Goodwill

We conduct an assessment of the carrying value of goodwill annually, as of the first day of our fourth fiscal quarter, or more frequently if circumstances arise which would indicate the fair value of a reporting unit is below its carrying amount. This test requires us to make certain assumptions and estimates in determining fair value of our reporting units. At September 30, 2011, our goodwill balance related entirely to our Printed Circuit Boards segment. We used multiple methods to estimate the fair value of our reporting units, including discounted cash flow analyses and an EBITDA-multiple approach, which derives an implied fair value of a business unit based on the market value of comparable companies expressed as a multiple of those companies’ earnings before interest, taxes, depreciation and amortization (EBITDA). Discounted cash flow analyses require us to make significant assumptions about discount rates, sales growth, profitability and other factors. The EBITDA-multiple approach requires us to judgmentally select comparable companies based on factors such as their nature, scope and size. While significant judgment is required, we believe that our assumptions and estimates are reasonable. However, should our assumptions change in the future, our fair value models could result in lower fair values, which could materially affect the value of goodwill and our operating results. No adjustments were recorded to the balance of goodwill as a result of these assessments.

Income Taxes

We record a valuation allowance to reduce our deferred tax assets to the amount that we believe will more likely than not be realized. We have considered future taxable income and ongoing prudent, feasible tax planning strategies in assessing the need for the valuation allowance, but in the event we were to determine that we would not be able to realize all or part of our net deferred tax assets in the future, an adjustment to the net deferred tax assets would be charged to income in the period such determination was made. Similarly, should we determine that we would be able to realize our deferred tax assets in the future in excess of the net deferred tax assets recorded, an adjustment to the net deferred tax asset would increase income in the period such determination was made.

Derivative Financial Instruments and Fair Value Measurements

We conduct our business in various regions of the world, and export and import products to and from several countries. As a result, a significant portion of our expenses and some of our sales are denominated in local currencies. From time to time, we enter into foreign exchange forward contracts to minimize the short-term impact of foreign currency fluctuations. However, there can be no assurance that these hedging activities will eliminate or reduce foreign currency risk. We do not engage in hedging transactions for speculative investment reasons.

The foreign exchange forward contracts are designated as cash flow hedges and are accounted for at fair value. We record deferred gains and losses related to cash flow hedges based on their fair value using a market approach and Level 2 inputs. The effective portion of the change in each cash flow hedge’s gain or loss is reported as a component of other comprehensive income, net of taxes. The ineffective portion of the change in the cash flow hedge’s gain or loss is recorded in earnings at each measurement date. Gains and losses on derivative contracts are reclassified from accumulated other comprehensive income (loss) to current period earnings in the line item in which the hedged item is recorded at the time the contracts are settled. Gains or losses from our hedging activities have not historically been material to our cash flows, financial position or results of operations. At September 30, 2011, we have foreign currency hedge instruments outstanding that hedge a notional amount of approximately 2.9 billion RMB at an average exchange rate of 6.376 with a weighted average remaining maturity of 8.0 months.

Accounting for Acquisitions

The acquisition method of accounting requires an acquirer to recognize the assets acquired and the liabilities assumed at the acquisition date measured at their estimated fair value as of that date. Extensive use of estimates and judgments are required to allocate the consideration paid in a business combination to the assets acquired and liabilities assumed. If necessary, these estimates can be revised during an allocation period when information becomes available to further define and quantify the value of assets acquired and liabilities assumed. The allocation period does not exceed a period of one year from the date of acquisition. To the extent additional information to refine the original allocation becomes available during the allocation period, the purchase price allocation would be adjusted accordingly. Should information become available after the allocation period, the effects would be reflected in operating results.

Recently Issued Accounting Pronouncements

In June 2011, the Financial Accounting Standards Board (“FASB”) issued a final standard which will require us to change the way we present other comprehensive income in its financial statements. We are required to adopt this new standard beginning in 2012, and while it will impact our disclosure, it will not affect our results of operations or financial condition.

In September 2011, the FASB issued a final standard which will permit us to perform an optional qualitative assessment to screen for potential impairment of goodwill in lieu of the currently required annual quantitative impairment test. Currently, we conduct a quantitative assessment of the carrying value of goodwill annually, as of the first day of its fourth fiscal quarter, or more frequently if circumstances arise which would indicate the fair value of a reporting unit with goodwill is below its carrying amount. The new standard will be effective for us in 2012; however, early adoption is permitted. The new standard will not change the way we account for goodwill and will not affect our results of operations or financial condition, but will provide another option for evaluating potential goodwill impairment.

Contractual Obligations

The following table provides a summary of future payments due under contractual obligations and commitments as of December 31, 2010:

Contractual Obligations (dollars in millions)	Less than 1 year	1-3 years	3-5 years	More than 5 years	Total
2015 Notes	$—	$—	$220.0	$—	$220.0
Interest on 2015 Notes	26.4	52.8	39.6	—	118.8
2013 Notes	—	0.9	—	—	0.9
Interest on 2013 Notes	—	0.1	—	—	0.1
Capital lease payments	0.4	0.2	0.2	0.6	1.4
Operating leases	4.2	3.4	2.1	6.1	15.8
Restructuring payments	0.8	0.4	0.2	1.0	2.4
Management fees	0.8	1.1	0.7	12.4	15.0
Deferred compensation	0.2	0.2	0.2	1.5	2.1
Purchase orders	58.7	—	—	—	58.7

Total(a)	$91.5	$59.1	$263.0	$21.6	$435.2

(a)	The liability for unrecognized tax benefits of $27.0 million included in other non-current liabilities at December 31, 2010, has been excluded from the above table as we cannot make a reasonably reliable estimate of the timing of future payments.

BUSINESS

Overview

We are a leading worldwide provider of complex multi-layer PCBs and E-M Solutions. PCBs serve as the “electronic backbone” of almost all electronic equipment, and our E-M Solutions products and services include integration of PCBs and other components into finished or semi-finished electronic equipment, for which we also provide custom and standard metal enclosures, metal cabinets, metal racks and sub-racks, backplanes, cable assemblies and busbars.

We operate our business in two segments: (i) Printed Circuit Boards, which include our PCB products, and (ii) Assembly, which includes our E-M Solutions products and services. For the twelve months ended September 30, 2011, our Printed Circuit Boards segment accounted for approximately 80% of our net sales, and our Assembly segment accounted for approximately 20% of our net sales.

The products we manufacture include, or can be found in, a wide variety of commercial products, including automotive engine controls, anti-lock braking systems, hybrid converters, automotive electronics for navigation, safety, entertainment, telecommunications switching equipment, data networking equipment, computer storage equipment, electronic defense and aerospace systems, wind and solar energy applications and several other complex industrial, medical and technical instruments. Our broad offering of E-M Solutions products and services includes component fabrication, component integration, and final system assembly and testing. These services can be bundled with our PCBs to provide an integrated solution to our customers. Our net sales for the twelve months ended September 30, 2011 were derived from the following end markets:

•	Automotive (38%);

•	Industrial & instrumentation (25%);

•	Telecommunications (19%);

•	Computer and datacommunications (14%); and

•	Military and aerospace (4%)

We are a supplier to approximately 800 original equipment manufacturers, or OEMs, and contract electronic manufacturers, or CEMs, in numerous end markets. Our OEM customers include industry leaders such as Alcatel-Lucent, S.A., Autoliv, Inc., Robert Bosch GmbH, Ciena Corporation, Cisco Systems, Inc., Continental AG, Ericsson AB, General Electric Company, Harris Corporation, Hitachi, Ltd., Huawei Technologies Co., Ltd., Motorola Solutions, Inc., NetApp, Inc., QLogic Corporation, Rockwell Automation, Inc., Rockwell Collins, Inc., TRW Automotive Holdings Corp. and Xyratex Ltd. In addition, we have good working relationships with industry-leading CEMs such as Benchmark Electronics, Inc., Celestica, Inc., Jabil Circuit, Inc. and Plexus Corp., and we supply PCBs and E-M Solutions products to these customers as well.

We have ten manufacturing facilities, including two in the United States and eight located outside the United States that allow us to take advantage of low cost, high quality manufacturing environments, while serving a broad base of customers around the globe. Our PCB products are produced in our two domestic facilities and four of our seven facilities in China. Our E-M Solutions products and services are provided from three of our seven facilities in China and our one facility in Mexico. For the twelve months ended September 30, 2011, our manufacturing facilities in China, the United States and Mexico were responsible for 82%, 14% and 4%, respectively of our net sales. In addition to our manufacturing facilities, in order to support our customers’ local needs, we maintain engineering and customer service centers in Hong Kong, China, the Netherlands, England, Canada, Mexico and the United States. The locations of our engineering and customer service centers correspond directly to the primary areas where we ship our products. For the twelve months ended September 30, 2011, approximately 40%, 35% and 25% of our net sales were generated by shipments to destinations in North America, Asia and Europe, respectively. We are headquartered in St. Louis, Missouri, and as of September 30, 2011, we have approximately 15,000 employees.

Industry Background

Our PCB products and E-M Solutions products and services are offered to the worldwide electronic equipment market. According to Gartner, the worldwide electronic equipment market was $1.4 trillion in 2010 and is expected to grow at a CAGR of 5.9% from 2010 to 2015.

PCBs are a critical component of nearly all electronic products manufactured today and are the basic platforms used to connect electronic components such as integrated circuits, capacitors, resistors and other passive components. PCBs consist of non-conductive insulating materials separating a pattern of electrical pathways to which other components are connected. The global PCB market is large and highly fragmented, with no single manufacturer having greater than 5% market share. According to Prismark, the global market for PCBs is projected to grow 7.4% in 2011, from $52.5 billion in 2010 and at a CAGR of 6.6% to $72.1 billion by 2015. PCB production in China was $20.0 billion in 2010 (38% of global revenue) and is projected to grow at a CAGR of 10.7% to $33.2 billion by 2015 (46% of global revenue).

We view our E-M Solutions products and services as a subset of the EMS, which is comprised of companies that provide manufacturing services on a contract basis. Our E-M Solutions products and services include fully integrated equipment assemblies as well as component parts and are often complementary to our PCB production. Although the E-M Solutions industry subset is not separately tracked by independent research analysts, we believe that the demand trends for our E-M Solutions products and services are similar to the demand trends of the worldwide electronic equipment and PCB markets.

Participants in the global printed circuit board industry differentiate themselves primarily through their (i) geographic presence both “where produced” and “where sold”, (ii) end markets served, (iii) technology capabilities, including the raw materials and production processes employed in PCB fabrication, and (iv) production lot size. The three primary geographic areas for the production and consumption of PCBs are the Americas, Europe and Asia, with Asia further stratified into China, Japan and Other Asia. The primary end markets into which PCB’s are sold include automotive, communications, computer, consumer, industrial/medical, military and semiconductor packaging. PCBs are manufactured from raw materials such as paper and composite materials, rigid copper-clad laminates, flexible laminates and silicon platforms, each of which may require different production processing requirements. Production lot sizes range from (i) small lot sizes, which are typically associated with low volume production activities such as prototyping, product development, product qualification, and quick turnaround requirements, to (ii) large lots sizes, which are typically associated with high volume production activities for relatively mature products. It is unusual for any single PCB manufacturer to compete in every segment of the $52.5 billion global printed circuit board market.

Over the last decade, PCB manufacturing in North America has declined as a large portion of volume production has shifted to lower-cost regions, particularly China. Over the same time period, certain PCB suppliers with substantial operations in China have significantly increased the breadth of their technology capabilities, enabling them to employ advanced manufacturing process technologies to fabricate complex products with a broader set of high technology features. Although high volume production of PCBs in North America and Europe has declined over the last decade, many independent industry observers believe that certain advanced technologies and sensitive applications, including military and aerospace applications, will continue to be mandated to be manufactured in traditional geographies like North America. In addition, we expect the demand for quick-turn of prototypes and very low volume requirements will continue to necessitate technologically advanced

PCB fabrication facilities in North America and other western locations. As such, PCB production in North America and Europe was $6.4 billion in 2010, and is expected to stabilize at $6.3 billion in 2011 and decline slightly to $6.0 billion in 2015.

We believe that growth of “clean” technology markets is a key driver of growth in the industrial electronic equipment market. The United Nations reported that the renewable energy sector has continued to perform well despite the global economic slowdown, with the sector supplying an estimated 16% of global energy in 2010. According to Global Wind Energy Council, worldwide wind power capacity is expected to grow at a CAGR of 18% from 2010 to 2015, and, according to Solar Energy Industry Associations, solar power capacity is expected to grow at a CAGR of 41% from 2009 to 2020. In addition, the global demand for wireless access to data, including high-definition video and multimedia content, is accelerating rapidly, and, according to Cisco, is expected to grow at a CAGR of 92% from 2010 to 2015. In order to support the 4G networks being deployed to meet this increased demand for wireless access to data, telecommunications carriers are increasing spending on next-generation LTE network infrastructure equipment, which is expected to grow at a CAGR of 69.5% from $1.2 billion in 2010 to $16.3 billion in 2015, according to Gartner.

Industry Trends

We believe the following are significant industry trends that will benefit us in the future. These trends include:

•

Increasing importance of China as production base and growth engine.    Over the last decade, OEMs and other manufacturers of commercial electronic equipment have relocated many of their manufacturing facilities to low-cost regions such as China. China’s low labor costs, growing technology capabilities, increasing importance as a global electronics manufacturing hub, high concentration of electronics OEMs, growing domestic market, relatively mature infrastructure and favorable export policies make it an attractive low-cost manufacturing region. According to Prismark, China has steadily grown its share of global PCB production over the past ten years, increasing from approximately 8.1% of global PCB production in 2000 to 38% of global PCB production in 2010. This trend is expected to continue, and PCBs produced in China are expected to comprise 46% of global PCB revenue by 2015, which represents a CAGR of approximately 10.7% from 2010 to 2015 (compared to the rest of the global PCB industry, which is estimated to grow at a CAGR of 3.7% over the same period).

•

Growth in automotive electronics market.    According to Prismark, the automotive electronics market is expected to grow at a CAGR of 8.2% from $135 billion in 2010 to $185 billion in 2014. Market growth of automotive electronics, which includes products for engine controls, anti-lock braking systems, hybrid converters, navigation, safety, and entertainment, is driven primarily by growth in worldwide vehicle sales, particularly to customers in emerging markets such as China, increased sales of hybrid and electric vehicles, and increased electronic content per vehicle. According to BCC Research, a leading information resource producer, overall global vehicle production is expected to grow at a CAGR of approximately 6.5%, from 71.8 million units in 2010 to 92.3 million units in 2014 and sales of hybrid and electric vehicles are projected to grow at a CAGR of approximately 21.8%, from approximately 419,000 units in 2010 to approximately 1.1 million units by 2015. According to Prismark, the electronic content per vehicle is expected to increase from approximately $1,880 in 2010 to $2,000 in 2014. The increase in electronic content per vehicle is expected to be driven by a combination of factors including greater electronic circuitry within hybrid and electric vehicles, government regulation of safety and emissions, standardization of higher-end options across a greater number of vehicle classes, consumer demand for greater fuel efficiency and new comfort and multimedia applications.

•

Solid demand across key end markets with new technology further driving growth.    Gartner estimated that each of our key end markets (i.e., automotive, industrial & instrumentation, telecommunications, computer and datacommunications, and military and aerospace) is expected to grow at CAGRs of approximately 3.7% to 9.6% from 2010 to 2015, and will drive strong demand for our PCBs. Demand for “green” technologies and clean energy initiatives, such as wind and solar power, is expected to drive growth in the industrial & instrumentation market, while growth in the telecommunications market is driven by demand for increased access to data and video over wireless networks, which is causing wireless carriers to upgrade their network infrastructure equipment to support next generation 4G technologies.

•

Increased customer demand for quick-turn services.    Rapid advances in technology have significantly shortened product life cycles and placed increased pressure on OEMs to develop new products in shorter periods of time. In response to these pressures, OEMs have increased their demand for engineering support in the design phase of their products and quick-turn service production of small unit volumes of PCBs in the prototype development stage.

•

Increasing complexity of electronic equipment.    PCB manufacturers are benefitting from the increased use of electronics in a wide-range of applications in the automotive, industrial & instrumentation, telecommunications, computer and datacommunications, and military and aerospace end markets. OEMs continue to design increasingly complex and higher-performance electronic products, which require more sophisticated PCBs, which accommodate higher speeds and frequencies, increased component densities and higher operating temperatures. The more sophisticated PCBs often require the use of unique materials and complex production processes.

Our Competitive Strengths

We believe our key competitive strengths include:

•

Global Technology Support and Manufacturing.    We believe we are well positioned to address the regional and life cycle requirements of our customers’ products. Our global facilities enable us to seamlessly transition customers’ products between our factories in North America and China by offering rapid prototyping and quick-turn services in the United States in close collaboration with design engineers, and then transferring the designs to our facilities in China for high volume and high quality production at a low cost. In addition, we have strategically located our technical support centers throughout low-cost regions of the world to effectively assist our customers with local communication and support and to launch new products and technologies. By implementing technology transfer and support from our North American facilities, our experienced technical personnel are able to work closely with our customers’ technical teams to improve the manufacturability of their products, while lowering manufacturing costs and reducing their products’ time to market.

•

Differentiated Business Model.    We believe that we have a differentiated business model that delivers the full range of PCB services across our manufacturing plants in North America and China, including rapid prototyping, quick-turn, ramp-to-volume, and high-volume and low-cost production. When coupled with our E-M Solutions products and services, our customers are able to rely on a single provider for a significant portion of their PCB and E-M solutions needs. As such, we believe that our vertically integrated PCB fabrication and E-M Solutions products and services provides us with significant cross-selling opportunities and further expands our revenue opportunity with each of our customers. Our model provides us with early access to volume production sales opportunities, which in turn creates additional design, development and quick-turn prototyping sales opportunities. We also believe that our technical expertise and integrated services provide significant value to our customers by shortening their new product development cycle, enabling them to meet their time-to-market and time-to-volume requirements, and by lowering their overall manufacturing costs.

•

Strong Position in China with PCB Technology Leadership.    We believe that we were one of the first western PCB companies to move production into China, which enabled us to establish and maintain an industry-leading presence and build deep relationships with local customers and suppliers. We believe that we are one of the world’s largest manufacturers of complex high quality PCBs, measured both in terms of revenue and square feet of manufacturing capacity. We believe that the development of a Greenfield plant in China with comparable capacity and capabilities to our current facilities (i) would take a typical competitor three to four years to build, (ii) would require a substantial capital investment to attain volume commercial production, and (iii) to comply with the current highly-regulated environmental policies in China, would require waste treatment licenses that are strictly allocated by the Chinese government. In addition, we believe that our PCB facilities in China, with the ability to produce PCBs of 50+ layers, represent the leading edge of technology in the region. We have pioneered advances in some of the most significant areas of the PCB production process, including various proprietary technologies and process methods important in the development and production of complex PCBs and backpanels.

•

Long-Term Relationships with Blue-Chip Customers.    We benefit from established, long-term relationships with a diverse group of blue chip customers. We have solidified these relationships, in part, by providing our customers with high quality products and services from the design phase through high volume production. Our average relationship with each of our top 10 customers exceeds 10 years and we supply to approximately 800 OEM customers.

•

Focused on Attractive, High Value Markets and Applications.    We believe that our advanced manufacturing capabilities and state-of-the-art technology enable us to serve the most attractive end-markets of the PCB industry, such as automotive, industrial & instrumentation, telecommunications, computer and datacommunications, and military and aerospace, all of which require high complexity, high reliability, high value, mission critical components, as well as low to high volume, high mix capabilities. Unlike many China-based PCB manufacturers, we do not focus on the consumer end market, which on a relative basis, is often characterized by volatility, commoditization, lower qualification standards and lower barriers to entry. We have established a leading and highly defensible position as a critical supplier of PCBs to automotive OEMs through our ability to meet the industry’s stringent standards, including the delivery of complex products in high volumes under tight deadlines with a high degree of reliability. Additionally, automotive OEMs require a rigorous and time-consuming qualification process for any manufacturing facility that fabricates PCBs employed in an automotive application, thereby significantly inhibiting reallocation of production between facilities without requalification or specific permission. As a result of these processes, the automotive end market can be the most challenging to enter for new suppliers. We believe that our ability to address the challenges specific to each of these complex markets and applications make us a leader in the markets we serve.

•

Experienced Management Team with Deep Industry Expertise.    Our senior management team has an average of 20 years of electronics industry experience and has a track record of achieving strong revenue growth and delivering profitability utilizing various strategies, including the penetration of new markets and the development of new manufacturing processes. Furthermore, our senior managers have demonstrated success in aligning labor and overhead costs with market demands, implementing cost savings initiatives and identifying, executing and integrating significant acquisitions. Under our management team’s leadership, we have improved our operations, strengthened our financial profile and have positioned our business for growth, which we believe has been integral to achieving our current competitive profile.

Our Business Strategy

Our objective is to be the leader in providing complex multi-layer PCBs and E-M Solutions globally. Key elements of our strategy to achieve this objective include:

•

Maintenance of diverse end market and end customer mix.    In order to reduce our exposure to, and reliance on, any single unpredictable end market and to provide alternative growth paths, we focus on a diverse range of markets, including automotive, industrial & instrumentation, telecommunications, computer and datacommunications, and military and aerospace. We have pursued new substantial customers in each market and intend to continue to build our customer base in a broad range of target end markets.

•

Enhancement of our strong customer relationships.    We benefit from established, long-term relationships with a diverse group of OEM customers. We are focused on expanding our business with these customers by leveraging our history of producing quality products with a high level of customer service and operational excellence, which provides us with the opportunity to bid for additional programs from the strong position of a preferred supplier. In addition, we have good working relationships with industry leading CEMs such as Celestica and Jabil. These relationships provide us access to additional PCB and E-M Solutions opportunities and enable our partners to offer a fully integrated product solution to their customers. Our management team has created a culture that is focused on providing our customers with high quality service and technical support, which is reflected in our continuing ability to obtain new business and expand our current customer relationships.

•

Expansion of our relationships with existing customers through cross-selling.    Building on our broad product offering, we intend to continue to pursue cross-selling opportunities with our existing base of customers. We leverage our PCB capabilities to provide our customers with an integrated manufacturing solution that can range from fabrication of bare PCBs to final system assembly and testing. We intend to continue to leverage our customer relationships to expand sales to our existing customers.

•

Build on our leading position in renewable energy and hybrid technology.    We have developed expertise and significant customer relationships in the fabrication and assembly of wind power related technologies, as well as an expertise in our PCB manufacturing process for “heavy copper” applications, which are necessary to support hybrid automotive technologies. For the twelve months ended September 30, 2011, approximately 8% of our net sales were derived from our “green” technologies. Our goal is to substantially grow our sales related to these technologies.

•

Expansion of our manufacturing capabilities in low-cost locations.    To meet our customers’ demands for high quality, low-cost products and services, we have invested and will continue to invest, as market conditions allow, in facilities and equipment in low-cost regions. For the twelve months ended September 30, 2011, approximately 86% of our net sales were generated from products produced in our operations in China and Mexico, with the remaining 14% being generated from products made in the United States. We will continue to develop our best-in-class technology and manufacturing processes in low-cost manufacturing locations. We believe our ability to leverage our advanced technology and manufacturing capabilities in low-cost locations will enable us to grow our net sales, improve our profitability and effectively meet our customers’ requirements for high quality, low-cost products and services.

•

Enhancement of our quick-turn manufacturing capabilities.    We intend to continue to develop our quick-turn PCB manufacturing capabilities in Asia and in North America, which were substantially increased through our acquisition of Merix in 2010. Quick-turn manufacturing enables us to provide our customers with an expedited turnaround for prototype PCBs. By enhancing our quick-turn offering, we are able to offer our customers a seamless manufacturing transition from quick-turn prototyping near the engineering/design team to volume manufacturing in China.

•

Concentration on high value-added assembly products and services.    We intend to continue our focus on providing E-M Solutions products and services to leading designers and sellers of advanced electronics products that generally require custom designed, complex products and short lead-time manufacturing services. These products are typically lower volume, higher mix. We differentiate ourselves from many of our global competitors by focusing on low-volume, high margin programs, not programs for high volume, low margin products such as mobile devices, personal computers or peripherals and low-end consumer electronics.

•

Continued emphasis on our operational excellence.    We continuously pursue strategic initiatives designed to improve product quality while reducing manufacturing costs. We expect to continue to focus on opportunities to improve operating income, including continued implementation of advanced manufacturing techniques, such as Lean and Six Sigma initiatives, efficient investment in new equipment and technologies and the upgrading of existing equipment and continued improvement of our internal control over and centralization of certain aspects of our accounting and finance functions. Our management team is focused on maximizing our current asset base to improve our operational efficiency while also adapting to the needs of our customers and the market.

Manufacturing Services

Our offering of manufacturing services includes the following:

•

Design and Prototyping Services - We provide comprehensive front-end engineering services, including custom enclosure design and circuit board manufacturability design services in order to provide efficient manufacturing and delivery for our customers. We offer quick-turn prototyping in Asia and the United States, which is the rapid production of a new product sample. Our quick-turn prototype service allows us to provide small test quantities to our customers’ product development groups. Our participation in product design and prototyping allows us to reduce our customers’ manufacturing costs and their time-to-market and time-to-volume. These services enable us to strengthen our relationships with customers that require advanced engineering services. In addition, by working closely with customers throughout the development and manufacturing process, we often gain insight into their future product requirements, and preference for commercial quantity orders once the design is perfected. Because our design services only relate to enhancing the efficiency of the manufacturing process, these services are not billed separately, and are instead included in the determination of the product sales price to be invoiced to the customer.

•

PCB and Backpanel Fabrication - PCBs are platforms that provide electrical interconnection for semiconductors and other electronic components. Backpanels include electrical interconnection between PCBs. We manufacture multi-layer PCBs and backpanels on a low-volume, quick-turn basis, as well as on a high-volume production basis. In recent years, the trend in the electronics industry has been to increase the speed and performance of electronic devices while reducing their size. These technology drivers have led to increasingly complex PCBs with higher layer counts, higher interconnect density, and higher heat dissipation requirements.

•

Backpanel Assembly - We provide backpanel assemblies, which are manufactured by mounting interconnect devices, integrated circuits and other electronic components on a bare backpanel. This process differs from that used to provide PCB assemblies primarily because of the larger size of the backpanel and the more complex placement techniques that must be used with higher layer count PCBs. We also perform functional and in-circuit testing on assembled backpanels.

•	PCB Assembly - As a complement to our E-M Solutions offerings, we have the capability to manufacture Printed Circuit Board Assemblies (“PCBAs”). Generally, we do not produce

PCBAs separately, but rather integrate them with other components as part of a full electro-mechanical solution. In addition, we offer testing of PCBAs and the functions of the completed product, and we work with our customers to develop product-specific test strategies. Our test capabilities include in-circuit tests, functional tests, environmental stress tests of board or system assemblies and manufacturing defect analysis.

•

Custom Metal Enclosure Fabrication - We specialize in the manufacture of custom-designed chassis and enclosures primarily used in the telecommunications, industrial, medical, and computer/datacommunications industries. As a fully integrated supply chain partner with expertise in design, rapid prototyping, manufacturing, packaging and logistics, we provide our customers with shortened time-to-market and reduced manufacturing costs throughout a product’s life cycle.

•

Full System Assembly and Test - We provide full system assembly services to customers from our facilities in China and Mexico. These services require sophisticated logistics capabilities and supply chain management capabilities to procure components rapidly, assemble products, perform complex testing and deliver products to end users around the world. Our full system assembly services involve combining custom metal enclosures and a wide range of subassemblies, including PCBAs. We also apply advanced test techniques to various subassemblies and final end products. Increasingly, customers require custom, build-to-order system solutions with very short lead times. We are focused on supporting this trend by providing supply chain solutions designed to meet our customers’ individual needs.

•

Packaging and Global Distribution - We offer our customers flexible, just-in-time and build-to-order delivery programs, allowing product shipments to be closely coordinated with our customers’ inventory requirements. We are able to ship products directly into customers’ distribution channels or directly to the end-user. These services are not billed separately, but instead are included in the determination of the product sales price to be invoiced to the customer.

•

Supply Chain Management - Effective management of the supply chain is critical to the success of our customers as it directly impacts the time required to deliver product to market and the capital requirements associated with carrying inventory. Our global supply chain organization works with customers and suppliers to meet production requirements and to procure materials. We utilize our enterprise resource planning (“ERP”) systems to optimize inventory management.

•	After-Sales Support - We offer a wide range of after-sales support tailored to meet customer requirements, including product upgrades, engineering change management, field failure analysis and repair.

Sales and Marketing

We focus on developing close relationships with our customers at the earliest development and design phases of products, and we continue to develop our relationship with our customers throughout all stages of production. We identify, develop and market new technologies that benefit our customers and position ourselves as a preferred product or service provider.

We market our products through our own sales and marketing organization and through relationships with independent sales agents around the world. This global sales organization is structured to ensure global account coverage by industry-specific teams of account managers. As of December 31, 2010, we employed approximately 250 sales and marketing employees, of which 85 are account managers strategically located throughout North America, Europe and Asia. In addition, we contract with independent sales agents strategically around the world. Each industry marketing team shares support staff of sales engineers, program managers, technical service personnel and customer service organizations to ensure high-quality, customer-focused service. The global marketing organization further supports the sales organization through market research, market development and communications.

Manufacturing and Engineering

We produce highly complex, technologically advanced multi-layer and standard technology PCBs, backpanels, PCBAs, backpanel assemblies, custom enclosures and full systems that meet increasingly narrow tolerances and specifications demanded by our customers. Multi-layering, which involves placing multiple layers of electronic circuitry within a single PCB or backpanel, expands the number of circuits, allows for increasingly complex components to be connected to the interconnect product and increases the operating speed of the system by reducing the distance that electrical signals must travel. Increasing the density of the circuitry in each layer is accomplished by reducing the width of the circuit tracks and placing them closer together on the PCB or backpanel. Interconnect products having narrow, closely spaced circuit tracks are known as fine line products. Today, we are capable of producing commercial quantities of PCBs with up to 60 layers and circuit track widths as narrow as three one-thousandths of an inch. We also have the capability to produce large format backpanels of up to 49 inches in length and as thick as four tenths of an inch. We have developed heavy copper capabilities, using foils of up to 12 ounces per square foot, which are required in high-power applications. In addition, we have developed microwave technologies to support radio frequency (“RF”) applications; and thermal management solutions, including solder-coin-attach, adhesive-bonded-heatsink and our proprietary embedded-heatsink technology. The manufacturing of complex multi-layer interconnect products often requires the use of sophisticated high density interconnections (“HDI”) including blind or buried vias, sequential buildup (“SBU”) technology and via-in-pad (“VIP”) technology. The ability to control the electrical properties (e.g., electrical impedance) of our products very closely is key to transmission of high speed signals. These technologies require high performance materials and very tight laminating and etching tolerances. Our PCB operation is an industry leader in performing extensive testing of various PCB designs, materials and surface finishes for restriction of hazardous substances compliance and compatibility.

The manufacturing of PCBs and backpanels involves several basic steps, including (i) etching and eletrodeposition to produce the circuit image on copper-clad epoxy laminate, (ii) pressing the laminates together to form a panel, (iii) drilling holes, (iv) electrodepositing copper or other conductive material to form interlayer electrical connections, and (v) cutting the panels to shape. In addition, complex interconnect products require advanced process steps, such as dry film imaging, optical aligned registration, photoimageable soldermask, computer controlled drilling and routing, automated plating, and various surface finish techniques. Tight process controls are required throughout the manufacturing process to achieve critical electrical properties, such as controlled impedance. The manufacturing of PCBs used in backpanel assemblies requires specialized expertise and equipment because of the larger size and thickness of the backpanel relative to other PCBs, and the increased number of holes for component mounting.

The manufacturing of PCBAs involves the attachment of various electronic components, such as integrated circuits, capacitors, microprocessors and resistors to PCBs. The manufacturing of backpanel assemblies involves attachment of electronic components, including PCBs, integrated circuits and other components to the backpanel, which is a large PCB. We use surface mount, pin-through-hole and press-fit technologies in backpanel assembly. We also assemble higher-level sub-systems and full systems incorporating PCBs and complex electro-mechanical components.

We provide computer-aided testing of PCBs, sub-systems and full systems, which contributes significantly to our ability to consistently deliver high quality products. We test boards and system level assemblies to verify that all components have been properly inserted and that electrical circuits are complete. Further functional tests determine whether the board or system assembly is performing to customer specifications.

Quality Standards

Our quality management systems are defect prevention based, customer focused and comply with international standards. All of our facilities are ISO 9001:2000 certified, a globally accepted quality management standard. We also have facilities that are certified to additional industry specific standards, including automotive quality standards QS 9000 and TS 16949, telecommunications quality management standard TL 9000 and aerospace quality management standard AS9100. Our facility in San Jose, California maintains key military quality certifications including MIL-PRF-55110 and MIL-PRF-31032. Our facilities in Guangzhou and Zhongshan, China maintain ISO 17025 certification for testing and calibration laboratories. Our facility in Forest Grove, Oregon achieved NADCAP (National Aerospace and Defense Contractors Accreditation Program) accreditation in 2010, and maintains key military and aerospace certifications including MIL-PRF-3102, AS7003 and AS9100.

Our facilities and products also comply with industry specific requirements, including Bellcore and Underwriters Laboratories. These requirements include quality, manufacturing process controls, manufacturing documentation and supplier certification of raw materials. Our facilities in Forest Grove, Oregon and San Jose, California comply with the International Traffic in Arms Regulations (ITAR).

Supplier Relationships

We order raw materials and components based on purchase orders, forecasts and demand patterns of our customers and seek to minimize our inventory of materials or components that are not identified for use in filling specific orders or specific customer contracts. We continue to work with our suppliers to develop just-in-time supply systems that reduce inventory carrying costs and contract globally, where appropriate, to leverage our purchasing volumes. We also select our suppliers and potential suppliers on the basis of quality, on-time delivery, costs, technical capability, and potential technical advancement. While some of our customer agreements may require certain components to be sourced from specific vendors, the raw materials and component parts we use to manufacture our products, including copper and laminate, are generally available from multiple suppliers.

Competition

Our industry is highly competitive, and we believe our markets are highly fragmented. We face competition from numerous local, regional and large international providers of PCBs and E-M Solutions. Our primary direct competitors are Compeq Manufacturing Co. Ltd., DDi Corp., Flextronics Corporation, Gold Circuit Electronics Ltd., Kingboard Chemical Holdings Ltd., LG Corp., Nanya Technology Corp., Sanmina-SCI Corp. and TTM Technologies, Inc. We believe that competition in the markets we serve is based on product quality, responsive customer service and support and price, in part, because the cost of many of the products we manufacture are usually low relative to the total cost of our customers’ end- products and because product reliability and prompt delivery are of greater importance to our customers.

International Operations

As of December 31, 2010, we had eight manufacturing facilities located outside the United States, and sales offices in Canada, Mexico, Asia and throughout Europe. Our international operations produce products in China and Mexico that accounted for approximately 79.3% and 6.6% of our net sales, respectively, for the year ended December 31, 2010, and 90.2% and 7.1% of our 2009 net sales, respectively. The remaining 14.1% and 2.7% of net sales for the years ended December 31, 2010 and 2009, respectively, are from products produced in the United States. Approximately 66.8% and 12.5% of our net sales for the year ended December 31, 2010, and 68.7% and 21.5% of our 2009 net sales were from products produced in China by our Printed Circuit Boards and Assembly business segments, respectively. We believe that our global presence is important as it allows us to provide consistent, quality products on a cost effective and timely basis to our multinational customers worldwide. We rely heavily on our international operations and are subject to risks generally associated with operating in foreign countries, including price and exchange controls, fluctuations in currency exchange rates and other restrictive actions that could have a material effect on our results of operations, financial condition and cash flows.

Environmental

Our operations are subject to various federal, state, local and foreign environmental laws and regulations, which govern, among other things, the discharge of pollutants into the air, ground and water, as well as the handling, storage, manufacturing and disposal of, or exposure to, solid and hazardous wastes, and occupational safety and health. We believe that we are in material compliance with applicable environmental laws, and the costs of compliance with such current or proposed environmental laws and regulations will not have a material adverse effect on us. All of our manufacturing sites in China are certified to ISO 14001 standards for environmental quality compliance. Further, we are not a party to any current claim or proceeding, and we are not aware of any threatened claim or proceeding under environmental laws that could, if adversely decided, reasonably be expected to have a material adverse effect on us.

Employees

As of December 31, 2010, we had 14,842 employees. Of these employees, 12,852 were involved in manufacturing, 1,190 in engineering, 250 in sales and marketing and 550 in accounting and administrative capacities. No employees were represented by a union pursuant to a collective bargaining agreement. We have not experienced any labor problems resulting in a work stoppage or work slowdown, and we believe we have good relations with our employees.

Intellectual Property

We have developed expertise and techniques that we use in the manufacturing of PCBs and E-M Solutions products. Research, development and engineering expenditures for the creation and application of new products and processes were approximately $2.9 million, $1.2 million and $2.2 million for the years ended December 31, 2010, 2009 and 2008, respectively. We believe many of our processes related to the manufacturing of PCBs are proprietary, including our ability to manufacture large perimeter, thick, high-layer-count backpanels. Generally, we rely on common law trade secret protection and on confidentiality agreements with our employees and customers to protect our trade secrets and techniques. We own 42 patents (including pending patents). However, we believe patents do not constitute a significant form of intellectual property rights in our industry. Our patents begin to expire in three years.

Backlog

We estimate that our backlog of unfilled orders as of September 30, 2011, was approximately $263.8 million, which includes $221.8 million and $42.0 million from our Printed Circuit Boards and

Assembly segments, respectively. This compares with our backlog of unfilled orders of $216.1 million at December 31, 2010, which included $169.4 million and $46.7 million from our Printed Circuit Boards and Assembly Segments, respectively. Because unfilled orders may be cancelled prior to delivery, the backlog outstanding at any point in time is not necessarily indicative of the level of business to be expected in the ensuing period.

MANAGEMENT

The following table sets forth the names, ages and positions, as of November 9, 2011, of our current directors and executive officers. All executive officers are appointed by the Board and serve at their pleasure.

Name	Age	Position
Christopher J. Steffen	69	Chairman of the Board and Director
David M. Sindelar	54	Chief Executive Officer and Director
Timothy L. Conlon	60	President, Chief Operating Officer and Director
Gerald G. Sax	50	Senior Vice President and Chief Financial Officer
Brian W. Barber	56	Senior Vice President Operations—Printed Circuit Board & Supply Chain Management
Richard B. Kampf	56	Senior Vice President Sales and Marketing
Michael D. Burger	53	Director
Robert F. Cummings, Jr.	61	Director
Kirby A. Dyess	65	Director
Peter Frank	64	Director
Jack D. Furst	52	Director
Edward Herring	41	Director
William C. McCormick	78	Director
John K. Pruellage	70	Director

Christopher J. Steffen has been Chairman of the Board since December 2003 and a director since October 2003. Mr. Steffen currently serves as a director of W. R. Grace & Co. and Accelrys, Inc. Mr. Steffen has been an advisor to Wall Street Management and Capital, Inc., a boutique business financial advisory firm, since 2002. From 1993 to 1996, Mr. Steffen served as the Vice Chairman and director of Citicorp and its principal subsidiary, Citibank, N.A. In 1993, Mr. Steffen served as Senior Vice President and Chief Financial Officer of Eastman Kodak. From 1989 to 1993, Mr. Steffen served as Executive Vice President and Chief Financial and Administrative Officer and director of Honeywell, Inc. Mr. Steffen previously served as a Chairman of the board of directors of Veltri Metal Products, Inc.

David M. Sindelar has been a director since August 2001 and Chief Executive Officer of the Company since July 2001. He also served as our Senior Vice President and Chief Financial Officer from January 1997 through June 2001. Previously, Mr. Sindelar served as Chief Executive Officer of International Wire Group, Inc. and LLS Corp. He also served as Senior Vice President and Chief Financial Officer of Berg Electronics Corp. Mr. Sindelar served as the Chief Executive Officer of the Company when we filed a bankruptcy petition in October 2002. In addition, Mr. Sindelar served as a member of the board of directors of International Wire Group, Inc. and as a director, Senior Vice President, Chief Financial Officer and Chief Executive Officer of LLS Corporation. Each of International Wire Group, Inc. and LLS Corporation and certain of its subsidiaries filed a bankruptcy petition in the previous ten years.

Timothy L. Conlon has been a director, President and Chief Operating Officer of the Company since October 1998. Prior to joining the Company, Mr. Conlon was President and Chief Operating Officer of Berg Electronics Corp. from January 1997 through October 1998. Mr. Conlon also served as Executive Vice President and Chief Operating Officer of Berg Electronics Group, Inc., a wholly-owned subsidiary of Berg Electronics Corp., from October 1993 through January 1997. Mr. Conlon is a member of the board of trustees of Maryville University and an advisor to Celerant Consulting. Mr. Conlon was an executive officer of the Company when we filed a bankruptcy petition in October 2002.

Gerald G. Sax has been the Senior Vice President and Chief Financial Officer of the Company since August 2005. Mr. Sax served as Senior Vice President-Supply Chain from February 2003 to August 2005. He also served as our Senior Vice President-Europe from July 1999 to January 2003. Mr. Sax joined us in November 1998, in the position of Vice President-Corporate Controller. Prior to joining us, Mr. Sax was Vice President-Corporate Controller for Berg Electronics Corp. from September 1995 to October 1998.

Brian W. Barber has been the Senior Vice President Operations Printed Circuit Board & Supply Chain Management of Viasystems since December 2007. From November 2000 to December 2007, Mr. Barber was Vice President Operations Printed Circuit Board/Electro-mechanical, Americas, and from January 2000 to October 2000, Mr. Barber was Vice President Printed Circuit Board Operations. Prior to joining Viasystems in 2000, Mr. Barber had been employed by Hadco Corporation since 1982 serving as Vice President and Business Unit Manager of their high technology operation.

Richard B. Kampf has been the Senior Vice President of Sales & Marketing since December 2007. From November 2002 to December 2007, Mr. Kampf was Vice President of Sales & Marketing, and from March 2000 to October 2002, Mr. Kampf was Vice President of Sales & Marketing for Viasystems Printed Circuit Board, Americas. Mr. Kampf joined us in April 1999, as Director of Sales for the Americas with over 18 years of experience in the electronics industry with companies such as Marshall Industries, where he was Vice President of Sales, and Thomas & Betts Corporation, where he was Vice President of Sales & Marketing.

Michael D. Burger was appointed as a director in February 2010. Mr. Burger is currently President, Chief Executive Officer and a member of the board of directors of Cascade Microtech, Inc., which provides electrical measurement and semiconductor testing technology. He served as a director, President and Chief Executive Officer of Merix Corporation from April 2007 until February 2010. From November 2004 until joining Merix Corporation, Mr. Burger served as President of the Components Business of Flextronics Corporation, a leading provider of advanced design and electronics manufacturing services to original equipment manufacturers. Prior to Flextronics, from 1999 to November 2004, Mr. Burger was employed by ZiLOG, Inc., a supplier of devices for embedded control and communications applications. From May 2002 until November 2004, Mr. Burger served as ZiLOG’s President and a member of its board of directors.

Robert F. Cummings, Jr. has been a director since January 2003. In 2010, Mr. Cummings became a Vice Chairman of Investment Banking at JP Morgan Chase & Co. He currently serves as a director of Corning Incorporated. Mr. Cummings joined GSC Group, Inc. (“GSC Group”), a privately held money management firm, in 2002 where he served as Senior Managing Director until he retired in July 2009. GSC Group filed for Chapter 11 protection in 2010. Mr. Cummings served as a member of the board of directors of Saratoga Investment Corp. from 2007 to 2010 and of RR Donnelley & Sons Company from 2003 to 2007. Before joining GSC Group, Mr. Cummings was with Goldman, Sachs & Co. for 28 years, where he was a member of the Corporate Finance Department.

Kirby A. Dyess was appointed as a director in February 2010. Ms. Dyess served as a director of Merix Corporation from 2002 until February 2010. She is a principal in her own early stage investment firm, Austin Capital Management LLC. She served as Vice President of Intel Corporation and Director of Operations for Intel Capital from April 2001 until her retirement in December 2002. She served as Vice President and Director of New Business Development of Intel Corporation from January 1997 to April 2001 and was Corporate Vice President and Director of Human Resources worldwide from 1993 to 1996. Ms. Dyess also serves on the boards of directors of Portland General Electric and Itron, Inc., as well as privately held companies Prolifiq Software, Inc. and Compli, Inc.

Peter Frank was appointed as a director in April 2010. In 2011, Mr. Frank joined Black Diamond Capital Management, L.L.C. (“Black Diamond”) where he is currently a Senior Managing Director.

From 2010 to 2011, he served as President and Senior Managing Director of GSC Group, which he joined in 2001. In addition, Mr. Frank was a member of the investment committees for GSC Group’s Recovery Funds, European Corporate Debt and European Mezzanine Funds. From 2008 to 2010, he served as Senior Managing Director and Co-Head of Corporate Credit and Distressed Investment Group for GSC Group. From 2005 until 2008, he served as the Senior Operating Executive for GSC Group’s Recovery Funds and from 2001 to 2004, he served as a consultant for GSC Group. GSC Group filed for Chapter 11 bankruptcy protection in 2010. Prior to 2001, Mr. Frank was the Chief Executive Officer of Ten Hoeve Bros., Inc. and was an investment banker at Goldman, Sachs & Co. He serves on the boards of directors of several privately held companies.

Jack D. Furst was a director of the Company from 1996 to February 2003 and resumed his position as a director of the Company in February 2005. Mr. Furst has been affiliated with HM Capital Partners LLC (“HM Capital”), a private equity firm, since 1989, the year in which it was formed (as Hicks, Muse, Tate & Furst, Incorporated). Until 2008, he was a Partner in HM Capital and was involved in all aspects of the firm’s business, including originating, structuring and monitoring HM Capital’s investments. Mr. Furst has over 25 years of experience in leveraged acquisitions and private investments. Prior to joining HM Capital, Mr. Furst served as a Vice President and subsequently a Partner of Hicks & Haas from 1987 to 1989. From 1984 to 1986, Mr. Furst was a merger and acquisitions/corporate finance specialist for The First Boston Corporation in New York. Before joining First Boston, Mr. Furst was a Financial Consultant at PricewaterhouseCoopers. In addition, Mr. Furst served as a director of the Company when we filed a bankruptcy petition in October 2002.

Edward Herring has been a director since August 2006. Mr. Herring is a Partner at HM Capital, which he joined in 1998. Mr. Herring currently serves as a director of several privately held companies, including BlackBrush Oil & Gas, L.P., TexStar Midstream Services, LP and Advanced H2O LLC, and is on the executive board of Capital for Kids. Mr. Herring previously served as a director of Regency Energy Partners LC and Swift & Company. From 1996 to 1998, Mr. Herring attended Harvard Business School and earned a Masters in Business Administration degree. From 1993 to 1996 Mr. Herring was an investment banker with Goldman, Sachs & Co.

William C. McCormick was appointed as a director in February 2010. He served as a director of Merix Corporation from 1997 until February 2010 and as Chairman of the board of directors of Merix Corporation from 2007 until February 2010. Mr. McCormick currently serves on the boards of several privately held companies, including the Advisory Board of Aequitas Capital Management and as Vice Chairman of the board of directors of UCA Holdings, Inc. Mr. McCormick served on the board of directors of EnergyConnect Group, Inc. (formerly Microfield Group, Inc.) from 2004 until 2010, including as Chairman from 2006 to 2010. Mr. McCormick served as Chairman of the board of Precision Castparts Corp. from October 1994 until his retirement in 2003 where he was also Chief Executive Officer from August 1991 until retiring from that position in August 2002.

John K. Pruellage has been a director since February 2011. Mr. Pruellage is currently a Member and Chairman of the law firm Lewis, Rice & Fingersh, L.C. and has been practicing law for over 30 years. Mr. Pruellage is a member of several boards of directors including Banterra Corporation and Fred Weber Corporation. He is Chairman of the board of trustees of Saint Louis University and a member of the boards of trustees of the United Way of St. Louis and the St. Louis Zoo Foundation. He also serves on the boards of directors of the Regional Business Council and the Boy Scouts of America Greater St. Louis Area Council.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth certain information with respect to the beneficial ownership of our common stock as of November 8, 2011 by:

•	each beneficial owner of more than five percent of our outstanding common stock;

•	each member of the Board and each of our named executive officers; and

•	all members of the Board and executive officers as a group.

Beneficial ownership is determined under rules of the SEC and generally includes any shares of our common stock over which a person exercises sole or shared voting or investment power. The following table also includes the number of shares of common stock underlying options that will be exercisable within 60 days of the date of this prospectus supplement. Unless otherwise indicated and subject to community property laws where applicable, we believe that each of the stockholders named in the following table has sole voting and investment power with respect to the shares of common stock beneficially owned.

The information in the following table regarding beneficial ownership of shares of our common stock held by entities known by us to beneficially own 5% or more of our outstanding common stock is included in reliance on a report filed by each entity with the SEC, except that the percentage is based on our calculations made in reliance on the number of shares reported to be beneficially owned by the entity in such report and the number of shares of our common stock outstanding on November 4, 2011.

Unless otherwise noted below, the address for each of the stockholders in the table below is c/o Viasystems Group Inc., 101 South Hanley Road, St. Louis, Missouri 63105.

	Shares of Common Stock Beneficially Owned
Name of Beneficial Owner	Number	Percentage
VG Holdings, LLC(1)	15,562,558	76.3
FMR LLC(2) 82 Devonshire Street Boston, Massachusetts 02109	1,412,734	6.9
Brian W. Barber(3)(4)	65,663	*
Michael D. Burger(3)	23,021	*
Timothy L. Conlon(3)(4)(5)	176,480	*
Robert F. Cummings, Jr.(3)	6,856	*
Kirby A. Dyess(3)(6)	8,438	*
Peter Frank(1)(3)	15,569,414	76.3
Jack D. Furst(1)(3)	15,569,414	76.3
Edward Herring(1)(3)	15,569,414	76.3
Richard B. Kampf(3)(4)	65,663	*
William C. McCormick(3)	11,863	*
John K. Pruellage(3)(7)	22,129	*
Gerald G. Sax(3)(4)	119,393	*
David M. Sindelar(3)(4)(8)	312,418	1.5
Christopher J. Steffen(3)(4)	23,621	*
All executive officers and directors as a group (14 persons)	16,418,671	78.9

*	Represents beneficial ownership of less than 1.0% of the outstanding Shares.

(1)	According to a Schedule 13G filed by VG Holdings on February 14, 2011, VG Holdings is the record holder of 15,562,558 shares. Affiliates of HM Capital and affiliates of GSC Acquisition

Holdings, LLC (“GSC Holdings”) exercise shared voting and dispositive power over the shares held of record by VG Holdings. The voting and dispositive power exercised by HM Capital is at the direction of the following voting members of a committee that exercises such power on behalf of the ultimate parents of HM Capital: John R. Muse and Andrew S. Rosen. No individual member of this committee has voting and/or dispositive power. As a result of the foregoing, each of Messrs. Muse and Rosen may be deemed to beneficially own all or a portion of the shares. Each of Messrs. Muse and Rosen disclaims beneficial ownership of such shares, except to the extent of any pecuniary interest therein. Stephen H. Deckoff is the Managing Principal of Black Diamond, ultimate parent of GSC Holdings and may be deemed to have shared voting and investment power over, and be the beneficial owner of, the shares beneficially owned by GSC Holdings. Mr. Deckoff disclaims beneficial ownership of such shares, except to the extent of any pecuniary interest therein.

In addition, pursuant to the Limited Liability Company Agreement of VG Holdings, the shares held by VG Holdings may not be disposed of prior to a specified date without the unanimous approval of the board of managers of VG Holdings. The board of managers consists of two managers, with one designated by HM Capital and the other by GSC Holdings. The designated managers are Peter Frank and Edward Herring, both of whom are also members of the Company’s board of directors. Additionally, the members of VG Holdings have agreed that all shares shall be voted in favor of (a) the director nominees to be designated by VG Holdings for election to the Company’s board of directors, and (b) certain business combination transactions involving the Company.

(2)	According to a Schedule 13G filed by FMR LLC (“FMR”) on February 14, 2011, FMR, in its capacity as the parent of Fidelity Management & Research Company, an investment advisor, and FIL Limited, a qualified institution, has shared voting power and shared dispositive power with respect to 1,412,734 shares of common stock.
(3)	Includes shares of restricted stock for which the executive officer or director has sole voting power, but no dispositive power, as follows: Mr. Barber (30,633 shares), Mr. Burger (6,856 shares), Mr. Conlon (76,371 shares), Mr. Cummings (6,856 shares), Ms. Dyess (6,856 shares), Mr. Frank (6,856 shares), Mr. Furst (6,856 shares), Mr. Herring (6,856 shares), Mr. Kampf (30,633 shares), Mr. McCormick (6,856 shares), Mr. Pruellege (7,129 shares), Mr. Sax (52,678 shares), Mr. Sindelar (125,320 shares) and Mr. Steffen (14,839 shares).
(4)	Includes shares that may be acquired pursuant to stock options exercisable within 60 days, as follows: Mr. Barber (35,030 shares), Mr. Conlon (83,380 shares), Mr. Kampf (35,030 shares), Mr. Sax (66,715 shares), Mr. Sindelar (175,098 shares) and Mr. Steffen (8,782 shares).
(5)	Includes 16,729 shares that may be acquired pursuant to stock options exercisable within 60 days and are held by the Conlon Family Limited Partnership (the “Partnership”). Mr. Conlon and his wife are the general partners of the Partnership and, by virtue of this relationship, Mr. Conlon may be deemed to have shared voting and dispositive power over the shares issuable upon the exercise of the options held by the Partnership. Mr. Conlon disclaims beneficial ownership of the shares issuable upon the exercise of the options held by the Partnership, except to the extent of his pecuniary interest therein.
(6)	Includes 1,119 shares held in trust for Ms. Dyess and her family. Ms. Dyess is a trustee of the trust and is therefore deemed to have sole voting and dispositive power over the shares.
(7)	Includes 15,000 shares held indirectly through 401(k) and profit sharing plans.
(8)	Includes 6,000 shares held in trust for James G. Sindelar and 6,000 shares held in trust for Lauren L. Sindelar. Mr. Sindelar is the trustee of both trusts and is therefore deemed to have sole voting and dispositive power over the shares.

SELLING STOCKHOLDER

All of the shares of Company common stock being sold in this offering by the selling stockholder pursuant to this prospectus supplement are shares owned by VG Holdings. In connection with the Merix Acquisition, the Recapitalization Funds formed VG Holdings pursuant to the terms of the Recapitalization Agreement between the Recapitalization Funds and the Company. Affiliates of Black Diamond Capital Management, LLC, an affiliate of members of the selling stockholder in this offering, have indicated to the underwriters and us their interest in purchasing up to 1,000,000 shares in the offering at the offering price and on the same terms as the other shares being sold in this offering, subject to the actual terms of pricing. The underwriters are currently under no obligation to sell shares to Black Diamond Capital Management, LLC or its affiliates and Black Diamond Capital Management, LLC and its affiliates are currently under no obligation to buy shares. Any sale of shares to them, if at all, may satisfy their order in full or in part.

In connection with the closing of the Merix Acquisition, we entered into the 2010 Stockholder Agreement with VG Holdings. Under the Stockholder Agreement, VG Holdings has certain registration rights related to shares of our common stock. The registration rights include, subject to the conditions set forth in the stockholder agreement, the right to (i) request registration of its shares of the Company’s common stock up to three times, (ii) “piggyback” on any registration statement that we file on an unlimited basis, and (iii) request registration of its shares of our common stock up to twice a year, if we are eligible to file a registration statement on Form S-3. For more information on the Stockholder Agreement, see “Note 2. The 2010 Recapitalization” to our consolidated financial statements, included in our Annual Report on Form 10-K for the year ended December 31, 2010, which is incorporated by reference in this prospectus and registration statement.

The following table presents information regarding VG Holdings, the shares that the underwriters have agreed to purchase from VG Holdings and VG Holdings’ shares subject to the underwriters’ option to purchase additional shares. We will not receive any proceeds from the sale of our common stock by the selling stockholder.

Name of Selling Stockholder	Beneficial Ownership Prior to the Offering(1)		Number of Shares Offered	Beneficial Ownership After the Offering(1)(2)		Number of Shares to be sold if Underwriters’ Option to Purchase Additional Shares is Exercised in Full	Beneficial ownership After the Offering if Underwriters’ Option to Purchase Additional Shares is Exercised in Full(1)(2)
	Number	Percentage		Number	Percentage		Number	Percentage
VG Holdings, LLC(3)	15,562,558	76.3%	2,000,000	13,562,558	60.6%	300,000	13,262,558	58.4%

(1)	The percentage of shares beneficially owned is based on 20,393,437 shares of common stock outstanding prior to the offering as of November 4, 2011.
(2)	We have assumed all shares of common stock offered by the selling stockholder under this prospectus supplement have been sold and that no additional shares have been acquired by the selling stockholder.
(3)

HM Capital and GSC Holdings exercise shared voting and dispositive power over the shares held of record by VG Holdings. The voting and dispositive power exercised by HM Capital is at the direction of the following voting members of a committee that exercises such power on behalf of the ultimate parents of HM Capital: John R. Muse and Andrew S. Rosen. No individual member of this committee has voting and/or dispositive power. As a result of the foregoing, each of Messrs. Muse and Rosen may be deemed to beneficially own all or a portion of the shares. Each of Messrs. Muse and Rosen disclaims beneficial ownership of such shares, except to the extent of any pecuniary interest therein. Stephen H. Deckoff is the Managing Principal of Black Diamond, ultimate parent of GSC Holdings and may be deemed to have shared voting and investment power over, and be the beneficial owner of, the shares beneficially owned by GSC Holdings. Mr. Deckoff disclaims beneficial ownership of such shares, except to the extent of any pecuniary interest therein.

In addition, pursuant to the Limited Liability Company Agreement of VG Holdings, the shares held by VG Holdings may not be disposed of prior to a specified date without the unanimous approval of the board of managers of VG Holdings. The board of managers consists of two managers, with one designated by HM Capital and the other by GSC Holdings. The designated managers are Peter Frank and Edward Herring, both of whom are also members of the Company’s board of directors. Additionally, the members of VG Holdings have agreed that all shares shall be voted in favor of (a) the director nominees to be designated by VG Holdings for election to the Company’s board of directors, and (b) certain business combination transactions involving the Company.

SHARES ELIGIBLE FOR FUTURE SALE

Upon completion of this offering, we will have 22,393,437 common shares outstanding, assuming the underwriters do not exercise their option to purchase additional shares. Of these common shares, excluding any shares that may be acquired by affiliates of members of the selling stockholder in this offering, only 8,395,530 common shares (which number includes the 4,000,000 common shares sold in this offering and excludes the underwriters’ option to purchase additional shares) will be freely transferable in the United States without restriction under the Securities Act, except if any these common shares are acquired by one of our “affiliates” as defined in Rule 144 under the Securities Act. Immediately after the closing of this offering, certain directors, executive officers and affiliates of our Company will continue to own 13,997,907 of our common shares and these common shares will therefore be treated as “restricted securities” for purposes of Rule 144. The restricted securities held by these persons will be subject to the underwriters’ lock-up agreement, as described below. Restricted securities may not be resold except in compliance with the registration requirements of the Securities Act or under an exemption from those registration requirements, such as the exemptions provided by Rule 144, Regulation S and other exemptions under the Securities Act.

Registration Rights

Pursuant to the terms of the Recapitalization Agreement, in connection with the closing of the Merix Acquisition, on February 11, 2010, we entered into the 2010 Stockholder Agreement, by and among us and VG Holdings, which was formed by the Recapitalization Funds, and which, as of November 8, 2011, held approximately 76.3% of our common stock. Under the terms of the 2010 Stockholder Agreement, VG Holdings has the right, subject to certain reductions, to designate up to five directors to serve on the board of directors of the Company. In addition, the 2010 Stockholder Agreement provides VG Holdings with certain registration rights related to its shares of our common stock. The 2010 Stockholder Agreement will terminate on February 11, 2020.

We have filed a shelf registration statement with the Securities and Exchange Commission that became effective on April 7, 2011 and includes shares of our common stock currently owned by VG Holdings such that VG Holdings may offer and sell, from time to time, up to 15,562,558 shares of our common stock, including pursuant to this offering. We will not receive any proceeds from the sale of common stock by VG Holdings, but we may incur expenses in connection with the sale of those shares.

Rule 144

In general, under Rule 144 as currently in effect, a person or persons who is an affiliate, or whose shares are aggregated and who owns shares that were acquired from the issuer or an affiliate at least six months ago, would be entitled to sell, within any three-month period, a number of shares that does not exceed the greater of (i) 1% of our then outstanding common shares, which would be approximately 223,934 common shares immediately after this offering, or (ii) an amount equal to the average weekly reported volume of trading in our common shares on all national securities exchanges and/or reported through the automated quotation system of registered securities associations during the four calendar weeks preceding the date on which notice of the sale is filed with the SEC. Sales in reliance on Rule 144 are also subject to other requirements regarding the manner of sale, notice and availability of current public information about us.

A person or persons whose common shares are aggregated, and who is not deemed to have been one of our affiliates at any time during the 90 days immediately preceding the sale, may sell restricted securities in reliance on Rule 144(b)(1) without regard to the limitations described above, subject to our compliance with Exchange Act reporting obligations for at least three months before the sale, and provided that six months have expired since the date on which the same restricted securities were acquired from us or one of our affiliates, and provided further that such sales comply with the current public information provision of Rule 144 (until the securities have been held for one year). As defined in Rule 144, an “affiliate” of an issuer is a person that directly, or indirectly through one or more intermediaries, controls, or is controlled by, or is under common control with, that same issuer.

In connection with this offering, we, our officers, directors and VG Holdings have agreed to a 90-day lock-up with respect to our common shares and other of our securities that they beneficially own, including securities that are convertible into common shares and securities that are exchangeable or exercisable for common shares. This means that, without the prior written consent of Goldman, Sachs & Co. and Stifel, Nicolaus & Company, Incorporated for a period of 90 days following the date of this prospectus, we and such persons may not, subject to certain exceptions, offer, sell, contract to sell, pledge, grant any option to purchase, make any short sale or otherwise dispose of any common shares, or any options or warrants to purchase any common shares, or any securities convertible into, exchangeable for or that represent the right to receive common shares, whether now owned or hereinafter acquired (including holding as a custodian) or with respect to which such person has beneficial ownership.

As a result of these lock-up agreements and the rules of the Securities Act, the restricted shares will be available for sale in the public market, subject to certain volume and other restrictions, as mentioned above, as follows:

Date	Number of Shares Eligible for Sale	Comment
Date of the prospectus	8,395,530	Shares not locked up and eligible for sale freely or under Rule 144
90 days from the date of the prospectus	8,669,218	Lock-up released; shares eligible for sale under Rule 144

(1)	Assumes that the lock-up period will not be extended or waived in accordance with the terms of the lock-up agreement and that the underwriters do not exercise their option to purchase additional shares.
(2)	Excludes any shares which may be acquired by affiliates of the selling stockholder in this offering.

MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES FOR NON-U.S. HOLDERS

The following is a summary of the material U.S. federal income tax consequences of the ownership and disposition of shares of our common stock to a non-U.S. holder who purchases our common stock in this offering. For purposes of this discussion, a non-U.S. holder is any beneficial owner of our common stock that for U.S. federal income tax purposes is not a U.S. person (other than a partnership or other pass-through entity, as discussed below). The term “U.S. person” means:

•	an individual who is a citizen or resident of the United States;

•	a corporation or other entity taxable as a corporation created or organized in the United States or under the laws of the United States or any state thereof or the District of Columbia;

•	an estate whose income is subject to U.S. federal income tax regardless of its source; or

•

a trust (x) whose administration is subject to the primary supervision of a U.S. court and which has one or more U.S. persons who have the authority to control all substantial decisions of the trust or (y) which has made a valid election to be treated as a U.S. person.

If a partnership or other pass-through entity holds common stock, the tax treatment of a partner or member in the partnership or other entity will generally depend on the status of the partner or member and upon the activities of the partnership or other entity. Accordingly, we urge partnerships or other pass-through entities which hold shares of our common stock and partners or members in such partnerships or other entities to consult their tax advisors.

This discussion assumes that non-U.S. holders will hold shares of our common stock issued pursuant to the offering as a “capital asset” within the meaning of Section 1221 of the Internal Revenue Code of 1986, as amended, or the Code (generally, property held for investment). This discussion does not address all aspects of U.S. federal income taxation that may be relevant in light of a non-U.S. holder’s special tax status or special tax situations. Life insurance companies, U.S. expatriates, tax-exempt organizations, dealers in securities or currency, banks or other financial institutions, pension funds, controlled foreign corporations within the meaning of Section 957 Code, passive foreign investment companies within the meaning of Section 1297 of the Code, corporations that accumulate earnings to avoid U.S. federal income tax, and investors that hold shares of common stock as part of a hedge, straddle or conversion transaction are among those categories of potential investors that are subject to special rules not covered in this discussion. This discussion does not address any non-income tax consequences or any income tax consequences arising under the laws of any state, local or non-U.S. taxing jurisdiction or U.S. federal estate or gift tax laws. Furthermore, the following discussion is based on current provisions of the Code, Treasury Regulations and administrative and judicial interpretations thereof, all as in effect on the date hereof, and all of which are subject to change, possibly with retroactive effect. Additionally, we have not sought any ruling from the Internal Revenue Service, or IRS, with respect to statements made and conclusions reached in this discussion, and there can be no assurance that the IRS will agree with these statements and conclusions. We urge each prospective purchaser to consult a tax advisor regarding the U.S. federal, state, local and non-U.S. income and other tax consequences of acquiring, holding and disposing of shares of our common stock.

Distributions

As discussed above under “Dividend Policy,” we do not anticipate paying any cash dividends on our common stock in the foreseeable future. If, however, we do make distributions on our common stock, those payments will constitute dividends for U.S. tax purposes to the extent paid from our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. To the extent those distributions exceed our current and accumulated earnings and profits, the distributions will first constitute a return of capital and will reduce a holder’s basis, but not below zero, and then will be treated as gain from the sale of shares and may be subject to U.S. federal income tax as described below.

Any distribution that is a dividend, as described above, paid to a non-U.S. holder of common stock generally will be subject to U.S. withholding tax either at a rate of 30% of the gross amount of the dividend or such lower rate as may be specified by an applicable tax treaty. In order to receive a reduced treaty rate, a non-U.S. holder must timely provide us with an IRS Form W-8BEN (or applicable successor form) certifying qualification for the reduced rate. This certification must be provided to us or our paying agent prior to the payment of dividends and must be updated periodically.

Dividends received by a non-U.S. holder that are effectively connected with a U.S. trade or business conducted by the non-U.S. holder (and attributable to a non-U.S. holder’s permanent establishment in the United States if required by an applicable tax treaty) are exempt from this withholding tax. In order to obtain this exemption, a non-U.S. holder must timely provide us with an IRS Form W-8ECI properly certifying this exemption. Dividends that are so effectively connected (and, if required by an applicable tax treaty, attributable to a permanent establishment), although not subject to withholding tax, are taxed at the same graduated rates applicable to U.S. persons, net of specified deductions and credits. In addition, such dividends received by a corporate non-U.S. holder may also be subject to a branch profits tax at a rate of 30% (or such lower rate as may be specified in a tax treaty).

A non-U.S. holder of common stock that is eligible for a reduced rate of withholding tax pursuant to a tax treaty may obtain a refund of any excess amounts withheld if an appropriate claim for refund is filed with the IRS.

Gain on Disposition of Shares of Common Stock

A non-U.S. holder generally will not be subject to U.S. federal income tax on gain realized upon the sale or other disposition of shares of our common stock unless:

•	the gain is effectively connected with a U.S. trade or business of the non-U.S. holder (and, if required by an applicable tax treaty, attributable to a permanent establishment in the United States;

•

the non-U.S. holder is an individual who is present in the United States for a period or periods aggregating 183 days or more during the taxable year in which the sale or disposition occurs and certain other conditions are met; or

•

our common stock constitutes a U.S. real property interest by reason of our status as a “United States real property holding corporation” for U.S. federal income tax purposes at any time within the shorter of the five-year period preceding the date of disposition or the holder’s holding period for shares of our common stock. We believe that we are not currently, and we believe that we will not become, a “United States real property holding corporation” for U.S. federal income tax purposes. If we are or become a “United States real property holding corporation,” so long as our common stock is regularly traded on an established securities market, only a non-U.S. holder who, actually or constructively, holds or held (at any time during the shorter of the five-year period preceding the date of disposition or the holder’s holding period) more than 5% of shares of our common stock will be subject to U.S. federal income tax on the disposition of shares of our common stock.

If the recipient is a non-U.S. holder described in the first bullet or third bullet above, the recipient will be required to pay tax on the net gain derived from the sale under regular graduated U.S. federal income tax rates, and corporate non-U.S. holders described in the first bullet above may be subject to the branch profits tax at a 30% rate or such lower rate as may be specified by an applicable income tax treaty. Non-U.S. holders should consult their tax advisors regarding any applicable income tax treaties that may provide for different rules.

If the recipient is an individual non-U.S. holder described in the second bullet above, the recipient will be required to pay a flat 30% tax on the gain derived from the sale, which tax may be offset by U.S. source capital losses, provided that the non-U.S. holder has timely filed U.S. federal income tax returns with respect to such losses.

Backup Withholding and Information Reporting

Generally, we must report annually to the IRS the amount of dividends paid, the name and address of the recipient, and the amount, if any, of tax withheld. A similar report is sent to the holder. These information reporting requirements apply even if no withholding was required because the dividends were effectively connected with the holder’s conduct of a U.S. trade or business, or withholding was reduced or eliminated by an applicable tax treaty. Pursuant to tax treaties or other agreements, the IRS may make its reports available to tax authorities in the recipient’s country of residence.

Payments of dividends to a non-U.S. holder may be subject to backup withholding at the then effective rate unless the non-U.S. holder establishes an exemption, for example, by properly certifying its non-U.S. status on a Form W-8BEN or another appropriate version of Form W-8. Notwithstanding the foregoing, backup withholding may apply if either we or our paying agent has actual knowledge, or reason to know, that the holder is a U.S. person.

Payment of the proceeds from a non-U.S. holder’s disposition of our common stock made by or through a foreign office of a broker will not be subject to information reporting or backup withholding, except that information reporting (but generally not backup withholding) may apply to those payments if the broker does not have documentary evidence that the beneficial owner is a non-U.S. holder, an exemption is not otherwise established, and the broker is:

•	a U.S. person;

•	a controlled foreign corporation for U.S. federal income tax purposes;

•	a foreign person 50% or more of whose gross income is effectively connected with a U.S. trade or business for a specified three-year period; or

•

a foreign partnership if at any time during its tax year (1) one or more of its partners are U.S. persons who hold in the aggregate more than 50% of the income or capital interest in the partnership or (2) it is engaged in the conduct of a U.S. trade or business.

Payment of the proceeds from a non-U.S. holder’s disposition of our common stock made by or through the U.S. office of a broker generally will be subject to information reporting and backup withholding unless the non-U.S. holder certifies as to its non-U.S. status (such as by providing a valid IRS Form W-8BEN or W-8ECI) or otherwise establishes an exemption from information reporting and backup withholding.

Backup withholding is not an additional tax. Rather, the U.S. federal income tax liability of persons subject to backup withholding will be reduced by the amount of tax withheld. If withholding results in an overpayment of taxes, a refund or credit may be obtained, so long as the required information is furnished to the IRS in a timely manner.

Additional Withholding Relating to Foreign Accounts

Legislation enacted in March 2010 imposes a 30% withholding tax on certain types of payments made to “foreign financial institutions” and certain other non-U.S. entities. Under this legislation, the failure to comply with additional certification, information reporting and other specified requirements could result in withholding tax being imposed on payments of dividends and sales proceeds to foreign intermediaries and certain non-U.S. holders. The legislation imposes a 30% withholding tax on dividends on, or gross proceeds from the sale or other disposition of, our common stock paid to a foreign financial institution or to a foreign non-financial entity, unless (i) the foreign financial institution undertakes certain diligence and reporting obligations or (ii) the foreign non-financial entity either certifies it does not have any substantial U.S. owners or furnishes identifying information regarding each substantial U.S. owner. If the payee is a foreign financial institution, it must enter into an agreement with the U.S. Treasury requiring, among other things, that it undertake to identify accounts held by certain U.S. persons or U.S.-owned foreign entities, annually report certain information about such accounts, and withhold 30% on payments to account holders whose actions prevent it from complying with these reporting and other requirements. Although these rules would generally apply to payments made after December 31, 2012, the IRS has indicated, in recent guidance, that Treasury Regulations will be issued pursuant to which the withholding provisions described above would only apply to payments of dividends on our common stock on or after January 1, 2014 and to payments of gross proceeds from a sale or other disposition of our common stock on or after January 1, 2015. Prospective investors should consult their tax advisors regarding this legislation and the recent IRS guidance.

UNDERWRITING

We, the selling stockholder and the underwriters named below have entered into an underwriting agreement with respect to the shares being offered. Subject to certain conditions, each underwriter has severally agreed to purchase the number of shares indicated in the following table. Goldman, Sachs & Co. and Stifel, Nicolaus & Company, Incorporated are the representatives of the underwriters.

Underwriters	Number of Shares
Goldman, Sachs & Co
Stifel, Nicolaus & Company, Incorporated
Wells Fargo Securities, LLC
Macquarie Capital (USA) Inc.
Needham & Company, LLC
Houlihan Lokey
Total

The underwriters are committed to take and pay for all of the shares being offered, if any are taken, other than the shares covered by the option described below unless and until this option is exercised.

If the underwriters sell more shares than the total number set forth in the table above, the underwriters have an option to buy up to an additional 600,000 shares from us and the selling stockholder to cover such sales. They may exercise that option at any time, and from time to time, up to 30 days after the date of this prospectus supplement. If any shares are purchased pursuant to this option, the underwriters will severally purchase shares in approximately the same proportion as set forth in the table above.

The following tables show the per share and total underwriting discounts and commissions to be paid to the underwriters by us and the selling stockholder. Such amounts are shown assuming both no exercise and full exercise of the underwriters’ option to purchase 600,000 additional shares.

Paid by the Company
	No Exercise	Full Exercise
Per Share	$	$
Total	$	$

Paid by the Selling Stockholder
	No Exercise	Full Exercise
Per Share	$	$
Total	$	$

Shares sold by the underwriters to the public will initially be offered at the initial public offering price set forth on the cover of this prospectus supplement. Any shares sold by the underwriters to securities dealers may be sold at a discount of up to $         per share from the initial public offering price. If all the shares are not sold at the initial public offering price, the representatives may change the offering price and the other selling terms. The offering of the shares by the underwriters is subject to receipt and acceptance and subject to the underwriters’ right to reject any order in whole or in part.

We, our directors and executive officers, and the selling stockholder have agreed with the underwriters, subject to certain exceptions, not to dispose of or hedge any of their common stock or securities convertible into or exchangeable for shares of common stock during the period from the date of this prospectus supplement continuing through the date 90 days after the date of this prospectus supplement, except with the prior written consent of the representatives.

In connection with this offering, the underwriters may purchase and sell shares of common stock in the open market. These transactions may include short sales, stabilizing transactions and purchases to cover positions created by short sales. Shorts sales involve the sale by the underwriters of a greater number of shares than they are required to purchase in this offering. “Covered” short sales are sales made in an amount not greater than the underwriters’ option to purchase additional shares from us and the selling stockholder in this offering. The underwriters may close out any covered short position by either exercising their option to purchase additional shares or purchasing shares in the open market. In determining the source of shares to close out the covered short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase additional shares pursuant to the option granted to them. “Naked” short sales are any sales in excess of such option. The underwriters must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the common stock in the open market after pricing that could adversely affect investors who purchase in this offering. Stabilizing transactions consist of various bids for or purchases of common stock made by the underwriters in the open market prior to the completion of this offering.

The underwriters may also impose a penalty bid. This occurs when a particular underwriter repays to the underwriters a portion of the underwriting discount received by it because the representatives have repurchased shares sold by or for the account of such underwriter in stabilizing or short covering transactions.

Purchases to cover a short position and stabilizing transactions, as well as other purchases by the underwriters for their own accounts, may have the effect of preventing or retarding a decline in the market price of our stock, and together with the imposition of the penalty bid, may stabilize, maintain or otherwise affect the market price of the common stock. As a result, the price of the common stock may be higher than the price that otherwise might exist in the open market. If these activities are commenced, they may be discontinued at any time. These transactions may be effected on the NASDAQ Global Market, in the over-the-counter market or otherwise.

Foreign Selling Restrictions

European Economic Area

In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive (each, a Relevant Member State), each underwriter has represented and agreed that with effect from and including the date on which the Prospectus Directive is implemented in that Relevant Member State (the Relevant Implementation Date) it has not made and will not make an offer of shares to the public in that Relevant Member State prior to the publication of a prospectus in relation to the shares which has been approved by the competent authority in that Relevant Member State or, where appropriate, approved in another Relevant Member State and notified to the competent authority in that Relevant Member State, all in accordance with the Prospectus Directive, except that it may, with effect from and including the Relevant Implementation Date, make an offer of shares to the public in that Relevant Member State at any time:

(a)	to legal entities which are authorized or regulated to operate in the financial markets or, if not so authorized or regulated, whose corporate purpose is solely to invest in securities;

(b)	to any legal entity which has two or more of (1) an average of at least 250 employees during the last financial year; (2) a total balance sheet of more than €43,000,000 and (3) an annual net turnover of more than €50,000,000, as shown in its last annual or consolidated accounts;

(c)	to fewer than 100 natural or legal persons (other than qualified investors as defined in the Prospectus Directive) subject to obtaining the prior consent of the representatives for any such offer; or

(d)	in any other circumstances which do not require the publication by the Company of a prospectus pursuant to Article 3 of the Prospectus Directive.

For the purposes of this provision, the expression an “offer of shares to the public” in relation to any shares in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the shares to be offered so as to enable an investor to decide to purchase or subscribe the shares, as the same may be varied in that Relevant Member State by any measure implementing the Prospectus Directive in that Relevant Member State and the expression Prospectus Directive means Directive 2003/71/EC and includes any relevant implementing measure in each Relevant Member State.

United Kingdom

Each underwriter has represented and agreed that:

(a)	it has only communicated or caused to be communicated and will only communicate or cause to be communicated an invitation or inducement to engage in investment activity (within the meaning of Section 21 of the FSMA) received by it in connection with the issue or sale of the shares in circumstances in which Section 21(1) of the FSMA does not apply to the Company; and

(b)	it has complied and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to the shares in, from or otherwise involving the United Kingdom.

Hong Kong

The shares may not be offered or sold by means of any document other than (i) in circumstances which do not constitute an offer to the public within the meaning of the Companies Ordinance (Cap.32, Laws of Hong Kong), or (ii) to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap.571, Laws of Hong Kong) and any rules made thereunder, or (iii) in other circumstances which do not result in the document being a “prospectus” within the meaning of the Companies Ordinance (Cap.32, Laws of Hong Kong), and no advertisement, invitation or document relating to the shares may be issued or may be in the possession of any person for the purpose of issue (in each case whether in Hong Kong or elsewhere), which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the laws of Hong Kong) other than with respect to shares which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap. 571, Laws of Hong Kong) and any rules made thereunder.

Singapore

This prospectus has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the shares may not be circulated or distributed, nor may the shares be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor under Section 274 of the Securities and Futures Act, Chapter 289 of Singapore

(the “SFA”), (ii) to a relevant person, or any person pursuant to Section 275(1A), and in accordance with the conditions, specified in Section 275 of the SFA or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA.

Where the shares are subscribed or purchased under Section 275 by a relevant person which is: (a) a corporation (which is not an accredited investor) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or (b) a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary is an accredited investor, shares, debentures and units of shares and debentures of that corporation or the beneficiaries’ rights and interest in that trust shall not be transferable for 6 months after that corporation or that trust has acquired the shares under Section 275 except: (1) to an institutional investor under Section 274 of the SFA or to a relevant person, or any person pursuant to Section 275(1A), and in accordance with the conditions, specified in Section 275 of the SFA; (2) where no consideration is given for the transfer; or (3) by operation of law.

Japan

The securities have not been and will not be registered under the Financial Instruments and Exchange Law of Japan (the Financial Instruments and Exchange Law) and each underwriter has agreed that it will not offer or sell any securities, directly or indirectly, in Japan or to, or for the benefit of, any resident of Japan (which term as used herein means any person resident in Japan, including any corporation or other entity organized under the laws of Japan), or to others for re-offering or resale, directly or indirectly, in Japan or to a resident of Japan, except pursuant to an exemption from the registration requirements of, and otherwise in compliance with, the Financial Instruments and Exchange Law and any other applicable laws, regulations and ministerial guidelines of Japan.

We estimate that our share of the total expenses of this offering, excluding underwriting discounts and commissions, will be approximately $0.7 million.

The company and the selling stockholder have agreed to indemnify the several underwriters against certain liabilities, including liabilities under the Securities Act.

Affiliates of members of the selling stockholder may purchase shares in this offering. See “Selling Stockholder” for more information.

The underwriters and their respective affiliates are full service financial institutions engaged in various activities, which may include securities trading, commercial and investment banking, financial advisory, investment management, investment research, principal investment, hedging, financing and brokerage activities. Certain of the underwriters and their respective affiliates have, from time to time, performed, and may in the future perform, various financial advisory and investment banking services for the Company, for which they received or will receive customary fees and expenses. Wells Fargo Capital Finance, LLC, an affiliate of Wells Fargo Securities, LLC, is the administrative agent and sole lead arranger, manager and bookrunner under our Senior Secured 2010 Credit Facility and has received fees from us in such capacity.

In the ordinary course of their various business activities, the underwriters and their respective affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for their own account and for the accounts of their customers, and such investment and securities activities may involve securities and/or instruments of the Company. The underwriters and their respective affiliates may also make investment recommendations and/or publish or express independent research views in respect of such securities or instruments and may at any time hold, or recommend to clients that they acquire, long and/or short positions in such securities and instruments.

LEGAL MATTERS

Jones Day will pass on the validity of the common stock being offered hereby. Certain legal matters related to the offering will be passed upon for the underwriters by Latham & Watkins LLP.

EXPERTS

The consolidated financial statements of Viasystems Group, Inc. and subsidiaries appearing in Viasystems Group, Inc.’s Annual Report (Form 10-K) for the year ended December 31, 2010, and the effectiveness of the Company’s internal control over financial reporting as of December 31, 2010, excluding the internal control over financial reporting of entities acquired through the Merix Corporation acquisition on February 16, 2010, have been audited by Ernst & Young LLP, independent registered public accounting firm, as set forth in its reports thereon, which as to the report on the effectiveness of the Company’s internal control over financial reporting contains an explanatory paragraph describing the above referenced exclusion of entities acquired through the Merix Corporation acquisition on February 16, 2010 from the scope of such firm’s audit of internal control over financial reporting, included therein, and incorporated herein by reference. Such financial statements have been incorporated herein by reference in reliance upon such reports given on the authority of such firm as experts in accounting and auditing.

The audited consolidated financial statements and schedule of Merix Corporation as of May 30, 2009 and May 31, 2008 and for each of the three years in the period ended May 30, 2009, incorporated by reference in this prospectus and registration statement have been so incorporated by reference in reliance upon the reports of Grant Thornton LLP, independent registered accountants, upon the authority of said firm as experts in accounting and auditing in giving said reports.

WHERE YOU CAN FIND MORE INFORMATION

We are subject to the reporting requirements of the Exchange Act, and in accordance therewith file reports, including annual, quarterly and current reports, proxy statements and other information with the SEC. Such reports, proxy statements and other information may be inspected and copied at prescribed rates at the public reference facilities maintained by the SEC at the SEC’s Public Reference Room, 100 F Street, N.E., Washington, D.C. 20549. Further information on the Public Reference Room may be obtained by calling the SEC at 1-800-SEC-0330. In addition, such reports, proxy statements and other information may be accessed through the SEC Internet website located at http://www.sec.gov.

We have filed with the SEC a registration statement on Form S-3 under the Securities Act for the registration under the Securities Act of the securities offered under this prospectus supplement and the accompanying prospectus. This prospectus supplement and the accompanying prospectus do not contain all the information set forth in the registration statement, parts of which are omitted in accordance with the rules and regulations of the SEC. Reference is hereby made to the registration statement which contains further information with respect to our company and our securities. Statements herein concerning the provisions of documents filed as exhibits to the registration statement are necessarily summaries of such documents, and each such statement is qualified by reference to the copy of the applicable document filed with the SEC.

INCORPORATION OF CERTAIN INFORMATION BY REFERENCE

We incorporate by reference in this prospectus supplement the documents listed below, each of which should be considered an important part of this prospectus supplement.

•

Our Annual Report on Form 10-K for the year ended December 31, 2010, filed with the SEC on February 9, 2011, including those portions of our Definitive Proxy Statement on Schedule 14A filed with the SEC on March 7, 2011 and incorporated by reference therein;

•	Our Quarterly Reports on Form 10-Q for the quarters ended March 31, 2011, June 30, 2011 and September 30, 2011, filed with the SEC on May 3, 2011, August 10, 2011 and November 8, 2011, respectively;

•	Our current reports on Form 8-K filed with the SEC on February 15, 2011, April 12, 2011, May 6, 2011 and July 5, 2011 and our current report on Form 8-K/A filed with the SEC March 7, 2011;

•

The audited consolidated balance sheets of Merix as of May 30, 2009 and May 31, 2008 and the consolidated statements of operations, shareholders’ equity and comprehensive income (loss) and cash flows for the fiscal years ended May 30, 2009, May 31, 2008 and May 26, 2007, and the notes related thereto included in Item 8 of Merix’ Annual Report on Form 10-K for the fiscal year ended May 30, 2009, filed with the SEC on July 30, 2009;

•

The unaudited consolidated balance sheet of Merix as of November 28, 2009 and the unaudited consolidated statements of operations, shareholders’ equity and comprehensive income (loss) and cash flows for the six months ended November 28, 2009 and November 29, 2008, and the notes related thereto included in Item 1 of Merix’ Quarterly Report on Form 10-Q for the period ended November 28, 2009, filed with the SEC on January 5, 2010; and

•

The description of our common stock, par value $0.01 per share, contained in our Registration Statement on Form S-4 (Registration No. 333-163040), as amended, which description is incorporated by reference into our Form 8-A filed with the SEC on February 12, 2010 (as amended on February 17, 2010) and any amendment or report filed for the purpose of further updating such description.

All documents subsequently filed by the Company pursuant to Sections 13(a), 13(c), 14 and 15(d) of the Exchange Act, prior to the filing of a post-effective amendment which indicates that all securities offered hereby have been sold or which deregisters all securities then remaining unsold, shall be deemed to be incorporated by reference herein and to be a part hereof from the date of the filing of such documents.

Any statement contained in a document incorporated or deemed to be incorporated by reference in this registration statement shall be deemed to be modified or superseded for purposes of this registration statement to the extent that a statement contained in this registration statement, or in any other subsequently filed document that also is or is deemed to be incorporated by reference in this registration statement, modifies or supersedes such prior statement. Any statement contained in this registration statement shall be deemed to be modified or superseded to the extent that a statement contained in a subsequently filed document that is or is deemed to be incorporated by reference in this registration statement modifies or supersedes such prior statement. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this registration statement.

You may obtain, free of charge, a copy of any of our filings (other than exhibits to these documents, unless the exhibits are specifically incorporated by reference into these documents or referred to in this prospectus) by writing or calling us at the following address and telephone number:

101 South Hanley Road

St. Louis, Missouri 63105

(314) 746-2205

PROSPECTUS

Viasystems Group, Inc.

$150,000,000

Common Stock

Preferred Stock

Subscription Rights

Warrants

Depositary Shares

Purchase Contracts

Units

15,562,558 Shares of Common Stock Offered by the Selling Stockholder

We may offer and sell, from time to time in one or more offerings, any combination of common stock, par value $0.01 per share, preferred stock, par value $0.01 per share, subscription rights, warrants, depositary shares and purchase contracts, as well as units that include any of these securities or securities of other entities, having an aggregate initial offering price of up to $150,000,000. In addition, the selling stockholder identified in this prospectus, or any of its transferees, donees, pledgees or other successors, may offer and sell, from time to time, up to 15,562,558 shares of our common stock. We will not receive any proceeds from the sale of common stock by the selling stockholder, but we will incur expenses in connection with the sale of those shares. We and the selling stockholder may offer securities at the same time or in separate transactions.

Each time we sell the securities hereunder, we will attach a supplement to this prospectus that contains specific information about the terms of the offering, including the price at which we are offering the securities to the public. The prospectus supplement may also add, update or change information contained or incorporated in this prospectus. You should read this prospectus and the applicable prospectus supplement carefully before you invest in our securities.

The shares of common stock to be offered and sold by the selling stockholder, or any of its transferees, donees, pledgees or other successors, are being registered to permit the sale of these shares from time to time, in amounts, at prices and on terms determined at the time of offering. The shares of common stock being sold by the selling stockholder may be sold through ordinary brokerage transactions, directly to market makers of our shares or through any other means described in the section of this prospectus entitled “Plan of Distribution.”

Except in the case of offers and sales by the selling stockholder or any of its transferees, donees, pledges or other successors in circumstances described under “Plan of Distribution,” this prospectus may not be used to offer or sell securities unless accompanied by a prospectus supplement.

Our common stock is listed on the NASDAQ Global Market under the symbol “VIAS.” The last reported sale price of our common stock on March  28, 2011 was $27.66 per share.

Investing in our securities involves risks. See “Risk Factors” on page 4.

Neither the Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

The date of this prospectus is April 7, 2011.

ABOUT THIS PROSPECTUS

This prospectus is part of a registration statement that we filed with the Securities and Exchange Commission (the “SEC”) using a “shelf” registration process. Under this shelf registration process, we may sell any combination of the securities described in this prospectus from time to time in one or more offerings. This prospectus provides certain general information about the securities that we may offer. Each time we sell securities under this shelf registration statement, we will provide a prospectus supplement that will contain specific information about the terms of that offering.

The prospectus supplement may also add, update or change the information contained in this prospectus. The prospectus supplement will supersede this prospectus to the extent it contains information that is different from, or that conflicts with, the information contained in this prospectus. You should read and consider all information contained in this prospectus and any accompanying prospectus supplement in making your investment decision. You should read and consider the information contained in the documents identified under the heading “Incorporation of Certain Information by Reference” and “Where You Can Find More Information.”

The selling stockholder also may use the shelf registration statement to sell an aggregate of 15,562,558 shares of our common stock from time to time in the public market. We will not receive any proceeds from the sale of common stock by the selling stockholder. The selling stockholder may deliver a supplement with this prospectus, if required, to update the information contained in this prospectus. The selling stockholder may sell its shares of common stock through any means described in the section entitled “Plan of Distribution” or in an accompanying prospectus supplement. As used herein, the term “selling stockholder” includes the selling stockholder and any of its transferees, donees, pledgees or other successors.

We and the selling stockholder have not authorized any dealer, salesman or other person to give any information or to make any representation other than those contained or incorporated by reference in this prospectus and any accompanying supplement to this prospectus. You must not rely upon any information or representation not contained or incorporated by reference in this prospectus or any accompanying prospectus supplement. This prospectus and any accompanying prospectus supplement do not constitute an offer to sell or the solicitation of an offer to buy any securities other than the registered securities to which they relate, nor do they constitute an offer to sell or the solicitation of an offer to buy securities in any jurisdiction to any person to whom it is unlawful to make such offer or solicitation in such jurisdiction. You should not assume that the information contained in this prospectus is accurate on any date subsequent to the date set forth on the front of the document or that any information we have incorporated by reference is correct on any date subsequent to the date of the document incorporated by reference, even though this prospectus and any accompanying prospectus supplement is delivered or securities sold on a later date.

In this prospectus, unless otherwise specified or the context otherwise requires, “Viasystems,” “the Company,” “we,” “us” and “our” refer to Viasystems Group, Inc. and its subsidiaries.

OUR COMPANY

We are a leading worldwide provider of complex multi-layer printed circuit boards (“PCBs”) and electro-mechanical solutions (“E-M Solutions”). PCBs serve as the “electronic backbone” of almost all electronic equipment, and our E-M Solutions products and services integrate PCBs and other components into finished or semi-finished electronic equipment, which include custom and standard metal enclosures, metal cabinets, metal racks and sub-racks, backplanes, cable assemblies and busbars.

On February 16, 2010, we acquired Merix Corporation (“Merix”) in a transaction pursuant to which Merix became a wholly owned subsidiary of Viasystems (the “Merix Acquisition”), which (i) increased our PCB manufacturing capacity by adding four additional PCB production facilities, (ii) added North American PCB quick-turn production capability and (iii) added military and aerospace to our already diverse end-user markets.

In connection with the Merix Acquisition, we recapitalized our company, including the conversion of all outstanding shares of preferred stock to common stock, and our common stock was listed on the NASDAQ Global Market under the symbol “VIAS.”

The products we manufacture include, or can be found in, a wide variety of commercial products, including automotive engine controls, hybrid converters, automotive electronics for navigation, safety, entertainment and anti-lock braking systems, telecommunications switching equipment, data networking equipment, computer storage equipment, electronic defense and aerospace systems, wind and solar energy applications and several other complex industrial, medical and technical instruments. Our broad offering of E-M Solutions products and services includes component fabrication, component integration, and final system assembly and testing. These services can be bundled with our PCBs to provide an integrated solution to our customers.

We are headquartered in St. Louis, Missouri. The mailing address for our headquarters is 101 South Hanley Road, St. Louis, Missouri 63105, and our telephone number at that location is (314) 727-2087. We can also be reached at our website, www.viasystems.com (which is not intended to be an active hyperlink in this prospectus). The contents of our website are not part of this prospectus and the reference to our website does not constitute incorporation by reference into the prospectus or any accompanying prospectus supplement of the information contained therein.

RISK FACTORS

You should carefully consider the specific risks set forth under the caption “Risk Factors” in the applicable prospectus supplement and under the caption “Risk Factors” in any of our filings with the SEC pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 (the “Exchange Act”), incorporated by reference herein, before making an investment decision. For more information, see “Where You Can Find More Information.”

FORWARD-LOOKING STATEMENTS

Some of the statements contained in this prospectus are forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 (the “Securities Act”) and 21E of the Exchange Act, including, in particular, statements about our plans, strategies and prospects and industry estimates. These statements identify prospective information and include words such as “expect,” “plan,” “anticipate,” “believe,” “estimate,” “predict,” “project” and similar expressions. Forward-looking statements are based on information available to us as of the date of this prospectus. Current expectations, forecasts and assumptions involve a number of risks, uncertainties and other factors that could cause actual results to differ materially from those anticipated by these forward-looking statements. We caution you therefore that you should not rely on any of these forward-looking statements as statement of historical fact or as guarantees of future performance.

Factors that could cause actual results to differ materially from those expressed or implied by forward-looking statements include, but are not limited to:

•	declines in gross margin as a result of excess capacity;

•	our significant reliance on net sales to our largest customers;

•	fluctuations in our operating results;

•	our history of losses;

•	our reliance on the automotive industry and the telecommunications and networking industries;

•	risks associated with the credit risk of our customers and suppliers;

•	influence of significant stockholders;

•	our qualification as a “controlled company” within the meaning of the rules of NASDAQ;

•	our significant foreign operations and risks relating to currency fluctuations;

•	relations with and regulations imposed by the Chinese government, including power rationing;

•	our dependence on the electronics industry, which is highly cyclical and subject to significant downturns in demand;

•	shortages of, or price fluctuations with respect to, raw materials and increases in oil prices;

•	our ability to compete in a highly competitive industry and to respond to rapid technological changes;

•	reduction in, or cancellation of, customer orders;

•	risks associated with manufacturing defective products and failure to meet quality control standards;

•	uncertainty and adverse changes in the economy and financial markets;

•	risks relating to success of PCB manufacturers in Asia;

•	failure to maintain good relations with minority investors in China;

•	failure to align manufacturing capacity with customer demand;

•	damage to our manufacturing facilities or information systems;

•	loss of key personnel and high employee turnover;

•	risks associated with governmental and environmental regulation, including regulation associated with climate change and greenhouse gas emissions;

•	our exposure to income tax fluctuations;

•	failure to comply with, or expenses related to compliance with, export laws or other laws applicable to our foreign operations, including the FCPA;

•	our ability to renew leases of our manufacturing facilities;

•	risks associated with future restructuring charges; and

•	risks relating to our substantial indebtedness.

The foregoing factors should not be construed as exhaustive and should be read together with the other cautionary statements included in this prospectus and other reports we file with the SEC, including the information in “Item 1A. Risk Factors” and “Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations” of our Annual Report on Form 10-K for the year ended December 31, 2010. There may be other factors that may cause our actual results to differ materially from the forward-looking statements. If one or more events related to these or other risks or uncertainties materialize, or if our underlying assumptions prove to be incorrect, actual results may differ materially from what we anticipate. We undertake no obligation to publicly update or revise any forward-looking statement.

DESCRIPTION OF CAPITAL STOCK

The following description of the material terms of our capital stock does not purport to be complete and is qualified in its entirety by reference to our certificate of incorporation and bylaws, which documents are incorporated by reference as exhibits to the registration statement of which this prospectus is a part, and the applicable provisions of the Delaware General Corporation Law (the “DGCL”). All references within this section to common stock or preferred stock mean our common stock or preferred stock, respectively, unless otherwise noted.

Authorized Capital Stock

We are authorized to issue 125,000,000 shares of capital stock, consisting of 100,000,000 shares of common stock, par value $0.01 per share, and 25,000,000 shares of preferred stock, par value $0.01 per share. As of March 28, 2011, there were 20,392,604 shares of our common stock and no shares of our preferred stock issued and outstanding.

Description of Common Stock

Voting Rights

Except as otherwise provided by law, each share of common stock has identical rights and privileges in every respect. The holders of shares of common stock are entitled to vote upon all matters submitted to a vote of the stockholders and are entitled to one vote for each share of common stock held. Our stockholders are not entitled to cumulative voting of their shares in elections of directors.

Dividends

Subject to any prior rights and preferences applicable to shares of preferred stock, the holders of shares of common stock are entitled to receive dividends as may be declared by our board of directors from time to time out of funds legally available.

Liquidation Rights

In the event of any voluntary or involuntary liquidation, dissolution or winding up of Viasystems, after distribution in full of any preferential amounts to be distributed to the holders of preferred stock and subject to the rights of the holders of preferred stock to participate, the holders of our common stock will be entitled to receive all of the remaining assets of Viasystems available for distribution to its stockholders, ratably in proportion to the number of shares of common stock held by them.

Preemptive Rights

The holders of common stock do not have any preemptive right to subscribe for, purchase or otherwise acquire shares of any class or series of our capital stock.

Transfer Agent and Registrar

The transfer agent and registrar for our common stock is Computershare Trust Company, N.A.

Anti-takeover Provisions

The DGCL and our bylaws contain provisions which could discourage or make more difficult a change of control of Viasystems without the support of the board of directors. A summary of these provisions follows.

Notice Provisions Relating to Stockholder Proposals and Nominees

Our bylaws contain provisions requiring stockholders to give us advance written notice of a proposal or director nomination in order to have the proposal or the nominee considered at an annual meeting of stockholders. The notice must usually be given not earlier than 120 days and not later than 90 days before the first anniversary of the preceding year’s annual meeting. The notice must also contain the information specified in our bylaws.

Stockholders must also give advance written notice to us of director nominations in order to have the nominee considered at a special meeting of stockholders at which directors are to be elected pursuant to the notice of meeting. The notice must usually be given not earlier than 120 days and not later than 90 days before the special meeting.

Under our certificate of incorporation and bylaws, a special meeting of stockholders may be called by the chairman of the board, the board of directors (pursuant to a resolution adopted by a majority of directors) or our president. However, for so long as VG Holdings, LLC (“VG Holdings”) owns 35% or more of our outstanding capital stock, then, subject to certain conditions, a special meeting must be called by the board of directors upon written request of one or more record holders of our shares of capital stock representing not less than 35% of the total number of shares entitled to vote on the matters to be brought before the proposed special meeting.

Provisions Regarding Written Consent of Stockholders

Under our certificate of incorporation and bylaws, as long as VG Holdings own 50% or more of our outstanding capital stock, any action required or permitted to be taken by the stockholders may be taken without a meeting if a consent in writing, setting forth the action taken, is signed by the holders of record of our capital stock having not less than the minimum number of votes that would be necessary to authorize the action at a meeting at which the holders of all shares of capital stock authorized to vote on the action were present and voted. If VG Holdings owns less than 50% of the outstanding shares of our capital stock, then no action may be authorized by the stockholders without a meeting except for action taken with the unanimous consent of all holders of capital stock authorized to vote on the action.

Business Combinations

We are a Delaware corporation subject to Section 203 of DGCL. Section 203 provides that, subject to certain exceptions specified in the law, a Delaware corporation may not engage in certain “business combinations” with any “interested stockholder” for a three-year period following the time that the stockholder became an interested stockholder unless:

•	prior to such time, our board of directors approved either the business combination or the transaction that resulted in the stockholder becoming an interested stockholder;

•

upon consummation of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock outstanding at the time the transaction commenced, excluding certain shares; or

•

at or subsequent to that time, the business combination is approved by our board of directors and by the affirmative vote (at a stockholder meeting and not by written consent) of the holders of at least 662/3% of the outstanding voting stock that is not owned by the interested stockholder.

Generally, pursuant to the DGCL, a “business combination” includes, among other things, a merger, asset or stock sale or other transaction resulting in a financial benefit to the interested stockholder. Subject to certain exceptions, an “interested stockholder” is a person who, together with that person’s affiliates and associates, owns, or within the previous three years did own, 15% or more of our voting stock.

Under certain circumstances, Section 203 makes it more difficult for a person who would be an “interested stockholder” to effect various business combinations with a corporation for a three year period. The provisions of Section 203 may encourage companies interested in acquiring us to negotiate in advance with its board of directors because the stockholder approval requirement would be avoided if our board of directors approves either the business combination or the transaction that results in the stockholder becoming an interested stockholder. These provisions also may make it more difficult to accomplish transactions that stockholders may otherwise deem to be in their best interests.

Description of Preferred Stock

The preferred stock may be issued from time to time in one or more classes or series, the shares of each class or series to have the designations and powers, preferences, rights, qualifications, limitations and restrictions thereof as are stated and expressed in our certificate of incorporation and in the resolution or resolutions providing for the issuance of that class or series adopted by our board of directors.

The board of directors has the authority to create one or more classes or series of preferred stock and, with respect to each class or series, to fix and state the following:

•	the voting rights of the class or series;

•	the number of shares constituting the class or series and the designation of the class or series;

•	the preferences, and relative, participating, optional or other special rights, if any, and the qualifications, limitations or restrictions thereof, if any, with respect to any class or series;

•

whether or not the shares of the class or series will be redeemable at our option or the holders of the class or series or upon a specified event, and, if redeemable, the redemption price or prices and the time or times at which the shares will be redeemable;

•

whether or not the shares of the class or series will be subject to the operation of retirement or sinking funds to be applied to the purchase or redemption of the shares for retirement, and if retirement or sinking funds are to be established, the annual amount of those funds;

•

the dividend rate, the conditions upon which and the times when dividends are payable, the preference to the payment of dividends payable on any other class or series of stock, whether the dividends will be cumulative, and if cumulative, the date from which the dividends will accumulate;

•

the preferences, if any, and the amounts of those preferences which the holders of the class or series will be entitled to receive upon the voluntary or involuntary dissolution of Viasystems, or upon any distribution of our assets;

•

whether or not the shares of the class or series will be convertible into or exchangeable for, the shares of any other class or series of stock, and the conversion price or ratio or rate at which the exchange may be made; and

•	other special rights and protective provisions as our board of directors deems advisable.

The shares of each class or series of preferred stock may vary from the shares of any other class or series in any or all of the foregoing respects. Our board of directors may increase or decrease the number of shares of the preferred stock designated for any existing class or series by a resolution adding or subtracting from the class or series; provided, however, that the board of directors may not decrease the number of shares of any existing class or series to a number less than the number of shares of that class or series then issued and outstanding.

DESCRIPTION OF SUBSCRIPTION RIGHTS

We may issue to our stockholders subscription rights to purchase our common stock, preferred stock, depositary shares or other securities. These subscription rights may be issued independently or together with any other security offered by us under this prospectus and may or may not be transferable by the stockholder receiving the rights in the rights offering. In connection with any rights offering, we may enter into a standby underwriting agreement with one or more underwriters pursuant to which the underwriter will purchase any securities that remain unsubscribed for upon completion of the rights offering.

The applicable prospectus supplement relating to any subscription rights will describe the terms of the offered subscription rights, including, where applicable, the following:

•	the exercise price for the subscription rights;

•	the number of subscription rights issued to each stockholder;

•	the extent to which the subscription rights are transferable;

•	any other terms of the subscription rights, including terms, procedures and limitations relating to the exchange and exercise of the subscription rights;

•	the date on which the right to exercise the subscription rights will commence and the date on which the right will expire;

•	the extent to which the subscription rights include an over-subscription privilege with respect to unsubscribed securities; and

•	the material terms of any standby underwriting arrangement entered into by us in connection with the subscription rights offering.

The description in the applicable prospectus supplement of any subscription rights we offer will not necessarily be complete and will be qualified in its entirety by reference to the applicable subscription rights certificate or subscription rights agreement, which will be filed with the SEC if we offer subscription rights. For more information on how you can obtain copies of any subscription rights certificate or subscription rights agreement if we offer subscription rights, see “Where You Can Find More Information.” We urge you to read the applicable subscription rights certificate, the applicable subscription rights agreement and any applicable prospectus supplement in their entirety.

DESCRIPTION OF WARRANTS

We may issue warrants for the purchase of common stock, preferred stock, depositary shares or any combination thereof. We may issue warrants independently or together with any other securities offered by us under any prospectus supplement. Warrants may be attached to or separate from the other offered securities. Each series of warrants will be issued under a separate warrant agreement we will enter into with a warrant agent specified in the applicable prospectus supplement. The warrant agent will act solely as our agent in connection with the series of warrants and will not assume any obligation or relationship of agency or trust for or with any holders or beneficial owners of the warrants. Further terms of the warrants and the applicable warrant agreements will be set forth in the applicable prospectus supplement.

The applicable prospectus supplement will describe the terms of the warrants in respect of which this prospectus is being delivered, including, where applicable, the following:

•	the title of the warrants;

•	the aggregate number of the warrants;

•	the price or prices at which the warrants will be issued;

•	the designation, number or principal amount and terms of the common stock, preferred stock and/or depositary shares purchasable upon exercise of the warrants;

•	the designation and terms of the offered securities, if any, with which the warrants are issued and the number of the warrants issued with each offered security;

•	the date, if any, on and after which the warrants and the related underlying securities will be separately transferable;

•	the price at which each underlying security purchasable upon exercise of the warrants may be purchased;

•	the date on which the right to exercise the warrants shall commence and the date on which that right shall expire;

•	the minimum or maximum amount of the warrants that may be exercised at any one time;

•	information with respect to book entry procedures, if any;

•	a discussion of certain federal income tax considerations; and

•	any other terms of the warrants, including terms, procedures and limitations relating to the exchange and exercise of the warrants.

DESCRIPTION OF DEPOSITARY SHARES

We may offer depositary shares (either separately or together with other securities) representing fractional shares of preferred stock of any series. In connection with the issuance of any depositary shares, we will enter into a deposit agreement with a bank or trust company, as depositary, which will be named in the applicable prospectus supplement. Depositary shares will be evidenced by depositary receipts issued pursuant to the related deposit agreement. Immediately following our issuance of the security related to the depositary shares, we will deposit the shares of preferred stock with the relevant depositary and will cause the depositary to issue, on our behalf, the related depositary receipts. Subject to the terms of the deposit agreement, each owner of a depositary receipt will be entitled, in proportion to the fraction of a share of preferred stock represented by the related depositary share, to all the rights, preferences and privileges of, and will be subject to all of the limitations and restrictions on, the preferred stock represented by the depositary receipt (including, if applicable, dividend, voting, conversion, exchange, redemption, sinking fund, repayment at maturity, subscription and liquidation rights).

DESCRIPTION OF PURCHASE CONTRACTS

We may issue purchase contracts, including contracts obligating holders to purchase from us, and for us to sell to holders, a specific or varying number of shares of our common stock or preferred stock, depositary shares, warrants or securities of a third party, or any combination of the above, at a future date or dates. Alternatively, the purchase contracts may obligate us to purchase from holders, and obligate holders to sell to us, a specific or varying number of shares of our common stock or preferred stock, depositary shares, warrants or other property. The price per share of preferred stock or common stock or price of other securities may be fixed at the time the purchase contracts are issued or may be determined by reference to a specific formula described in the purchase contracts. We may issue purchase contracts separately or as a part of units each consisting of a purchase contract and one or more of our other securities described in this prospectus or securities of third parties, including U.S. Treasury securities, securing the holder’s obligations under the purchase contract. The purchase contracts may require us to make periodic payments to holders or vice versa and the payments may be unsecured or pre-funded on some basis. The purchase contracts may require holders to secure the holder’s obligations in a specified manner that we will file with the SEC in connection with a public offering relating to the purchase contracts.

The applicable prospectus supplement will describe the terms of any purchase contracts in respect of which this prospectus is being delivered, including, to the extent applicable, the following:

•

whether the purchase contracts obligate the holder or us to purchase or sell, or both purchase and sell, the securities subject to purchase under the purchase contract, and the nature and amount of each of those securities, or the method of determining those amounts;

•	whether the purchase contracts are to be prepaid or not;

•	whether the purchase contracts are to be settled by delivery, or by reference or linkage to the value, performance or level of the securities subject to purchase under the purchase contract;

•	any acceleration, cancellation, termination or other provisions relating to the settlement of the purchase contracts; and

•	whether the purchase contracts will be issued in fully registered or global form.

DESCRIPTION OF UNITS

We may issue units comprising one or more securities described in this prospectus in any combination. Units may also include debt obligations of third parties, such as U.S. Treasury securities. Each unit will be issued so that the holder of the unit also is the holder of each security included in the unit. Thus, the unit will have the rights and obligations of a holder of each included security. The unit agreement under which a unit is issued may provide that the securities included in the unit may not be held or transferred separately at any time or at any time before a specified date.

The applicable prospectus supplement will describe the terms of any units in respect of which this prospectus is being delivered, including, to the extent applicable, the following:

•	the designation and terms of the units and the securities comprising the units, including whether and under what circumstances those securities may be held or transferred separately;

•	any provision for the issuance, payment, settlement, transfer or exchange of the units or of the securities comprising the units; and

•	whether the units will be issued in fully registered or global form.

USE OF PROCEEDS

Except as may be stated in the applicable prospectus supplement, we intend to use the net proceeds we receive from the sale of the securities offered by this prospectus for general corporate purposes, which may include, among other things, repayment of debt, capital expenditures, the financing of possible business expansions and acquisitions, increasing our working capital and the financing of ongoing operating expenses and overhead.

We will not receive any proceeds from the sale of shares of our common stock by the selling stockholder.

SELLING STOCKHOLDER

All of the shares of common stock registered for sale by the selling stockholder pursuant to this prospectus are shares owned by VG Holdings. In connection with the Merix Acquisition, affiliates of HM Capital Partners LLC, affiliates of GSC Group, Inc. and TCW Shared Opportunities Fund III, L.P (collectively, the “Funds”) formed VG Holdings pursuant to the terms of a recapitalization agreement, dated October 6, 2009, between the Funds and the Company.

In connection with the closing of the Merix Acquisition, we entered into a stockholder agreement with VG Holdings. Under the stockholder agreement, VG Holdings has certain registration rights related to shares of our common stock. The registration rights include, subject to the conditions set forth in the stockholder agreement, the right to (i) request registration of its shares of the Company’s common stock up to three times, (ii) “piggyback” on any registration statement that we file on an unlimited basis, and (iii) request registration of its shares of our common stock up to twice a year, if we are eligible to file a registration statement on Form S-3. Pursuant to VG Holding’s rights under the stockholder agreement, we are registering 15,562,558 shares of common stock for sale by VG Holdings pursuant to this prospectus. For more information on the stockholder agreement, see “Note 2. The 2010 Recapitalization” to our consolidated financial statements, included in our Annual Report on Form 10-K for the year ended December 31, 2010, which is incorporated by reference in this prospectus and registration statement.

The following table sets forth information with respect to VG Holdings and the shares of common stock it beneficially owns, including shares that may be offered under this prospectus. Because VG Holdings may offer all or some portion of the common stock, no estimate can be given as to the amount of the common stock that will be held by VG Holdings upon completion of this offering. For purposes of the table below, however, we have assumed that after completion of this offering, none of the shares covered by the prospectus will be held by VG Holdings.

Name of Selling Stockholder	Beneficial Ownership Prior to Offering	Number of Shares Offered	Beneficial Ownership After Offering	Percent of Beneficial Ownership After Offering
VG Holdings, LLC(1)	15,562,558	15,562,558	—	—

(1)	Affiliates of HM Capital Partners LLC (collectively, “HM Capital”) and affiliates of GSC Group, Inc. (collectively, “GSC”) exercise shared voting and dispositive power over the shares held of record by VG Holdings, LLC. The voting and dispositive power exercised by HM Capital is at the direction of the following voting members of a committee that exercises such power on behalf of the ultimate parents of HM Capital: John R. Muse, Andrew S. Rosen and Joe Colonnetta. No individual member of this committee has voting and/or dispositive power. As a result of the foregoing, each of Messrs. Muse, Rosen and Colonnetta may be deemed to beneficially own all or a portion of the shares. Each of Messrs. Muse, Rosen and Colonnetta disclaims beneficial ownership of such shares, except to the extent of any pecuniary interest therein. Alfred C. Eckert III is an executive officer and stockholder of the ultimate parent of GSC and may be deemed to have shared voting and investment power over, and be the beneficial owner of, the shares beneficially owned by GSC. Mr. Eckert disclaims beneficial ownership of such shares, except to the extent of any pecuniary interest therein.

In addition, pursuant to the Limited Liability Company Agreement of VG Holdings, the shares held by VG Holdings may not be disposed of prior to a specified date without the unanimous approval of the board of managers of VG Holdings. The board of managers consists of two managers, with one designated by HM Capital and the other by GSC. The designated managers are Peter Frank and Edward Herring, both of whom are also members of the Company’s board of directors. Additionally, the members of VG Holdings have agreed that all shares shall be voted in favor of (a) the director nominees to be designated by VG Holdings for election to the Company’s board of directors, and (b) certain business combination transactions involving the Company.

RATIO OF EARNINGS TO

COMBINED FIXED CHARGES AND PREFERENCE DIVIDENDS

The following table sets forth our ratio of earnings to combined fixed charges and preference security dividends for the years ended December 31, 2010, 2009, 2008, 2007 and 2006. For the purpose of calculating the ratio, “earnings” represents the sum of income or losses before taxes from continuing operations and fixed charges, less the noncontrolling interest in pre-tax income of subsidiaries. “Fixed charges” consist of interest expensed, amortized costs and expenses related to indebtedness and an estimate of the interest within rental expense. “Preference Security Dividends” is the amount of pre-tax earnings that is required to pay the dividends on outstanding preferred stock. During the periods presented, the Company’s preferred stock did not pay or accrue cash dividends.

	Year Ended December 31,
	2010	2009	2008	2007	2006
Ratio of earnings to combined fixed charges and preference security dividends(1)	1.8x	—	—	1.0x	—

(1)	For the years ended December 31, 2009, 2008 and 2006, the ratio was less than 1.0x. To achieve a ratio of 1.0x, additional pre-tax earnings would have been required in the amount of $47.0 million, $10.5 million and $7.1 million, respectively.

PLAN OF DISTRIBUTION

We and the selling stockholder may, from time to time, sell, transfer or otherwise dispose of any or all of the securities offered by this prospectus or any applicable prospectus supplement on any stock exchange, market or trading facility on which the shares are traded or in private transactions. These dispositions may be at fixed prices, at prevailing market prices at the time of sale, at prices related to the prevailing market price, at varying prices determined at the time of sale or at negotiated prices.

We and the selling stockholder may sell the securities that may be offered by this prospectus:

•	through agents;

•	to or through underwriters;

•	to or through broker-dealers (acting as agent or principal);

•	in “at the market offerings” within the meaning of Rule 415(a)(4) of the Securities Act to or through a market maker or into an existing trading market, on an exchange, or otherwise;

•	directly to purchasers, through a specific bidding or auction process or otherwise;

•	through a combination of any such methods of sale; or

•	by any other method permitted pursuant to applicable law.

To the extent required, this prospectus may be amended and/or supplemented from time to time to describe a specific plan of distribution.

We or the selling stockholder may designate agents who agree to use their reasonable efforts to solicit purchases for the period of their appointment or to sell securities on a continuing basis. We may include shares of the selling stockholder in conjunction with underwritten sales by us of our securities.

If we or the selling stockholder use underwriters for a sale of securities, the underwriters will acquire the securities for their own account. The underwriters may resell the securities in one or more transactions, including negotiated transactions, at a fixed public offering price or at varying prices determined at the time of sale.

The obligations of the underwriters to purchase the securities will be subject to the conditions stated in the applicable underwriting agreement. The underwriters will be obligated to purchase all the securities of the series offered if any of the securities of that series are purchased. Any initial public offering price and any discounts or concessions allowed or re-allowed or paid to dealers may be changed from time to time.

The selling stockholder and underwriters, dealers and agents that participate in the distribution of the securities may be underwriters as defined in the Securities Act, and any discounts or commissions they receive from us and any profit on their resale of the securities may be treated as underwriting discounts and commissions under the Securities Act. The applicable prospectus supplement, if required, will identify any underwriters, dealers or agents and will describe their compensation. We or the selling stockholder may have agreements with the underwriters, dealers and agents to indemnify them against certain civil liabilities, including liabilities under the Securities Act. Underwriters, dealers and agents may engage in transactions with, or perform services for, us or our subsidiaries in the ordinary course of their business.

We or the selling stockholder may enter into derivative transactions with third parties, or sell securities not covered by this prospectus to third parties in privately negotiated transactions. If the applicable prospectus supplement indicates, in connection with those derivatives, the third parties may sell securities covered by this prospectus and the applicable prospectus supplement, including in short sale transactions. If so, the third party may use securities pledged by us or the selling stockholder or borrowed from us, the selling stockholder or others to settle those sales or to close out any related open borrowings of stock, and may use securities received from us in settlement of those derivatives to close out any related open borrowings of stock. We or the selling stockholder may also loan or pledge securities covered by this prospectus and any applicable prospectus supplement to third parties, who may sell the loaned securities or, in an event of default in the case of a pledge, sell the pledged securities pursuant to this prospectus and any applicable prospectus supplement (or a post-effective amendment).

Any underwriter may engage in over-allotment, stabilizing transactions, short-covering transactions and penalty bids in accordance with Regulation M under the Exchange Act. Over-allotment involves sales in excess of the offering size, which create a short position. Stabilizing transactions permit bids to purchase the underlying security so long as the stabilizing bids do not exceed a specified maximum. Short-covering transactions involve purchases of the securities in the open market after the distribution is completed to cover short positions. Penalty bids permit the underwriters to reclaim a selling concession from a dealer when the securities originally sold by the dealer are purchased in a covering transaction to cover short positions. Those activities may cause the price of the securities to be higher than it would otherwise be. If commenced, the underwriters may discontinue any of the activities at any time.

The selling stockholder is subject to the applicable provisions of the Exchange Act and the rules and regulations under the Exchange Act, including Regulation M. This regulation may limit the timing of purchases and sales of any of the shares of common stock offered in this prospectus by the selling stockholder. The anti-manipulation rules under the Exchange Act may apply to sales of shares in the market and to the activities of the selling stockholder and its affiliates. Furthermore, Regulation M may restrict the ability of any person engaged in the distribution of the shares to engage in market-making activities for the particular securities being distributed for a period of up to five business days before the distribution. The restrictions may affect the marketability of the shares and the ability of any person or entity to engage in market-making activities for the shares.

We have advised the selling stockholder that the anti-manipulation rules of Regulation M under the Exchange Act may apply to sales of shares in the market and to the activities of the selling stockholder and its affiliates. In addition, we will make copies of this prospectus (as it may be supplemented or amended from time to time) available to the selling stockholder for the purpose of satisfying the prospectus delivery requirements of the Securities Act. The selling stockholder may indemnify any broker-dealer that participates in transactions involving the sale of the shares against certain liabilities, including liabilities arising under the Securities Act.

In compliance with the guidelines of the Financial Industry Regulatory Authority, or FINRA, the aggregate maximum discount, commission or agency fees or other items constituting underwriting compensation to be received by any FINRA member or independent broker-dealer will not exceed 8% of the offering proceeds from any offering pursuant to this prospectus and any applicable prospectus supplement.

If 5% or more of the net proceeds of any offering of securities made under this prospectus will be received by a FINRA member participating in the offering or affiliates or associated persons of such FINRA member, the offering will be conducted in accordance with FINRA Rule 5121.

We have agreed to indemnify the selling stockholder against liabilities, including liabilities under the Securities Act and state securities laws, relating to the registration of the shares offered by this prospectus.

LEGAL MATTERS

Jones Day, Dallas, Texas, has issued an opinion with respect to the validity of the securities to be offered by this prospectus. If counsel for any underwriters passes on legal matters in connection with an offering of the securities described in this prospectus, we will name that counsel in the prospectus supplement relating to that offering.

EXPERTS

The consolidated financial statements of Viasystems Group, Inc. and subsidiaries appearing in Viasystems Group, Inc.’s Annual Report (Form 10-K) for the year ended December 31, 2010, have been audited by Ernst & Young LLP, independent registered public accounting firm, as set forth in their report thereon, included therein, and incorporated herein by reference. Such consolidated financial statements are incorporated herein by reference in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

The audited consolidated financial statements and schedule of Merix Corporation as of May 30, 2009 and May 31, 2008 and for each of the three years in the period ended May 30, 2009, incorporated by reference in this prospectus and registration statement have been so incorporated by reference in reliance upon the reports of Grant Thornton LLP, independent registered accountants, upon the authority of said firm as experts in accounting and auditing in giving said reports.

WHERE YOU CAN FIND MORE INFORMATION

We are subject to the reporting requirements of the Exchange Act, and in accordance therewith file reports, including annual and quarterly reports, proxy statements and other information with the SEC. Such reports, proxy statements and other information may be inspected and copied at prescribed rates at the public reference facilities maintained by the SEC at the SEC’s Public Reference Room, 100 F Street, N.E., Washington, D.C. 20549. Further information on the Public Reference Room may be obtained by calling the SEC at 1-800-SEC-0330. In addition, such reports, proxy statements and other information may be accessed through the SEC Internet website located at http://www.sec.gov.

This prospectus is part of a registration statement on Form S-3 that we have filed with the SEC under the Securities Act for the registration under the Securities Act of the securities offered hereby. This prospectus does not contain all the information set forth in the registration statement, parts of which are omitted in accordance with the rules and regulations of the SEC. Reference is hereby made to the registration statement which contains further information with respect to our company and our securities. Statements herein concerning the provisions of documents filed as exhibits to the registration statement are necessarily summaries of such documents, and each such statement is qualified by reference to the copy of the applicable document filed with the SEC.

INCORPORATION OF CERTAIN INFORMATION BY REFERENCE

We incorporate by reference in this prospectus the documents listed below, each of which should be considered an important part of this prospectus.

•

Our Annual Report on Form 10-K for the year ended December 31, 2010, filed with the SEC on February 9, 2011, including those portions of our Definitive Proxy Statement on Schedule 14A filed with the SEC on March 7, 2011 and incorporated by reference therein;

•	Our current report on Form 8-K filed with the SEC on February 15, 2011 and our current report on Form 8-K/A filed with the SEC March 7, 2011;

•

The audited consolidated balance sheets of Merix as of May 30, 2009 and May 31, 2008 and the consolidated statements of operations, shareholders’ equity and comprehensive income (loss) and cash flows for the fiscal years ended May 30, 2009, May 31, 2008 and May 26, 2007, and the notes related thereto included in Item 8 of Merix’ Annual Report on Form 10-K for the fiscal year ended May 30, 2009, filed with the SEC on July 30, 2009;

•

The unaudited consolidated balance sheet of Merix as of November 28, 2009 and the unaudited consolidated statements of operations, shareholders’ equity and comprehensive income (loss) and cash flows for the six months ended November 28, 2009 and November 29, 2008, and the notes related thereto included in Item 1 of Merix’ Quarterly Report on Form 10-Q for the period ended November 28, 2009, filed with the SEC on January 5, 2010; and

•

The description of our common stock, par value $0.01 per share, contained in our Registration Statement on Form S-4 (Registration No. 333-163040), as amended, which description is incorporated by reference into our Form 8-A filed with the SEC on February 12, 2010 (as amended on February 17, 2010) and any amendment or report filed for the purpose of further updating such description.

All documents subsequently filed by the Company pursuant to Sections 13(a), 13(c), 14 and 15(d) of the Exchange Act, prior to the filing of a post-effective amendment which indicates that all securities offered hereby have been sold or which deregisters all securities then remaining unsold, shall be deemed to be incorporated by reference herein and to be a part hereof from the date of the filing of such documents.

Any statement contained in a document incorporated or deemed to be incorporated by reference in this registration statement shall be deemed to be modified or superseded for purposes of this registration statement to the extent that a statement contained in this registration statement, or in any other subsequently filed document that also is or is deemed to be incorporated by reference in this registration statement, modifies or supersedes such prior statement. Any statement contained in this registration statement shall be deemed to be modified or superseded to the extent that a statement contained in a subsequently filed document that is or is deemed to be incorporated by reference in this registration statement modifies or supersedes such prior statement. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this registration statement.

You may obtain, free of charge, a copy of any of our filings (other than exhibits to these documents, unless the exhibits are specifically incorporated by reference into these documents or referred to in this prospectus) by writing or calling us at the following address and telephone number:

101 South Hanley Road

St. Louis, Missouri 63105

(314) 746-2205

4,000,000 Shares

Viasystems Group, Inc.

Common Stock

PROSPECTUS SUPPLEMENT

Goldman, Sachs & Co.

Stifel Nicolaus Weisel

Wells Fargo Securities

Macquarie Capital

Needham & Company, LLC

Houlihan Lokey